UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Form 18-K for the year ended December 31, 2020
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

SEC Mail Processing
MAR 25 2023
Washington, DC

S-
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Last fiscal year: December 31, 2020
Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., State of District of Columbia, 2021

/s/ Giovanna Zanelli Suárez
(Registrant)

By: Giovanna Zanelli Suárez
(Name)
Deputy Chief of Mission, Embassy of Peru in the US
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ____, that the information set forth in this statement is true and complete.

____________ By: ____________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM SE GENERAL INSTRUCTIONS

1. Rules as to Use of Form SE

A. Electronic filers must use this form to submit any paper format exhibit under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that the submission of such exhibit in paper is permitted under Rule 201, 202, or 311 of Regulation S-T (§§ 232.201, 232.202, or 232.311 of this chapter).

B. Electronic filers are subject to Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual. We direct your attention to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and the electronic filing rules and regulations under these Acts.

2. Preparation of Form SE.

Submit in paper format four complete copies of both the Form SE and the exhibit filed under cover of the Form SE.

3. Filing of Form SE.

A. If you are filing the exhibit under a temporary hardship exemption, submit the exhibit and a Form TH (§§239.65, 249.447, 259.604, 269.10, and 274.404 of this chapter) under cover of this Form SE no later than one business day after the date on which the exhibit was to have been filed electronically. See Rule 201 of Regulation S-T (§232.201 of this chapter).

B. If you are filing the exhibit under a continuing hardship exemption under Rule 202 of Regulation S-T (§232.202 of this chapter), or as allowed by Rule 311 of Regulation S-T (§232.311 of this chapter), you may file the exhibit in paper under cover of Form SE up to six business days before or on the date of filing of the electronic format document to which it relates; you may not file the exhibit after the filing date of the electronic document to which it relates. Exhibits filed under a continuing hardship exemption must include the legend required by Rule 202(c) (§232.202(c) of this chapter). If you submit the paper exhibit in this manner, you will have satisfied any requirements that you file the exhibit with, provide the document with, or have the document accompany the electronic filing. This instruction does not affect any requirement that you deliver or furnish the information in the exhibit to persons other than the Commission.

C. Identify the exhibit being filed. Attach to the Form SE the paper format exhibit and an exhibit index if required by Item 601 of Regulation S-K of this chapter.

4. Signatures.

A. Submit one copy signed by each person on whose behalf you are submitting the form or by that person's authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), file with the form the evidence of the authority of the representative to sign on behalf of such person, except that you may incorporate by reference a power of attorney for this purpose that is already on file with the Commission.

B. Signatures may be in typed form rather than manual format.

REPUBLIC OF PERU

EXHIBIT INDEX

EXHIBIT A: None

EXHIBIT B: None

EXHIBIT C: Copy of the 2021 annual Budget of the Republic (in Spanish) (P)(Rule 311)

EXHIBIT D: None

(P) Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.



DIARIO OFICIAL DEL BICENTENARIO

El Peruano

FUNDADO EL 22 DE OCTUBRE DE 1825 POR EL LIBERTADOR SIMÓN BOLÍVAR

"AÑO DE LA UNIVERSALIZACIÓN DE LA SALUD" Domingo 6 de diciembre de 2020

PERÚ

CONGRESO de la REPÚBLICA

Ley N° 31084

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2021

Ley N° 31085

LEY DE EQUILIBRIO FINANCIERO DEL PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2021

Ley N° 31086

LEY DE ENDEUDAMIENTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2021

NORMAS LEGALES

SEPARATA ESPECIAL

LEY Nº 31084

EL PRESIDENTE DE LA REPÚBLICA

POR CUANTO:

EL CONGRESO DE LA REPÚBLICA;
Ha dado la Ley siguiente:

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2021

CAPÍTULO I

APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2021

1.1   Apruébase el Presupuesto Anual de Gastos para el Año Fiscal 2021 por el monto de **S/ 183 029 770 158,00 (CIENTO OCHENTA Y TRES MIL VEINTINUEVE MILLONES SETECIENTOS SETENTA MIL CIENTO CINCUENTA Y OCHO Y 00/100 SOLES)**, que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

	Soles
GOBIERNO CENTRAL	
Correspondiente al Gobierno Nacional	127 420 957 133,00
Gastos corrientes	81 280 659 705,00
Gastos de capital	30 909 704 837,00
Servicio de la deuda	15 230 592 591,00
INSTANCIAS DESCENTRALIZADAS	**Soles**
Correspondiente a los Gobiernos Regionales	33 960 119 207,00
Gastos corrientes	26 134 106 045,00
Gastos de capital	7 474 329 421,00
Servicio de la deuda	351 683 741,00
Correspondiente a los Gobiernos Locales	21 648 693 818,00
Gastos corrientes	12 293 229 968,00
Gastos de capital	8 971 318 790,00
Servicio de la deuda	384 145 060,00
TOTAL S/	**183 029 770 158,00**

1.2   Los créditos presupuestarios correspondientes al Gobierno Nacional, los gobiernos regionales y los gobiernos locales se detallan en los anexos que forman parte de la presente ley de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento.	4
Distribución del gasto del presupuesto del sector público por pliegos del Gobierno Nacional a nivel de productos, proyectos y actividades.	5
Distribución del gasto del presupuesto del sector público por Gobierno Regional a nivel de productos, proyectos y actividades.	6
Distribución del gasto del presupuesto del sector público por gobiernos locales y genéricas del gasto.	7
Distribución del gasto del presupuesto del sector público por programas presupuestales y pliegos.	8
Financiamiento para asegurar la ejecución de inversiones que recibieron recursos en el marco de los artículos 13 y 14 de las Leyes 30693 y 30879, del artículo 15 de la Ley 30970 y los artículos 14 y 15 del Decreto de Urgencia 014-2019.	I
Financiamiento para la continuidad de la ejecución de inversiones que recibieron recursos con cargo al Fondo Invierte para el Desarrollo Territorial (FIDT) ganadoras del Concurso FIDT 2019.	II
Financiamiento para intervenciones del Plan de la Reconstrucción con Cambios con cargo a los recursos FONDES.	III



Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, que recibieron recursos en el marco del Decreto de Urgencia 070-2020.	IV
Continuidad de la contratación de los servicios técnicos y administrativos y de los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco del Decreto de Urgencia 070-2020.	V
Continuidad de los servicios de inspectores necesarios para los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco del Decreto de Urgencia 070-2020.	VI
Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, adicionales a las medidas establecidas en el Decreto de Urgencia 070-2020.	VII
Continuidad de servicios de mantenimiento e inspección en la Red Vial Vecinal de medidas adicionales de reactivación económica en el 2020.	VIII

1.3   Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2021 por los pliegos presupuestarios están contenidas en los anexos de la presente Ley: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2021", y "B: Cuotas Internacionales - Año Fiscal 2021" entre las que se incluyen las referidas en el numeral 69.3 del artículo 69 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Durante el Año Fiscal 2021, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B sin exceder el monto total por pliego señalado en dicho Anexo, mediante decreto supremo refrendado por el ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en el referido Anexo. Las cuotas internacionales no contempladas en el citado Anexo B se aprueban de acuerdo a la formalidad prevista en el numeral 69.2 del artículo 69 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y se financian con cargo al presupuesto institucional del pliego respectivo, sin demandar recursos adicionales al Tesoro Público.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2021

Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2021 se estiman por fuentes de financiamiento, por el monto total de S/ 183 029 770 158,00 (CIENTO OCHENTA Y TRES MIL VEINTINUEVE MILLONES SETECIENTOS SETENTA MIL CIENTO CINCUENTA Y OCHO Y 00/100 SOLES), conforme al siguiente detalle:

Fuentes de financiamiento	Soles
Recursos ordinarios	99 541 483 580,00
Recursos directamente recaudados	12 518 987 874,00
Recursos por operaciones oficiales de crédito	47 651 387 558,00
Donaciones y transferencias	475 626 454,00
Recursos determinados	22 842 284 692,00
	=================
TOTAL S/	**183 029 770 158,00**
	=================


CAPÍTULO II

NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I

DISPOSICIONES GENERALES


Artículo 3. Alcance

Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Junta Nacional de Justicia; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley. Asimismo, son de obligatorio cumplimiento por los gobiernos regionales y los gobiernos locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1   Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en la presente ley y en el marco del inciso 1 del numeral 2.1 del artículo 2 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

4.2   Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la Oficina de Presupuesto y del jefe de la Oficina de Administración, o los que hagan sus veces, en el marco de lo establecido en el Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 5. Control del gasto público

5.1   Los titulares de las entidades públicas, el jefe de la Oficina de Presupuesto y el jefe de la Oficina de Administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en la presente ley, en el marco del Principio de

Legalidad, recogido en el artículo IV del Título Preliminar del Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 004-2019-JUS. Corresponde al titular de pliego efectuar la gestión presupuestaria, en las fases de programación, formulación, aprobación, ejecución y evaluación, y el control del gasto, en el marco de lo establecido en el párrafo 1 del numeral 7.3 del artículo 7 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

5.2 La Contraloría General de la República verifica el cumplimiento de lo dispuesto en la presente ley y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo, y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, dentro de los quince días de vencido cada semestre.

SUBCAPÍTULO II

GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal

Prohíbase en las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Junta Nacional de Justicia; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley, el reajuste o incremento de remuneraciones, bonificaciones, beneficios, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y conceptos de cualquier naturaleza, cualquiera sea su forma, modalidad, periodicidad y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, beneficios, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y conceptos de cualquier naturaleza con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1 Los funcionarios y servidores nombrados y contratados bajo el régimen laboral del Decreto Legislativo 276, la Ley 29944 y la Ley 30512; los docentes universitarios a los que se refiere la Ley 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley 15117, los Decretos Leyes 19846 y 20530, el Decreto Supremo 051-88-PCM y la Ley 28091, en el marco del inciso 1 del artículo 17 del Decreto Legislativo 1442, Decreto Legislativo de la Gestión Fiscal de los Recursos Humanos en el Sector Público, perciben en el Año Fiscal 2021 los siguientes conceptos:

     a)   Los aguinaldos por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

     b)   La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/ 400,00 (CUATROCIENTOS Y 00/100 SOLES).

7.2 Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley 27735, Ley que Regula el Otorgamiento de las Gratificaciones para los Trabajadores del Régimen de la Actividad Privada por Fiestas Patrias y Navidad, para el abono de las gratificaciones correspondientes por Fiestas Patrias y Navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el literal b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado literal.

7.3 Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, en el marco de la Ley 29849, perciben por concepto de aguinaldo por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el literal a) del numeral 7.1. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

SUBCAPÍTULO III

MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1 Prohíbase el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

     a)   La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley 28175, Ley Marco del Empleo Público, y demás normativa sobre la materia, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

     b)   El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial, fiscales del Ministerio Público, miembros de la Junta Nacional de Justicia, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática.

     c)   La contratación para el personal bajo el régimen laboral del Decreto Legislativo 728 y el personal de carreras especiales para el reemplazo por cese, para la suplencia temporal de los servidores del Sector Público, o para el ascenso o promoción del personal, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal al que se refiere el presente literal, este comprende al cese que se hubiese producido a partir del año 2019, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. Las plazas vacantes para el reemplazo por cese del personal que no cuenten con el financiamiento correspondiente son eliminadas del Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

En el caso del ascenso o promoción del personal, las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la Tercera Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez que se reincorpore el titular de la plaza, los contratos respectivos quedan resueltos automáticamente.

Lo establecido en el presente literal no autoriza a las entidades públicas para contratar o nombrar personal en nuevas plazas que pudieran crearse.

d) El ascenso o promoción del personal bajo el régimen laboral del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público en las entidades del Sector Público, en tanto se implemente la Ley 30057, Ley del Servicio Civil.

En el caso del ascenso o promoción del personal, las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la Tercera Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Lo establecido en el presente literal no autoriza a las entidades públicas para contratar o nombrar personal en nuevas plazas que pudieran crearse.

La contratación, el nombramiento y la suplencia temporal del personal bajo el régimen laboral del Decreto Legislativo 276 se sujetan a lo establecido en el artículo 4 del Decreto de Urgencia 016-2020, Decreto de Urgencia que establece medidas en materia de los recursos humanos del Sector Público.

e) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios de las universidades públicas.

f) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (Servir), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

g) La contratación de plaza presupuestada de docentes universitarios en las universidades públicas.

h) El nombramiento de los vocales y secretarios relatores del Tribunal Fiscal a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo 133-2013-EF.

i) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y educación técnico-productiva, en el marco de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus o el que lo reemplace.

j) La contratación temporal en plaza presupuestada de auxiliares de educación, conforme lo establecido en la Ley 30493, Ley que regula la política remunerativa del auxiliar de educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus o el que lo reemplace.

k) La contratación temporal de docentes de las áreas de desempeño laboral de docencia y de gestión pedagógica en los Institutos y escuelas de educación superior públicas comprendidos bajo el alcance de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes, y en las escuelas de educación superior de formación artística públicas, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus o el que lo reemplace.

l) La contratación, bajo el régimen laboral de la actividad privada, de inspectores auxiliares, inspectores del trabajo y supervisores inspectores, de la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL).

m) El ingreso de personal por mandato de sentencias judiciales en calidad de cosa juzgada.

n) El nombramiento de hasta el veinte por ciento (20%) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales y las Comunidades Locales de Administración en Salud (CLAS), a los que se refiere la Ley 30957, Ley que autoriza el nombramiento progresivo como mínimo del veinte por ciento (20%) de los profesionales de la salud, técnicos y auxiliares asistenciales de la salud que a la entrada en vigencia del Decreto Legislativo 1153 tuvieron vínculo laboral y que fueron identificados en el marco de la Nonagésima Octava Disposición Complementaria Final de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

ñ) La contratación temporal de Jueces Supernumerarios y Fiscales Provisionales que no se encuentran en la carrera fiscal.

o) La contratación temporal a que se refiere el artículo 84 de la Ley 30057, Ley del Servicio Civil, para las entidades que cuenten con Cuadro de Puestos de la Entidad (CPE) aprobado por la Autoridad Nacional del Servicio Civil (SERVIR).

8.2 Para la aplicación de los casos de excepción establecidos desde el literal a) hasta el literal o) del numeral precedente, salvo para lo establecido en el literal i), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), y en el Presupuesto Analítico de Personal (PAP), según corresponda, así como que las plazas o puestos a ocupar se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

Para el caso de las plazas docentes a las que se refiere el literal i) del numeral precedente es requisito el Informe emitido por la Secretaría de Planificación Estratégica del Ministerio de Educación respecto del financiamiento de las plazas vacantes identificadas por la Dirección Técnica Normativa de Docentes del Viceministerio de Gestión Pedagógica, según la plazas codificadas en el Sistema de Administración y Control de Plazas Nexus o el que haga sus veces del Ministerio de Educación, y su registro en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas. Para dicho registro el referido Informe debe ser remitido al Ministerio de Economía y Finanzas para el registro y actualización de todas las plazas docentes en el AIRHSP.

Asimismo, previamente a la convocatoria de los concursos públicos cuando estos correspondan, en los supuestos de excepción establecidos desde el literal a) hasta el literal o), se debe contar con el informe favorable de la Oficina General de Presupuesto de la entidad que financia el gasto, en el que se señale, entre otros aspectos, que dicha entidad cuenta con los créditos presupuestarios suficientes para financiar el referido gasto y su sostenibilidad en los años fiscales siguientes. Esta obligación resulta también aplicable al nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo de la Junta Nacional de Justicia, en cuyo caso se requiere informe favorable de la Oficina de Presupuesto del Poder Judicial y del Ministerio Público, respectivamente.

8.3 Adicionalmente, para el ascenso o promoción establecido en el literal c) del numeral 8.1 en el caso de los profesores del Magisterio Nacional y docentes universitarios, para el nombramiento de docentes universitarios al que se refiere el literal e) del numeral 8.1, así como para el nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo de la Junta Nacional de Justicia, previo a la realización de dichas acciones de personal, es necesario el informe favorable del Ministerio de Economía y Finanzas.

8.4 Dispónese, excepcionalmente, que para el caso de los Programas de Intervención Temprana (PRITE) de Educación Básica Especial públicos, la evaluación y validación de las necesidades de las plazas de docentes de dichos programas por parte del Ministerio de Educación, a que se refiere el literal i) del numeral 8.1, se efectúa sobre la base del padrón nominado de estudiantes remitido por los gobiernos regionales y validado por el Ministerio de Educación.

8.5 Dispónese, excepcionalmente, que para el caso de las instituciones educativas a las que se hace referencia en el literal k) del numeral 8.1 del presente artículo, la evaluación y validación de las necesidades de las nuevas plazas por parte del Ministerio de Educación a que se refiere el artículo 16 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, se efectúa sobre la base del padrón nominado de alumnos registrados en el sistema de información que administre el Ministerio de Educación, o en su defecto, sobre la base del padrón nominado de estudiantes remitido por los gobiernos regionales, y validado por el Ministerio de Educación.

Asimismo, para el caso de la contratación temporal del profesorado y de auxiliares de educación, a los que refieren los literales i) y j), respectivamente, únicamente son habilitadas en el Sistema de Administración y Control de Plazas Nexus o el que haga sus veces del Ministerio de Educación, las plazas orgánicas y eventuales que valide el Ministerio de Educación, considerando los resultados del proceso de racionalización efectuado en el marco del ordenamiento territorial.

8.6 Las disposiciones complementarias que resulten necesarias para la aplicación de lo dispuesto en los literales c), e), g), i), j) y k) del numeral 8.1 del presente artículo, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a propuesta de este último.

8.7 Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1 A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Reforma de la estructura del Estado en el marco del Decreto Supremo 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado".
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Atención de sentencias judiciales con calidad de cosa juzgada.
d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.
e) Las modificaciones presupuestarias en el nivel funcional programático que se realicen hasta el 15 de febrero de 2021 y que cuenten con informe favorable de la Dirección General de Presupuesto Público emitido hasta el 10 de febrero de 2021. Las solicitudes de informe favorable, en atención a lo regulado en el presente literal, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 22 de enero de 2021.

Para la habilitación y anulación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el literal a) hasta el literal e), se requiere del informe previo favorable del Ministerio de Economía y Finanzas.

9.2 A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada, en este último caso, previo informe favorable de la Dirección General de Presupuesto Público (DGPP), y de corresponder, sobre la base de la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) que debe remitir la Dirección General de Gestión Fiscal de los Recursos Humanos a la DGPP. Las solicitudes de informe favorable en atención a lo regulado en el presente numeral, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 15 de octubre de 2021.

9.3 Prohíbense las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo 1057.
La contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no es aplicable en la ejecución de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho sistema.
Asimismo, no pueden efectuarse modificaciones presupuestarias en el nivel funcional programático con cargo a las partidas de gasto vinculadas al mantenimiento de infraestructura, con el objeto de habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no vinculados a dicho fin.

9.4 A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S.", 2.3.2 8.1 4 "Aguinaldos de C.A.S." y 2.3.2 8.1 5 "Vacaciones truncas de C.A.S.", no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, solo para dicho fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Reforma de la estructura del Estado en el marco del Decreto Supremo 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado".
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Las modificaciones presupuestarias en el nivel funcional programático que se realicen hasta el 15 de marzo de 2021.



Las entidades del Gobierno Nacional y los gobiernos regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S.", 2.3.2 8.1 4 "Aguinaldos de C.A.S." y 2.3.2 8.1 5 "Vacaciones truncas de C.A.S." por aplicación de los casos indicados en los literales a), b) y c) del presente numeral, requieren del informe previo favorable de la DGPP emitido hasta el 10 de marzo de 2021, con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos sobre la base de la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), y/o a otras materias de su competencia. Las solicitudes de informe favorable, en atención a lo regulado en el presente literal, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 22 de febrero de 2021. Para efectos de las habilitaciones o anulaciones antes mencionadas, las entidades del Gobierno Nacional y gobiernos regionales quedan exoneradas de lo establecido en el numeral 9.5 del presente artículo.

En el caso de los pliegos del Poder Ejecutivo y gobiernos regionales, previa a la solicitud de emisión de informe favorable de la DGPP, en los casos de la habilitación de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." y 2.3.2 8.1 4 "Aguinaldos de C.A.S." referidas en el párrafo precedente, como consecuencia del incremento en el número de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, se requiere la opinión previa favorable de la Autoridad Nacional del Servicio Civil (SERVIR), respecto a la viabilidad de la dotación de personal materia de financiamiento, en el marco de los lineamientos para la determinación de las necesidades de personal que emita dicha entidad, en coordinación con la Dirección General de Presupuesto Público y la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas. Las solicitudes de opinión de SERVIR se presentan hasta el 15 de febrero de 2021; asimismo, dicha opinión debe remitirse al Ministerio de Economía y Finanzas en la misma oportunidad en la que la entidad solicite el informe favorable de la DGPP, en el marco del literal c) del presente numeral.

Mediante resolución directoral de la DGPP, en coordinación con SERVIR, se pueden incluir otras entidades del Gobierno Nacional comprendidas en el ámbito de aplicación del párrafo precedente, sobre la base del crecimiento en las específicas de gasto antes mencionadas, en los últimos tres (3) años.

9.5   Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6   Prohíbase, durante el Año Fiscal 2021, a los pliegos Ministerio de Defensa y Ministerio del Interior a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 3. "Combustibles, Carburantes, Lubricantes y Afines" con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de la indicada partida de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.7   Prohíbase, durante el Año Fiscal 2021, a los pliegos Ministerio de Defensa, Ministerio del Interior e Instituto Nacional Penitenciario a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1 1. 1 1 "Alimentos y Bebidas para consumo humano" y 2.3.2 7. 11 5 "Servicios de alimentación de consumo humano" con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.8   Prohíbase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 "Repuestos y accesorios", 2.3.1.11 "Suministros para mantenimiento y reparación" y 2.3.2.4 "Servicios de mantenimiento, acondicionamiento y reparaciones", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad, a las que se refiere el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Asimismo, exceptúese a los gobiernos regionales de lo establecido en el mencionado inciso 4, para las habilitaciones que realice en el marco de lo establecido en el primer párrafo del presente numeral.

Para el caso de los gobiernos locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada Gobierno Local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite iv del literal n) del numeral 16.1 del artículo 16 de la presente ley.

9.9   Prohíbase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 "Servicios de energía eléctrica, agua y gas" y 2.3.2 2.2 "Servicios de telefonía e internet", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego. Para efecto de las referidas habilitaciones, los gobiernos regionales quedan exceptuados de la restricción prevista en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

9.10   Prohíbase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con el fin de habilitar la Partida de Gasto 2.6.3.1.1 1 "Para Transporte Terrestre" de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego con cargo a las anulaciones en la misma partida a nivel de pliego.

9.11   Prohíbase, durante el Año Fiscal 2021, a los pliegos Ministerio de Salud, Instituto Nacional de Salud e Instituto Nacional de Enfermedades Neoplásicas (INEN), a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 8 "Suministros Médicos" con el fin de habilitar a otras partidas de gasto. La citada restricción no comprende los siguientes casos:

     a)   Las modificaciones presupuestarias en el nivel funcional programático que se realicen dentro de la indicada partida de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

     b)   Las modificaciones en el nivel funcional programático para habilitar la Específica del Gasto 2.4.1 2.1 98 "A otros organismos internacionales de la salud - suministros médicos", en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.12   Modificaciones presupuestarias en el nivel funcional programático de las específicas del gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones":

9.12.1 A nivel de pliego las específicas del gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones" del presupuesto institucional de las entidades del Gobierno Nacional y los gobiernos regionales, no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, prohibición que incluye las modificaciones presupuestarias entre las citadas específicas del gasto. La presente medida implica también la prohibición de ejecutar gasto en las referidas específicas del gasto.

Los pliegos del Gobierno Nacional y gobiernos regionales, hasta el 22 de enero de 2021, pueden realizar modificaciones presupuestarias en el nivel funcional programático entre las unidades ejecutoras del mismo pliego, a fin de distribuir el presupuesto de las específicas del gasto señaladas en el presente numeral.

Las específicas del gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones" solo pueden habilitar a otras específicas del gasto dentro de sus respectivas genéricas del gasto del mismo pliego, en los siguientes casos:

a) Para el financiamiento de registros que han sido actualizados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), al 31 de diciembre de 2020, para cuyo efecto los pliegos remiten su solicitud de actualización a la Dirección General de Gestión Fiscal de los Recursos Humanos hasta el 14 de diciembre de 2020. Para tal efecto, previo a realizar la habilitación presupuestaria, la entidad debe contar con la opinión favorable de la Dirección General de Presupuesto Público (DGPP), la que puede efectuarse a través del Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP).

b) Para el financiamiento de los registros actualizados en el AIRHSP en el presente año fiscal, al 15 de abril de 2021, para cuyo efecto los pliegos remiten su solicitud de actualización a la Dirección General de Gestión Fiscal de los Recursos Humanos hasta el 31 de marzo de 2021. Para tal efecto, previo a realizar la referida habilitación, la entidad debe contar con la opinión favorable de la DGPP, la que puede efectuarse a través del SIAF-SP.

9.12.2 Autorizase al Poder Ejecutivo, durante el Año Fiscal 2021, para aprobar modificaciones presupuestarias en el nivel institucional a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, con cargo a los recursos asignados en el presupuesto institucional de los pliegos del Gobierno Nacional y de los gobiernos regionales en las específicas del gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones", por la fuente de financiamiento Recursos Ordinarios, que no hubieran sido ejecutados en aplicación del presente artículo.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente y, para el caso, de los gobiernos regionales es refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas.

9.12.3 Autorízase a los gobiernos regionales, en el Año Fiscal 2021, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional en las específicas del gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones", que no hubieran sido ejecutados en el marco de lo establecido en este artículo, previa opinión favorable de la DGPP, con el fin de financiar el pago de sentencias judiciales en calidad de cosa juzgada y priorizadas por el gobierno regional de acuerdo a los criterios y procedimientos establecidos por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

9.12.4 Para efectos de lo establecido en el presente numeral 9.12, los pliegos del Gobierno Nacional y los gobiernos regionales quedan exceptuados de lo dispuesto en los numerales 9.1 y 9.2 del artículo 9 de la presente ley, y en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Asimismo, autorizase a las entidades del Gobierno Nacional y gobiernos regionales, para realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a las Específicas de Gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones", para adecuar el registro del gasto en las categorías presupuestarias correspondientes, en el marco del proceso de revisión de las citadas específicas de gasto.

9.12.5 Lo establecido en el numeral 9.12.1 entra en vigencia al día siguiente de la publicación de la presente ley.

9.13 Prohíbase, durante el Año Fiscal 2021, al Instituto Nacional de Defensa Civil (INDECI) y a los gobiernos regionales a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.2.2 3 "Entrega de bienes y servicios" correspondiente a la adquisición de bienes de ayuda humanitaria del Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres, con el fin de habilitar a otras partidas o genéricas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen dentro de la indicada partida de gasto para la adquisición de los bienes de ayuda humanitaria, en la misma unidad ejecutora o del mismo pliego.

9.14 Prohíbase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales a realizar modificaciones presupuestarias en el nivel funcional programático con el fin de efectuar anulaciones con cargo a los créditos presupuestarios de la "Actividad: 5006269 Prevención, control, diagnóstico y tratamiento de Coronavirus", "Actividad: 5006373 Promoción, implementación y ejecución de actividades para la reactivación económica", "Acción de inversión: 6000050 Prevención, control, diagnóstico y tratamiento de Coronavirus", "Acción de inversión: 6000051 Promoción, implementación y ejecución de acciones de inversión para la reactivación económica", y de la "Obra: 4000221 Promoción, implementación y ejecución de obras para la reactivación económica", bajo responsabilidad del titular del pliego, salvo las anulaciones que se realicen para habilitar a otras unidades ejecutoras dentro del mismo pliego en la misma actividad o acción de inversión u obra, según corresponda.

9.15 Prohíbase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional y los gobiernos regionales a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional en las finalidades "Pago de las asignaciones por tipo y ubicación de institución educativa", "Pago de la asignación por jornada de trabajo adicional y asignación por cargo de mayor responsabilidad", "Pago de las remuneraciones de profesores de educación física" y "Pago de remuneraciones de profesores técnicos deportivos", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre las unidades ejecutoras del mismo pliego.

Artículo 10. Incorporación de mayores ingresos para el financiamiento de personal

10.1 Durante el Año Fiscal 2021, las entidades del Gobierno Nacional y gobiernos regionales, solo pueden incorporar recursos destinados a la Partida de Gasto 2.3.2 8.1 "Contrato Administrativo de Servicios", provenientes de mayores ingresos por la fuente de financiamiento



Recursos Directamente Recaudados y los saldos de balance generados en dicha fuente de financiamiento, para el financiamiento de la contratación de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, previo informe favorable del Ministerio de Economía y Finanzas, en un plazo no mayor a veinte (20) días hábiles contados a partir de la presentación de la solicitud correspondiente.

10.2   Asimismo, previa a la solicitud de emisión de informe favorable de la DGPP al que se refiere el numeral precedente, en los casos que la incorporación de recursos se efectúe como consecuencia del incremento en el número de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, según corresponda, se requiere la opinión previa favorable de la Autoridad Nacional del Servicio Civil (SERVIR), respecto a la viabilidad de la dotación de personal materia de financiamiento, en el marco de los lineamientos para la determinación de las necesidades de personal emitidos por dicha entidad, en coordinación con la Dirección General de Presupuesto Público y la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas. Dicha opinión de SERVIR debe ser remitida por la entidad al Ministerio de Economía y Finanzas en la misma oportunidad en la que la referida entidad solicite el informe favorable de la DGPP.

Artículo 11. Medidas en materia de bienes y servicios

11.1   Durante el Año Fiscal 2021, los viajes al exterior de los servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos deben realizarse en categoría económica, pudiendo exceptuarse a los funcionarios señalados en el artículo 52 de la Ley 30057, Ley del Servicio Civil, siempre que el tiempo de viaje sea mayor a ocho (8) horas o cuando la estancia sea menor a cuarenta y ocho (48) horas.
   La autorización para viajes al exterior de las personas señaladas en el párrafo precedente se aprueba conforme a lo establecido en la Ley 27619, Ley que regula la autorización de viajes al exterior de servidores y funcionarios públicos, y sus normas reglamentarias.

11.2   Establézcase que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057, regulado por el Decreto Legislativo 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como para el personal contratado en el marco de la Ley 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

11.3   En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/ 200,00 (DOSCIENTOS Y 00/100 SOLES). Considérase, dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.
   La oficina general de administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.
   La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona. Al Presidente de la República, titulares de los poderes del Estado y ministros, no les son aplicables la restricción de gasto señalada en el primer párrafo del presente numeral.

11.4   Prohíbase la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a la limpieza pública, seguridad ciudadana y seguridad interna; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para el patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo 1013, Decreto Legislativo que aprueba la Ley de Creación, Organización y Funciones del Ministerio del Ambiente; vehículos para las Unidades de Protección Especial establecidas en el Decreto Legislativo 1297, Decreto Legislativo para la protección de niñas, niños y adolescentes sin cuidados parentales o en riesgo de perderlos, y su Reglamento; vehículos destinados a las acciones de supervisión y fiscalización del servicio de transporte terrestre en la Red Vial Nacional; vehículos destinados a la supervisión del mantenimiento de carreteras de la Red Vial Nacional; vehículos para la atención inmediata y urgente de casos de violencia contra la mujer y los integrantes del grupo familiar en el marco de la Ley 30364, Ley para prevenir, sancionar y erradicar la violencia contra las mujeres y los integrantes del grupo familiar, y su Reglamento; y vehículos destinados a las intervenciones de control gubernamental a nivel nacional. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de las inversiones y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a diez (10) años.
   La adquisición de los vehículos automotores señalados se realiza con cargo a los recursos del presupuesto institucional de las entidades respectivas, por cualquier fuente de financiamiento y conforme a la normatividad vigente, y solo puede efectuarse previa autorización del titular del pliego mediante resolución de dicha autoridad, que se publica en el portal institucional de la entidad respectiva. Esta facultad del titular de pliego es indelegable.
   Para la aplicación de los supuestos de excepción previstos en el presente numeral, las entidades respectivas quedan exceptuadas de lo establecido en el numeral 9.10 del artículo 9 de la presente ley.

11.5   En materia de uso de vehículos, establézcase que la asignación exclusiva de vehículos automotores para altos funcionarios en actividad, en el caso de entidades del Gobierno Nacional, es únicamente para uso oficial de los ministros, viceministros, secretarios generales, jefes de gabinete y titulares de pliego de entidades del Gobierno Nacional, y que al momento de entrada en vigencia de la presente ley cuentan con la autorización correspondiente. Para el resto de personal de las entidades del Gobierno Nacional, pueden hacer uso de los vehículos automotores de la flota de la respectiva entidad para el cumplimiento de sus funciones.
   Las entidades constitucionalmente autónomas, las Fuerzas Armadas y Policía Nacional del Perú, los gobiernos regionales y los gobiernos locales adoptan medidas de austeridad en materia de uso de vehículos, las cuales deben ser aprobadas mediante resolución de su titular, dentro de los diez (10) días hábiles siguientes contados a partir de la vigencia de la presente norma. Dicha resolución se publica en el portal institucional de las referidas entidades.

Artículo 12. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

12.1   Dispónese que las altas de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú correspondiente al Año Fiscal 2021 se autorizan en el primer trimestre del año, previo informe favorable de la Oficina de Presupuesto, o la que haga sus veces, en las entidades respectivas.
   Asimismo, las instituciones armadas y la Policía Nacional del Perú deben informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el primer trimestre de los siguientes tres

años, así como los códigos de las plazas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) correspondientes a los estudiantes de dichas escuelas que son dados de alta en el siguiente año fiscal, a efectos de que dichos ministerios consideren la referida información para las fases de programación multianual y formulación presupuestaria.

12.2   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos al pliego Ministerio del Interior hasta por la suma de S/ 220 861 200,00 (DOSCIENTOS VEINTE MILLONES OCHOCIENTOS SESENTA Y UN MIL DOSCIENTOS Y 00/100 SOLES), en la Específica del Gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial", por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para el financiamiento de las altas del personal policial de las escuelas de la Policía Nacional del Perú. Los recursos de la específica del gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial" no puede habilitar a otras partidas, genéricas o específicas del gasto de su presupuesto institucional ni ser habilitada. La presente medida implica también la prohibición de ejecutar gasto en la referida específica del gasto.

Para efectos del financiamiento de los fines referidos en el párrafo precedente, el Ministerio del Interior puede realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos previstos en la mencionada Específica del Gasto, siempre y cuando cuente con opinión favorable de la Dirección General de Presupuesto Público (DGPP) y de la Dirección General de Gestión Fiscal de los Recursos Humanos.

De existir saldos de libre disponibilidad en la Específica del Gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial", autorízase al Ministerio del Interior a realizar modificaciones presupuestarias en el nivel funcional programático, previa opinión favorable de la DGPP y de la Dirección General de Gestión Fiscal de los Recursos Humanos, únicamente para financiar la atención de la compensación por tiempo de servicios.

12.3   La solicitud para efectos de lo establecido en el numeral 12.2 a ser presentada al Ministerio de Economía y Finanzas, se realiza en función a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) y debe incluir la solicitud de registro de los nuevos efectivos policiales y militares, señalando los códigos de plaza de los alumnos que generan el alta. Para tal efecto, las solicitudes deben contar con los informes de la Oficina de Presupuesto y de Recursos Humanos, o las que hagan sus veces, en las respectivas entidades.

Asimismo, dicha solicitud debe acreditar haber actualizado en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) las bajas realizadas en el Año Fiscal 2020, de acuerdo con los lineamientos que para tal efecto emita la DGPP.

12.4   Los ascensos del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú, se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y sin demandar recursos adicionales al Tesoro Público.

Para el caso de los ascensos por concurso del personal policial, previo a la realización de dichas acciones de personal, se requiere informe favorable de la DGPP respecto al financiamiento de las referidas acciones de personal, con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculada a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), respecto a las vacantes a ser puestas a concurso.

Asimismo, dentro de los treinta (30) días calendario de obtenido los resultados de los ascensos, el Ministerio de Defensa y el Ministerio del Interior deben solicitar la actualización en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) ante el Ministerio de Economía y Finanzas, conforme a los procedimientos establecidos por la Dirección General de Gestión Fiscal de los Recursos Humanos.

12.5   Dispónese que para el otorgamiento de la Compensación por Tiempo de Servicios a que se refiere el literal c) del artículo 9 del Decreto Legislativo 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, se requiere previamente la baja del registro en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) del personal que percibe dicho beneficio.

La planilla de beneficiarios es reportada con periodicidad trimestral para fines estrictamente presupuestales, por el Ministerio de Defensa y el Ministerio del Interior de acuerdo con los lineamientos que para tal efecto emita la DGPP.

12.6   El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

12.7   Para efectos de lo establecido en el tercer párrafo del numeral 12.2 del presente artículo y lo dispuesto en el tercer párrafo del numeral 12.3 del artículo 12 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, exceptúese al Pliego Ministerio del Interior de lo dispuesto en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. El presente numeral entra en vigencia al día siguiente de la publicación de la presente Ley.

Artículo 13. Medidas en gastos de inversión

13.1   Con el propósito de asegurar la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, dispónese que para efectos que las entidades del Gobierno Nacional, los gobiernos regionales y gobiernos locales puedan efectuar anulaciones con cargo a los recursos de las referidas inversiones y proyectos que se encuentren en etapa de ejecución para habilitar las inversiones a las que se refiere el numeral 13.3, se requiere opinión previa favorable de la Oficina de Programación Multianual de Inversiones y/o de la Oficina de Presupuesto de la entidad, o quienes hagan sus veces, según corresponda. Asimismo, las modificaciones que impliquen anulación de contrapartidas derivadas de operaciones de endeudamiento externo, y que habiliten inversiones que no estén comprendidas en el convenio de préstamo, requieren opinión previa favorable de la Oficina de Programación Multianual de Inversiones o la que haga sus veces, según corresponda.

13.2   Adicionalmente, las anulaciones a las que se refiere el numeral 13.1, deben contar con opinión favorable de la Dirección General de Presupuesto Público (DGPP) cuando i) el monto total actualizado de la inversión sea superior a los S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), ii) las inversiones se desarrollen mediante el mecanismo de Obras por Impuestos, y iii) impliquen anulación de contrapartidas derivadas de operaciones de endeudamiento externo y que habiliten inversiones que no estén comprendidas en el convenio de préstamo; conforme a los criterios, condiciones y situaciones de excepción establecidos por la citada Dirección General, respecto de lo establecido en el presente artículo.

13.3   En el caso de las entidades del Gobierno Nacional y gobiernos regionales, la habilitación de todo crédito presupuestario con cargo a las anulaciones referidas en los numerales 13.1 y 13.2 solo puede efectuarse a favor de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, siempre y cuando se encuentren en etapa de ejecución. En el caso de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, las inversiones deben contar con expediente técnico o documento equivalente aprobado, vigente y registrado en el Banco de Inversiones, así como encontrarse registrada en la cartera de inversiones del Programa Multianual de Inversiones



correspondiente, y cuyo monto total asignado no exceda el monto que ha sido materia de anulación. La habilitación a estas inversiones debe guardar correspondencia con los recursos previstos para el año fiscal contemplado en el cronograma de ejecución vigente. Dichas condiciones deben ser verificadas por la Oficina de Programación Multianual de Inversiones y/o la Oficina de Presupuesto de la entidad, o quienes hagan sus veces, según corresponda.

Excepcionalmente, siempre que la cartera de inversiones y proyectos cuente con financiamiento en el presente año fiscal, se puede efectuar la habilitación de recursos a inversiones viables o aprobadas para el inicio de la etapa de ejecución, en cuyo caso los recursos pueden financiar la elaboración de expedientes técnicos o documentos equivalentes y la adquisición y saneamiento físico legal de predios o inmuebles necesarios, para la implementación de la inversión o proyecto, según corresponda. La Oficina de Programación Multianual de Inversiones o la que haga sus veces, emite opinión favorable para las referidas excepciones.

13.4 En el caso de los gobiernos locales, la habilitación de todo crédito presupuestario con cargo a las anulaciones referidas en los numerales 13.1 y 13.2 solo puede efectuarse a favor de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional.

13.5 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado en los gobiernos regionales y los gobiernos locales hasta por la suma de S/ 2 175 966 429,00 (DOS MIL CIENTO SETENTA Y CINCO MILLONES NOVECIENTOS SESENTA Y SEIS MIL CUATROCIENTOS VEINTINUEVE Y 00/100 SOLES), de los cuales hasta por la suma de S/ 2 164 912 695,00 (DOS MIL CIENTO SESENTA Y CUATRO MILLONES NOVECIENTOS DOCE MIL SEISCIENTOS NOVENTA Y CINCO Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y hasta por la suma de S/ 11 053 734,00 (ONCE MILLONES CINCUENTA Y TRES MIL SETECIENTOS TREINTA Y CUATRO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento para asegurar la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones a los que se les transfirieron recursos conforme a los artículos 13 y 14 de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, a los artículos 13 y 14 de la Ley 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, al artículo 15 de la Ley 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas, y a los artículos 14 y 15 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, de acuerdo con el Anexo I de la presente ley.

Los recursos a los que se refiere el presente numeral no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

13.6 Autorízase al Poder Ejecutivo, durante el primer semestre del Año Fiscal 2021 y en consistencia con los cronogramas de ejecución, a realizar modificaciones presupuestarias en el nivel institucional entre los gobiernos regionales y los gobiernos locales, con cargo a los recursos del Anexo I de la presente ley, para el financiamiento de inversiones a cargo de gobiernos regionales y gobiernos locales.

Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector al que pertenece la entidad del Gobierno Nacional que habilitó los recursos para las inversiones en el marco de las transferencias de recursos efectuadas en los años fiscales 2018, 2019 y 2020, conforme a los artículos 13 y 14 de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, a los artículos 13 y 14 de la Ley 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, al artículo 15 de la Ley 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas, y a los artículos 14 y 15 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, y que estarían siendo anulados, a propuesta de este último ministro, previa opinión favorable del Gobierno Regional o Gobierno Local respectivo, y de la celebración de forma previa de la adenda con los pliegos involucrados en los casos que corresponda.

Las entidades del Gobierno Nacional que habilitaron recursos para las inversiones a las que se refiere el presente numeral son responsables de la verificación y seguimiento de la ejecución de los recursos asignados a los gobiernos regionales y gobiernos locales en el Año Fiscal 2021 para dichos fines, lo que incluye el avance físico y financiero de los recursos, para lo cual las entidades del Gobierno Nacional deben contar con los convenios vigentes, bajo responsabilidad. Para tal fin, los gobiernos regionales y los gobiernos locales deben informar a la entidad del Gobierno Nacional correspondiente de los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

13.7 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco de los artículos 13 y 14 de la Ley 30693, de los artículos 13 y 14 de la Ley 30879, del artículo 15 de la Ley 30970, y los artículos 14 y 15 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones financiadas. Este informe se publica, actualizado, en los portales institucionales de dichas entidades, de forma trimestral, hasta marzo de 2022.

Para tal efecto, los gobiernos regionales y gobiernos locales que hayan recibido recursos en el marco de las normas mencionadas en el presente numeral, en cumplimiento de las acciones contenidas en el respectivo convenio, deben registrar y mantener actualizada la información en el Formato N° 12-B: Seguimiento a la ejecución de inversiones, del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como remitir a las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, la información respecto al avance de ejecución física y financiera de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, según corresponda.

CAPÍTULO III

OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 14. Inversiones financiadas con recursos de las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito

14.1 Autorízase, en el Año Fiscal 2021, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución en los gobiernos regionales o los gobiernos locales de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, por las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, previa suscripción de convenio. Dicho convenio debe suscribirse por el costo total de la inversión o monto pendiente de financiamiento respecto al costo total de la inversión y debe precisar i) el presupuesto multianual requerido hasta la culminación de la inversión y, ii) los montos a financiar en cada año fiscal por parte del Gobierno Nacional y, de corresponder, por los gobiernos regionales y/o gobiernos locales sin demandar recursos adicionales al Tesoro Público.

Los decretos supremos que aprueban las transferencias de recursos en el marco del presente artículo se publican hasta el 26 de febrero de 2021. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 10 de febrero de 2021.

Excepcionalmente, en el caso de que la inversión sea ejecutada por empresas públicas, los recursos son transferidos financieramente, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General del Tesoro Público.

Adicionalmente, de forma excepcional, en caso de que la inversión sea ejecutada por empresas del Estado bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), los recursos se transfieren financieramente, a través de decreto supremo refrendado por el ministro de Economía y Finanzas, en las fuentes de financiamiento Recursos por Operaciones Oficiales de Crédito y Recursos Directamente Recaudados, previa suscripción de convenio, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General del Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones en saneamiento, que los gobiernos regionales o los gobiernos locales ejecuten en el ámbito de una empresa prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS debe supervisar la ejecución de dichas inversiones e informar trimestralmente al MVCS.

14.2 Las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, cuyo financiamiento sea propuesto en el marco de este artículo, deben contar con la opinión favorable de la Oficina de Programación Multianual de Inversiones del Sector o la que haga sus veces, y la unidad orgánica competente, según corresponda, sobre el cumplimiento de las normas técnicas y criterios de priorización aprobados por el Sector, y respecto a su registro en la Cartera de Inversiones del Programa Multianual de Inversiones del Sector, a fin de verificar que se encuentren alineadas con los objetivos priorizados, metas e indicadores establecidos en la Programación Multianual de Inversiones. Para el caso de las referidas inversiones que no cuenten con expediente técnico o documento equivalente, la transferencia de recursos se efectúa solo para financiar la elaboración de dichos documentos, y deben cumplir con las condiciones señaladas en el párrafo precedente.

14.3 Los pliegos del Gobierno Nacional, que transfieran recursos en el marco del presente artículo son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Las entidades del Gobierno Nacional que transfieran recursos deben contar con los convenios vigentes y actualizados, no siendo aplicable el numeral 36.1 del artículo 36 del Decreto Legislativo 1437, Decreto Legislativo del Sistema Nacional de Endeudamiento Público.

14.4 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones financiadas. Este informe se publica en los portales institucionales de dichas entidades hasta el 31 de marzo de 2022.

Para tal efecto, los gobiernos regionales y gobiernos locales que hayan sido beneficiados con la transferencia de recursos en el marco del presente artículo, en cumplimiento de las acciones contenidas en el convenio, deben registrar y mantener actualizada la información del Formato N° 12-B: Seguimiento a la ejecución de inversiones, del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como remitir a las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, que transfieran recursos, la información respecto al avance de ejecución física y financiera de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

14.5 Las entidades del Gobierno Nacional que transfieran recursos a los gobiernos regionales o a los gobiernos locales para la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones en el marco del presente artículo deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la ejecución de las inversiones antes mencionados, hasta su culminación, en el marco del cumplimiento de los convenios y/o adendas suscritos, a fin de orientar dichos recursos al presupuesto de los gobiernos regionales y gobiernos locales, de corresponder.

Las entidades del Gobierno Nacional deben remitir al Ministerio de Economía y Finanzas, hasta el 7 de mayo de 2021 el detalle de los recursos que se deben programar para el Año Fiscal 2022 que asegure el financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, financiados en el marco del presente artículo, consignando el monto ejecutable en dicho año fiscal.

14.6 Para efecto de lo establecido en el presente artículo la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas, mediante resolución directoral determina los recursos provenientes de las operaciones de endeudamiento aplicables a los proyectos de inversión comprendidos en el presente artículo por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito.

14.7 Cada pliego presupuestario del Gobierno Nacional que transfiera recursos en el marco del presente artículo es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia, el mismo que debe corresponder al que se ejecuta en el respectivo año fiscal, debiéndose tener en cuenta la oportuna culminación de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, bajo responsabilidad del titular del pliego.

14.8 Para la aplicación de lo establecido en el presente artículo, exceptúese a las entidades del Gobierno Nacional de lo dispuesto en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 15. Autorización para otorgar constancia respecto a la previsión de recursos

15.1 Autorízase, durante el Año Fiscal 2021, a los gobiernos regionales y gobiernos locales que reciban recursos de pliegos del Gobierno Nacional, en el marco de lo establecido en el artículo 14 de la presente ley, así como a las inversiones incluidas en el Anexo I de la presente ley, a convocar procedimientos de selección en el caso de ejecuciones contractuales que superen el año fiscal, para otorgar de forma previa a la convocatoria del procedimiento de selección una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos previstos en el convenio y/o adendas que se menciona en los referidos artículos, los que deben estar vigentes en el presente año fiscal; asimismo, debe señalar las metas previstas y la fuente de financiamiento con cargo a la cual se atiende su financiamiento.

15.2 Previamente al otorgamiento de la buena pro, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto, o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el año



fiscal en que se ejecuta el contrato, bajo responsabilidad del titular de la entidad. Para tal efecto, el comité de selección o la oficina a cargo del procedimiento de selección, según corresponda, antes de otorgar la buena pro, debe solicitar a la Oficina de Presupuesto de la entidad o a la que haga sus veces, la referida certificación.

Artículo 16. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2021

16.1 Autorízase, en el presente Año Fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a)   Las que realice el Ministerio de Justicia y Derechos Humanos con cargo a los recursos que custodia y administra el Programa Nacional de Bienes Incautados (PRONABI).

b)   Las que realice el Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).

c)   Las que realice el Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú", a favor de gobiernos regionales y gobiernos locales.

d)   Las que realice el Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A., y para las empresas prestadoras de servicios de saneamiento.

e)   Las que realice la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".

f)   Las que realice el Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones.

g)   Las que realice el Ministerio de Transportes y Comunicaciones a favor del Ministerio de Vivienda, Construcción y Saneamiento para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento de los predios afectados por la construcción, rehabilitación y mejoramiento de infraestructura vial.

h)   Las que realice el Seguro Integral de Salud (SIS) para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS.

i)   Las que realice el Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), para las Empresas Prestadoras de Servicios de Saneamiento.

j)   Las que realicen los gobiernos locales provinciales a favor de las Sociedades de Beneficencia cuyas funciones y competencias han sido transferidas por el Ministerio de la Mujer y Poblaciones Vulnerables, en el marco del proceso de descentralización, como apoyo para el pago de remuneraciones y pensiones.

k)   Las que se efectúen en aplicación de la Ley 29768, Ley de Mancomunidad Regional, y modificatorias. Para la aplicación de lo dispuesto por el artículo 10 de la mencionada ley, las transferencias de recursos se efectúan solo a través de los gobiernos regionales en el marco de lo establecido por el presente literal.

l)   Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

m)   Las que se realicen para el financiamiento y cofinanciamiento de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y el mantenimiento de carreteras y de infraestructura de saneamiento, y de desarrollo de capacidades productivas, entre los niveles de gobierno subnacional y de estos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias financieras se efectúan hasta el segundo trimestre del año 2021, debiéndose emitir el acuerdo de Consejo Regional o Concejo Municipal, según corresponda, dentro del plazo antes mencionado.

n)   Las que efectúen los gobiernos locales para las acciones siguientes:

i.   Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.

ii.   Las acciones que se realicen en aplicación de la Ley 29029, Ley de la Mancomunidad Municipal, y modificatorias.

iii.   La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley 27972, Ley Orgánica de Municipalidades.

iv.   La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.

v.   Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley 28750, Ley que autoriza Crédito Suplementario en el Presupuesto del Sector Público para el Año Fiscal 2006 y dicta otras medidas.

vi.   A favor de las entidades prestadoras de servicios de saneamiento (EPS), para financiar gastos de mantenimiento, equipamiento e infraestructura de saneamiento.

ñ)   Las que realicen los gobiernos regionales y los gobiernos locales a favor de las empresas prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho sistema, de saneamiento, así como para la supervisión de los proyectos e inversiones antes mencionadas que los gobiernos regionales y gobiernos locales ejecuten en el ámbito de prestación de dicha EPS.

La autorización prevista en el presente literal no se aplica a los recursos transferidos a los gobiernos regionales y gobiernos locales en el marco del artículo 14 de la presente ley.

o)   Las que realice el Ministerio de Energía y Minas:

i.   A favor de los gobiernos regionales, cuyos recursos son destinados a financiar exclusivamente, a las direcciones o gerencias regionales de Energía y Minas de dichos gobiernos regionales para el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, en el marco del proceso de descentralización, hasta por el monto de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).

ii.   A favor de los gobiernos regionales con el objeto de fortalecer el proceso de formalización minera integral en las regiones, hasta por el monto de S/ 7 500 000,00 (SIETE MILLONES QUINIENTOS MIL Y 00/100 SOLES).

iii.   A favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), y de la empresa de Administración de Infraestructura Eléctrica S.A. (ADINELSA), en el marco de lo establecido en la Ley 28749, Ley General de Electrificación Rural, modificado por el Decreto Legislativo 1207, y su reglamento, hasta por el monto de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES).

Lo establecido en el presente literal se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas - Central para el caso de los acápites i y ii; para lo autorizado en el acápite iii. con los recursos de la fuente de financiamiento Recursos Directamente Recaudados y Recursos Determinados correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), pudiendo incluir saldos de balance por dichas fuentes que dicho ministerio previamente incorpora en su presupuesto institucional. Las transferencias financieras autorizadas por el presente literal se aprueban previa suscripción de convenio entre el Ministerio de Energía y Minas, y las entidades o empresas involucradas. Quedando prohibido bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Es responsabilidad de la Empresa que solicita y recepciona los recursos transferidos, ejecutar, concluir y liquidar integramente las obras con los recursos otorgados en el convenio primigenio.

Las entidades y empresas que reciben las transferencias financieras en el marco de lo establecido en el presente literal, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes, propendiendo al uso de tecnologías de información para una eficiente y efectiva supervisión, control y monitoreo.

p)   Las que realice el Ministerio de Trabajo y Promoción del Empleo, en el marco del Programa Presupuestal 0116 Mejoramiento de la Empleabilidad e Inserción Laboral - Pro Empleo, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 004-2019-JUS, para la capacitación y certificación laboral para el empleo.

q)   Las que realice el Ministerio de Educación, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 004-2019-JUS, para los procesos de formación, capacitación, innovación y evaluación en materia educativa y docente, para la asistencia técnica y la evaluación de expedientes técnicos de inversiones vinculadas a materia educativa, así como para el saneamiento físico legal de las instituciones educativas a nivel nacional.

r)   Las que realice la Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) para aprobar transferencias financieras, en aplicación de lo dispuesto por el numeral 3.2 del artículo 3 del Decreto Legislativo 1183, Decreto Legislativo que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, a favor del pliego Ministerio de Relaciones Exteriores para el financiamiento de los proyectos de inversión para la implementación de los Centros de Atención en Frontera. Los términos y condiciones de la transferencia financiera se establecen en los convenios que, para el efecto, suscriban el Ministerio de Relaciones Exteriores y la SUNAT.

Lo establecido en el presente literal se financia con cargo al presupuesto institucional del pliego SUNAT, sin demandar recursos adicionales al Tesoro Público.

s)   Las que realice el Ministerio de Transportes y Comunicaciones a favor de los gobiernos regionales, para el financiamiento de las funciones que en materia de telecomunicaciones han sido transferidas, así como para la operación y mantenimiento de los sistemas de telecomunicaciones; y a favor del Ministerio del Interior y los gobiernos regionales, para el financiamiento del pago de los servicios públicos de telecomunicaciones de las instituciones abonadas obligatorias de los Proyectos de Instalación de Banda Ancha para la Conectividad Integral y Desarrollo Social, para la continuidad e inicio de operaciones durante el año 2021 en el marco del numeral 6.4 del artículo 6 de la Ley 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas.

t)   Las que realice la Autoridad Portuaria Nacional a favor de los gobiernos regionales para las autoridades portuarias regionales, en el marco de lo dispuesto por el literal a) del artículo 30 de la Ley 27943, Ley del Sistema Portuario Nacional.

u)   Las que realice la Autoridad de Transporte Urbano para Lima y Callao a favor de las municipalidades distritales de la provincia de Lima y de la Provincia Constitucional del Callao, a fin de dar cumplimiento a los compromisos pactados en los convenios de cooperación interinstitucional para la fiscalización del servicio público de transporte terrestre de personas.

v)   Las que realice el Organismo de Evaluación y Fiscalización Ambiental (OEFA):

i.   A favor del Ministerio del Ambiente-Unidad Ejecutora 003 - 1492 Gestión Integral de Calidad Ambiental, hasta por la suma de S/ 16 167 221,00 (DIECISEIS MILLONES CIENTO SESENTA Y SIETE MIL DOSCIENTOS VEINTIUNO Y 00/100 SOLES), para financiar la continuidad de la ejecución de los proyectos de inversión y de las inversiones de optimización, de ampliación marginal, de rehabilitación y de reposición (IOARR). Los recursos autorizados por el presente acápite se ejecutan en el Programa Presupuestal 0036: Gestión Integral de Residuos Sólidos.

ii.   A favor del Servicio Nacional de Meteorología e Hidrología (SENAMHI), hasta por la suma de S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES), para financiar la continuidad de la Implementación de las Plataformas de Gestión Agroclimática (PGA) en el marco del Plan de Competitividad y Productividad 2019-2030 (PNCP). Los recursos autorizados por el presente acápite se ejecutan en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

Las transferencias financieras autorizadas en el presente literal se realizan hasta el 15 de febrero de 2021, y se financian con cargo al presupuesto institucional del pliego Organismo de Evaluación y Fiscalización Ambiental (OEFA) por la fuente de financiamiento Recursos Directamente Recaudados distintos a los recursos provenientes del aporte a que se refiere la cuadragésima octava disposición complementaria final de la Ley 29951, Ley del Presupuesto del Sector Público para el año fiscal 2013, y la tercera disposición complementaria final de la Ley 30011, Ley que modifica la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental, sin demandar recursos adicionales al Tesoro Público.



w) Las que realice el Ministerio de Cultura a favor del Organismo Internacional Centro Regional para la Salvaguardia del Patrimonio Inmaterial de América Latina (CRESPIAL) hasta por el monto de S/ 1 730 000,00 (UN MILLÓN SETECIENTOS TREINTA MIL Y 00/100 SOLES). Dicha transferencia financiera se efectúa previa incorporación de los saldos de balance 2020 del Ministerio de Cultura, para lo cual dicho Ministerio queda exceptuado de los límites máximos de incorporación señalados en el artículo 50 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, solo hasta por el monto señalado en el presente literal.

x) Las que realice el Ministerio de Desarrollo Agrario y Riego a favor de los gobiernos regionales comprendidos en el ámbito de ejecución del Proyecto "Catastro, Titulación Registro de Tierras Rurales en el Perú, Tercera Etapa - PTRT3" de la Unidad Ejecutora 0035: Gestión de Proyectos Sectoriales, con el objetivo de fortalecer la función específica en materia agraria referida al saneamiento físico legal de la propiedad agraria, delegada mediante la Ley 27867, Ley Orgánica de Gobiernos Regionales.

y) Las que realicen la Presidencia del Consejo de Ministros, el Ministerio de Economía y Finanzas, el Ministerio de Vivienda, Construcción y Saneamiento, el Ministerio de Transportes y Comunicaciones, el Ministerio de Energía y Minas, y el Ministerio de Desarrollo Agrario y Riego a favor del Fondo de Adelanto Social, creado por el Decreto Legislativo 1334, Decreto Legislativo que crea el Fondo de Adelanto Social. Las referidas transferencias se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas. Lo establecido en el presente literal se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional antes mencionadas, sin demandar recursos adicionales al Tesoro Público. Los recursos transferidos a favor del Fondo de Adelanto Social en el marco de lo establecido en el presente literal, así como los saldos disponibles en dicho Fondo, se incorporan en los pliegos respectivos, priorizados por el Fondo, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro del sector correspondiente y el Presidente del Consejo de Ministros, a propuesta de este último. En el caso de gobiernos regionales y gobiernos locales, el decreto supremo es refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta de este último.

z) Las que realice el Ministerio de Transportes y Comunicaciones, a favor del Ministerio de Defensa - Fuerza Aérea del Perú, hasta por la suma de S/ 76 352 408,00 (SETENTA Y SEIS MILLONES TRESCIENTOS CINCUENTA Y DOS MIL CUATROCIENTOS OCHO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, con el objeto que sean destinadas para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento, rehabilitación u otros, en aeródromos bajo su administración, de acuerdo a los convenios específicos y/o adendas correspondientes, con la finalidad de asegurar la operatividad de los mismos, en beneficio de la infraestructura aeroportuaria del país.

aa) Las que realice la Procuraduría General del Estado a favor del Ministerio de Justicia y Derechos Humanos, por la fuente de financiamiento Recursos Directamente Recaudados, hasta por la suma de S/ 40 000 000,00 (CUARENTA MILLONES Y 00/100 SOLES), para el financiamiento de la sostenibilidad y atención de gastos de funcionamiento, operatividad e implementación de las procuradurías públicas especializadas y procuradurías públicas ad hoc adscritas al Sector Justicia conforme a la normatividad de la materia, así como para la atención de gastos de funcionamiento y operatividad de la administración general de dicho ministerio.

16.2 Las transferencias financieras autorizadas en el numeral 16.1 se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente, requiriéndose en ambos casos el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

16.3 La entidad pública que transfiere, con excepción del acápite v del literal n) del numeral 16.1 del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfirieron los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

16.4 Durante el año fiscal 2021, las entidades beneficiarias que hayan recibido recursos comprendidos en el presente artículo que no registren sus operaciones en el Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP), presenten saldos que no haya sido utilizados y la finalidad haya sido cumplida antes de culminar el citado Año Fiscal, deben extornarlos a la cuenta que la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas comunique.

16.5 Corresponde al responsable de las entidades para estos fines y al Jefe de la Oficina de Administración o la que haga sus veces en las entidades señaladas en el presente artículo, supervisar y ejecutar, según corresponda, el cumplimiento de lo dispuesto en los numerales precedentes, bajo responsabilidad. Los respectivos Órganos de Control Institucional velan por el cumplimiento de lo establecido en el presente artículo.

16.6 Asimismo, al cierre del Año Fiscal 2020, las entidades beneficiarias que no registren sus operaciones en el Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP), que hayan recibido recursos comprendidos en el artículo 17 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, y que no hayan sido utilizados en la finalidad para la que fueron asignados, deben extornarlos en un plazo máximo de diez (10) días hábiles después del 31 de enero del 2021 a la cuenta que la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas comunique.

16.7 Lo dispuesto en el numeral 16.6 del presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Artículo 17. Montos para la determinación de los procedimientos de selección

Los procedimientos de selección por licitación pública, concurso público, adjudicación simplificada y selección de consultores individuales se aplican de acuerdo a los siguientes márgenes:

a) Contratación de obras:

- Licitación pública, si el valor referencial es igual o superior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial es inferior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).

Cuando el valor referencial de una obra pública sea igual o mayor a S/ 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), la Entidad debe contratar obligatoriamente la supervisión de obra.

b) Contratación de bienes:

- Licitación pública, si el valor estimado es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor estimado es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

c)   Contratación de servicios:

- Concurso público, si el valor estimado o referencial, según corresponda, es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor estimado o referencial, según corresponda, es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Contratación de consultores individuales, si el valor estimado es igual o inferior a S/ 40 000,00 (CUARENTA MIL Y 00/100 SOLES).

Artículo 18. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

18.1   Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos para lo siguiente:

a)   En el presupuesto institucional del pliego Ministerio del Interior, en la fuente de financiamiento Recursos Determinados, hasta la suma de S/ 102 002 822,00 (CIENTO DOS MILLONES DOS MIL OCHOCIENTOS VEINTIDOS Y 00/100 SOLES) para financiar la continuidad de la ejecución de proyectos de inversión previamente priorizados conforme a los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011.

b)   En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), hasta la suma de S/ 57 000 000,00 (CINCUENTA Y SIETE MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para el financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), creado por la Octogésima Cuarta Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014, con la finalidad de mejorar los indicadores de resultados priorizados por la Política Nacional de Desarrollo e Inclusión Social (PNDIS) y metas asociadas a la reducción de la violencia contra la mujer.

Asimismo, en el presupuesto institucional del pliego MIDIS, hasta por la suma de S/ 6 000 000,00 (SEIS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados exclusivamente para el financiamiento de los gastos operativos del FED.

c)   En el presupuesto institucional del pliego Ministerio de Desarrollo Agrario y Riego, hasta la suma de S/ 216 536 273,00 (DOSCIENTOS DIECISÉIS MILLONES QUINIENTOS TREINTA Y SEIS MIL DOSCIENTOS SETENTA Y TRES Y 00/100 SOLES), de los cuales S/ 109 536 273,00 (CIENTO NUEVE MILLONES QUINIENTOS TREINTA Y SEIS MIL DOSCIENTOS SETENTA Y TRES Y 00/100 SOLES) en la fuente de financiamiento Recursos Determinados, y S/ 107 000 000,00 (CIENTO SIETE MILLONES Y 00/100 SOLES) en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, destinados, exclusivamente, para el financiamiento de los fines del Fondo Sierra Azul.

Asimismo, dispóngase que, durante el Año Fiscal 2021, el Fondo Sierra Azul financia y/o cofinancia proyectos de inversión en materia de riego, apoyo al desarrollo productivo, siembra y cosecha de agua y riego tecnificado viables o inversiones de optimización de ampliación marginal, de reposición y de rehabilitación, presentados por los tres niveles de gobierno y cuya ejecución estará a cargo del Ministerio de Desarrollo Agrario y Riego, Gobiernos Regionales y Gobiernos Locales. Para ello, las inversiones deben encontrarse bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, contar con expediente técnico o documento equivalente aprobado, vigente y registrado en el Banco de Inversiones, y estar registradas en la cartera de inversiones del Programa Multianual de Inversiones correspondiente.

Para tal fin, se autoriza al Ministerio de Desarrollo Agrario y Riego, durante el Año Fiscal 2021, para realizar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales y Gobiernos Locales, previa suscripción del convenio respectivo, las que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo Agrario y Riego, a propuesta de este último.

18.2   Los decretos supremos que transfieren los recursos al que se refiere el literal c) del presente artículo se publican hasta el 26 de febrero de 2021; asimismo, los decretos supremos que transfieren los recursos a los que se refiere el literal b) del presente artículo se publican hasta el 15 de noviembre de 2021.

Las propuestas de decreto supremo correspondientes deben ser presentadas al Ministerio de Economía y Finanzas en un plazo máximo de diez (10) días útiles antes de las fechas señaladas en el presente numeral para cada uno de los literales previstos en el numeral anterior.

18.3   Los recursos a los que se refiere el numeral 18.1 se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para los fondos mencionados en los referidos literales, en lo que les fuera aplicable.

18.4   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se ha asignado hasta la suma de S/ 10 270 458,00 (DIEZ MILLONES DOSCIENTOS SETENTA MIL CUATROCIENTOS CINCUENTA Y OCHO Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, a favor de los gobiernos regionales y los gobiernos locales señalados en el Anexo II, destinados, exclusivamente, para el financiamiento de los fines del Fondo Invierte para el Desarrollo Territorial (FIDT), mediante el financiamiento y cofinanciamiento de inversiones, estudios de preinversión a nivel de perfil y fichas técnicas en el marco de dicho Fondo.

Los recursos a los que se refiere el presente numeral no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido numeral.

Artículo 19. Financiamiento para el modelo de ejecución de inversiones públicas

19.1   Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, en el pliego Ministerio de Educación se han asignado recursos, hasta por la suma de S/ 663 932 614,00 (SEISCIENTOS SESENTA Y TRES MILLONES NOVECIENTOS TREINTA Y DOS MIL SEISCIENTOS CATORCE Y 00/100 SOLES), exclusivamente, para financiar el Proyecto Especial de Inversión Pública Escuelas Bicentenario creado a través del Decreto Supremo 011-2020-MINEDU, Decreto Supremo que crea el Proyecto Especial de Inversión Pública Escuelas Bicentenario, según el siguiente detalle:

a)   Hasta por la suma de S/ 68 533 068,00 (SESENTA Y OCHO MILLONES QUINIENTOS TREINTA Y TRES MIL SESENTA Y OCHO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de los gastos operativos y la Asistencia Técnica Especializada para el Proyecto Especial de Inversión Pública Escuelas Bicentenario.

b)   Hasta por la suma de S/ 595 399 546,00 (QUINIENTOS NOVENTA Y CINCO MILLONES TRESCIENTOS NOVENTA Y NUEVE MIL QUINIENTOS CUARENTA Y SEIS Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para el financiamiento de la ejecución de la cartera de inversiones del Anexo del artículo 1 del Decreto Supremo 011-2020-MINEDU.



Los recursos a los que se refiere el presente numeral, no pueden ser destinados bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

19.2   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, en el pliego Ministerio de Salud se han asignado recursos, hasta por la suma de S/ 329 956 725,00 (TRESCIENTOS VEINTINUEVE MILLONES NOVECIENTOS CINCUENTA Y SEIS MIL SETECIENTOS VEINTICINCO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, destinados, exclusivamente, para financiar la cartera de inversiones que se implemente mediante el modelo de ejecución de inversiones públicas en el marco del Decreto de Urgencia 021-2020, Decreto de Urgencia que establece el modelo de ejecución de inversiones públicas a través de proyectos especiales de inversión pública y dicta otras disposiciones.

Los recursos a los que se refiere el presente numeral, no pueden ser destinados bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido numeral, así como no pueden ser ejecutados hasta la creación del proyecto especial de inversión pública, a cargo de la cartera a la que se hace referencia en el párrafo precedente, en el marco del Decreto de Urgencia 021-2020.

19.3   Autorízase, a los pliegos Ministerio de Salud y Ministerio de Educación a realizar modificaciones presupuestarias en nivel funcional programático a favor de la cartera de inversiones de los proyectos especiales de inversión pública, con cargo a los recursos a los que se refieren los numerales 19.1 y 19.2. Para el fin señalado en el numeral precedente, las referidas modificaciones presupuestarias quedan exceptuadas de lo establecido en el artículo 13 de la presente ley.

Artículo 20. Ejecución de gastos de inversión a inicios de año

Con el propósito de asegurar el financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional cuyos créditos presupuestarios fueron comprometidos y no devengados al 31 de diciembre de 2020, autorízase a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, a efectuar anulaciones con cargo a los recursos de su presupuesto institucional destinados a financiar las inversiones y proyectos.

Para los fines señalados en el párrafo precedente, las anulaciones de las inversiones y proyectos solo pueden ser efectuadas hasta el 31 de enero de 2021; para lo cual las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales quedan exceptuadas de lo establecido en el artículo 13 de la presente ley, bajo responsabilidad del titular de la entidad.

Artículo 21. Financiamiento para inversiones ejecutadas mediante contrataciones de Estado a Estado

21.1   Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, en el Sector Transportes y Comunicaciones se han asignado recursos, hasta por la suma de S/ 770 285 106,00 (SETECIENTOS SETENTA MILLONES DOSCIENTOS OCHENTA Y CINCO MIL CIENTO SEIS Y 00/100 SOLES), exclusivamente, para el financiamiento de inversiones que se ejecuten mediante contrataciones de Estado a Estado en el marco de la Vigésima Primera Disposición Complementaria Final de la Ley 30225, Ley de Contrataciones del Estado, según el siguiente detalle:

a)   Hasta por la suma de S/ 683 625 501,00 (SEISCIENTOS OCHENTA Y TRES MILLONES SEISCIENTOS VEINTICINCO MIL QUINIENTOS UNO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Autoridad de Transporte Urbano para Lima y Callao para el financiamiento de Línea 3 y 4 del Metro de Lima.

b)   Hasta por la suma de S/ 68 581 971,00 (SESENTA Y OCHO MILLONES QUINIENTOS OCHENTA Y UN MIL NOVECIENTOS SETENTA Y UNO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Ministerio de Transportes y Comunicaciones para el financiamiento de la Nueva Carretera Central.

c)   Hasta por la suma de S/ 18 077 634,00 (DIECIOCHO MILLONES SETENTA Y SIETE MIL SEISCIENTOS TREINTA Y CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, al pliego Ministerio de Transportes y Comunicaciones para el financiamiento de la Vía Expresa Santa Rosa.

21.2   Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos al pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 429 900 000,00 (CUATROCIENTOS VEINTINUEVE MILLONES NOVECIENTOS MIL Y 00/100 SOLES), exclusivamente, para el financiamiento de una cartera de inversiones priorizada del sector que se ejecute mediante contrataciones de Estado a Estado en el marco de la Vigésima Primera Disposición Complementaria Final de la Ley 30225, Ley de Contrataciones del Estado.

21.3   Los recursos a los que se refieren los numerales precedentes, bajo responsabilidad del titular de la entidad, no pueden ser destinados para fines distintos a los señalados en dichos numerales.

21.4   Dispónese que los recursos asignados en el Presupuesto del Sector Público para el Año Fiscal 2021 destinados a financiar inversiones que cuenten con contratos suscritos en el marco de la Vigésima Primera Disposición Complementaria Final de la Ley 30225, Ley de Contrataciones del Estado, no pueden ser destinados a otras finalidades, bajo responsabilidad del titular.

21.5   Concluido el primer semestre del Año Fiscal 2021, autorízase al Ministerio de Economía y Finanzas, a realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos del presupuesto institucional del Ministerio de Transportes y Comunicaciones y del Ministerio de Vivienda, Construcción y Saneamiento por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito a los que se refiere el presente artículo, a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, solo si la entidad no ha suscrito los contratos a los que se refieren el presente artículo.

21.6   Autorízase, durante el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel institucional y en el nivel funcional programático, según corresponda, a favor de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, con cargo a los recursos a los que se refiere el numeral precedente transferidos a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, destinados a financiar proyectos de inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Las modificaciones presupuestarias en el nivel institucional se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, y las modificaciones presupuestarias en el nivel funcional programático se aprueban mediante resolución ministerial del Ministerio de Economía y Finanzas.

CAPÍTULO IV

GASTO PÚBLICO EN TEMAS PRIORITARIOS Y MEJORA DE LA CALIDAD DEL GASTO

Artículo 22. Implementación de acciones vinculadas a la reducción de violencia contra la mujer

22.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021 se han asignado recursos, hasta por la suma de S/ 690 677 772,00 (SEISCIENTOS NOVENTA MILLONES SEISCIENTOS SETENTA Y SIETE MIL SETECIENTOS SETENTA Y DOS Y 00/100 SOLES), para financiar acciones vinculadas a la reducción de la violencia contra la mujer.

22.2 De los recursos señalados en el numeral precedente, dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021 se han asignado recursos, hasta por la suma de S/ 379 322 149,00 (TRESCIENTOS SETENTA Y NUEVE MILLONES TRESCIENTOS VEINTIDÓS MIL CIENTO CUARENTA Y NUEVE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de las acciones vinculadas a la reducción de la violencia contra la mujer, tales como los Centros de Emergencia Mujer (CEM) y los programas preventivos a cargo del Ministerio de la Mujer y Poblaciones Vulnerables; la Estrategia de Convivencia Escolar a cargo del Ministerio de Educación; y los servicios de tratamiento especializados y referenciación a cargo del Ministerio de Salud.

22.3 De los recursos señalados en el numeral precedente y con cargo a los recursos asignados en el pliego Ministerio de la Mujer y Poblaciones Vulnerables, autorízase a dicho pliego a realizar modificaciones presupuestarias en el nivel institucional a favor del pliego Ministerio del Interior, hasta por la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES), para financiar la implementación de los Centros de Emergencia Mujer. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de la Mujer y Poblaciones Vulnerables, y el ministro del Interior, a propuesta de este último. Dicho decreto supremo se publica hasta el 31 de enero de 2021. Previo a dicha transferencia, el Ministerio del Interior elabora las Inversiones de Optimización, de Ampliación Marginal, de Rehabilitación y de Reposición (IOARR) que deben contemplar el acondicionamiento de los ambientes en las comisarías, focalizadas en coordinación con el Ministerio de la Mujer y Poblaciones Vulnerables. Las IOARR deben estar registradas en el Banco de Inversiones y aprobadas.

22.4 De los recursos señalados en el numeral 22.2, dispóngase que en el Presupuesto del Sector Público para el Año Fiscal 2021 se han asignado recursos en el pliego Ministerio de Educación y en los gobiernos regionales, hasta por la suma de S/ 19 077 772,00 (DIECINUEVE MILLONES SETENTA Y SIETE MIL SETECIENTOS SETENTA Y DOS Y 00/100 SOLES), para financiar la continuidad de la estrategia de convivencia escolar en instituciones educativas focalizadas. Asimismo, autorízase al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel institucional con cargo a los recursos antes mencionados de su presupuesto institucional, a favor de los Gobiernos Regionales, las que se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último. Los decretos supremos se publican hasta el 30 de abril de 2021, en base a los resultados de la ejecución de los recursos asignados en el presupuesto institucional de los gobiernos regionales.

Para tal efecto, el Ministerio de Educación, aprueba mediante Resolución Ministerial, en un plazo máximo de diez (10) días hábiles contados a partir de la vigencia de la presente Ley, y en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, y el Ministerio de la Mujer y Poblaciones Vulnerables, la línea de producción y las metas físicas 2021 de las intervenciones de Fortalecimiento de la Gestión de Convivencia Escolar en la UGEL/DRE y Soporte Psicológico en instituciones educativas focalizadas. Asimismo, previa a la aprobación de las modificaciones presupuestarias en el nivel institucional autorizadas en el presente numeral, el Ministerio de Educación envía a la Dirección General de Presupuesto Público y al Ministerio de la Mujer y Poblaciones Vulnerables, la actualización del diseño de implementación de la estrategia de Convivencia Escolar a ser desarrollada por los Especialistas de Convivencia Escolar UGEL, Equipos Itinerantes y Profesionales en Psicología.

22.5. De los recursos señalados en el numeral 22.1, dispónese hasta la suma de S/ 311 355 623,00 (TRESCIENTOS ONCE MILLONES TRESCIENTOS CINCUENTA Y CINCO MIL SEISCIENTOS VEINTITRÉS Y 00/100 SOLES); de los cuales:

a) Hasta la suma de S/ 108 231 679,00 (CIENTO OCHO MILLONES DOSCIENTOS TREINTA Y UN MIL SEISCIENTOS SETENTA Y NUEVE Y 00/100 SOLES) a favor del pliego Poder Judicial; hasta la suma de S/ 33 883 894,00 (TREINTA Y TRES MILLONES OCHOCIENTOS OCHENTA Y TRES MIL OCHOCIENTOS NOVENTA Y CUATRO Y 00/100 SOLES) a favor del Ministerio de Justicia y Derechos Humanos; hasta la suma de S/ 162 458 332,00 (CIENTO SESENTA Y DOS MILLONES CUATROCIENTOS CINCUENTA Y OCHO MIL TRESCIENTOS TREINTA Y DOS Y 00/100 SOLES) a favor del Ministerio Público; y hasta la suma de S/ 6 781 718,00 (SEIS MILLONES SETECIENTOS OCHENTA Y UN MIL SETECIENTOS DIECIOCHO Y 00/100 SOLES) a favor del Ministerio del Interior, para la continuidad del Sistema Nacional Especializado de Justicia para la Protección y Sanción de la Violencia contra las Mujeres e Integrantes del Grupo Familiar (SNEJ) y para su implementación en los distritos judiciales de Cusco, Junín y Lima Norte, en el marco del Programa Presupuestal Orientado a Resultados para la Reducción de la Violencia contra la Mujer.

b) Del monto asignado al Ministerio Público en el literal anterior del presente artículo, destínese hasta por la suma de S/ 5 215 869,00 (CINCO MILLONES DOSCIENTOS QUINCE MIL OCHOCIENTOS SESENTA Y NUEVE Y 00/100 SOLES), para la implementación del Registro Único de Víctimas y Agresores (RUVA) en los mismos distritos judiciales.

22.6 En un plazo de quince (15) días hábiles contados a partir de la vigencia de la presente ley, mediante decreto supremo del Ministerio de la Mujer y Poblaciones Vulnerables en coordinación con los pliegos señalados en el numeral 22.5 y refrendado por el ministro de Economía y Finanzas, se aprueban las metas de implementación y el mecanismo de seguimiento de las acciones financiadas en el numeral precedente. Dicho mecanismo de seguimiento contempla, como mínimo:

i. La remisión mensual al Ministerio de la Mujer y Poblaciones Vulnerables y al Ministerio de Economía y Finanzas, por parte de los pliegos señalados, de data innominada de los expedientes atendidos de violencia contra la mujer y las medidas de protección emitidas (otorgadas y no otorgadas) en los distritos judiciales en implementación.

ii. El uso del código único RUVA en el registro y atención de los casos en juzgados de protección, juzgados penales, fiscalías, comisarías y CEM.

iii. Los indicadores y sus respectivas metas y frecuencia de reporte, abordando los siguientes aspectos: Registro de denuncias (casos) interoperados a través del RUVA, oportunidad de denuncia en los CEM, oportunidad de patrocinio legal en los CEM, cumplimiento de tiempos entre comisaría y módulo judicial integrado, tiempo para la emisión de las Medidas de Protección, entre otros.



22.7   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 23. Financiamiento de acciones para atenciones del friaje, heladas y nevadas

23.1   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Vivienda, Construcción y Saneamiento hasta por la suma de S/ 235 709 883,00 (DOSCIENTOS TREINTA Y CINCO MILLONES SETECIENTOS NUEVE MIL OCHOCIENTOS OCHENTA Y TRES Y 00/100 SOLES), y en el pliego Ministerio de Desarrollo Agrario y Riego hasta por la suma de S/ 66 894 700,00 (SESENTA Y SEIS MILLONES OCHOCIENTOS NOVENTA Y CUATRO MIL SETECIENTOS Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la implementación de viviendas rurales y construcción de cobertizos, aseguramiento de la provisión de alimentos para ganado y camélidos, y adquisición de kits agropecuarios, en las zonas afectadas por friajes, heladas y nevadas de acuerdo a la focalización y metas establecidas en el Plan Multisectorial de Heladas y Friaje 2019-2021 y sus actualizaciones, quedando dichos ministerios facultados para ejecutar las acciones que correspondan.

23.2   Autorízase, de manera excepcional, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 262 062 491,00 (DOSCIENTOS SESENTA Y DOS MILLONES SESENTA Y DOS MIL CUATROCIENTOS NOVENTA Y UNO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, con cargo a los recursos a que se refiere el artículo 53 del Decreto Legislativo 1440, para financiar la implementación de viviendas rurales en las zonas afectadas por friajes, heladas y nevadas de acuerdo a la focalización y metas establecidas en el Plan Multisectorial ante Heladas y Friaje 2019-2021 y sus actualizaciones, y teniendo en cuenta la cantidad de núcleos ejecutores conformados, expedientes técnicos aprobados y sus montos respectivos al 31 de diciembre de 2020 de acuerdo al informe del Programa Nacional de Vivienda Rural (PNVR) que se remite de forma conjunta con la solicitud a la que se hace referencia posteriormente. Dichas modificaciones presupuestarias se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, debiendo contar además con el refrendo del ministro de Vivienda, Construcción y Saneamiento, a solicitud de este último, la que se presenta hasta el 29 de enero de 2021.

23.3   En un plazo de diez (10) días hábiles contados a partir de la vigencia de la presente Ley, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Vivienda, Construcción y Saneamiento, el Ministro de Desarrollo Agrario y Riego, y el Presidente del Consejo de Ministros, a propuesta de este último; se aprueba el plan de implementación y seguimiento de las acciones financiadas en el presente artículo en consistencia con el mecanismo de monitoreo, seguimiento y evaluación del Plan Multisectorial de Heladas y Friaje 2019-2021 y sus actualizaciones. Dicho plan contiene las metas físicas mensuales programadas para cada una de las acciones a financiar en el presente artículo.

23.4   La Presidencia del Consejo de Ministros, como ente rector encargado de realizar el monitoreo y seguimiento al cumplimiento de los compromisos del Plan Multisectorial ante Heladas y Friaje 2019-2021 y sus actualizaciones, remite al Ministerio de Economía y Finanzas información sobre el avance de los indicadores de resultados finales y específicos comprendidos en dicho plan, así como la base de datos que sustenten dichos resultados. Este envío se realizará en un plazo no mayor al 31 de diciembre de 2021.

23.5   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

Artículo 24. Implementación de acciones vinculadas al Desarrollo Infantil Temprano

24.1   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, por la fuente de financiamiento Recursos Ordinarios, se han asignado recursos hasta por la suma de S/ 308 062 319,00 (TRESCIENTOS OCHO MILLONES SESENTA Y DOS MIL TRESCIENTOS DIECINUEVE Y 00/100 SOLES), para financiar acciones vinculadas al Desarrollo Infantil Temprano.

24.2   De los recursos señalados en el numeral precedente, dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021 se han asignado recursos, hasta por la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, a favor del pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), para el financiamiento de la continuidad de la Intervención Temporal para la Primera Infancia, aprobado a través del Decreto de Urgencia 095-2020.

Adicionalmente, el MIDIS presenta al Ministerio de Economía y Finanzas, un informe sobre el cumplimiento de la meta de cobertura y el cumplimiento de la Intervención Temporal para la Primera Infancia en el año fiscal 2020 aprobado a través del Decreto de Urgencia 095-2020, dentro de los treinta (30) días hábiles contados a partir de la vigencia de la presente ley.

24.3   De los recursos señalados en el numeral 24.1, dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego MIDIS, hasta por la suma de S/ 133 000 000,00 (CIENTO TREINTA Y TRES MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de la continuidad del Apoyo Temporal para el fortalecimiento del Desarrollo Infantil, aprobado a través del Decreto de Urgencia 095-2020, a favor de hogares con niñas y niños menores de 24 meses a través del Programa Nacional de Apoyo Directo a los Más Pobres "JUNTOS".

Adicionalmente, el MIDIS presenta al Ministerio de Economía y Finanzas un informe sobre el cumplimiento de la meta de cobertura del Apoyo Temporal para el fortalecimiento del Desarrollo Infantil en el año fiscal 2020 aprobado a través del Decreto de Urgencia 095-2020, dentro de los treinta (30) días hábiles contados a partir de la vigencia de la presente ley.

24.4   De los recursos señalados en el numeral 24.1, dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de la Mujer y Poblaciones Vulnerables (MIMP), hasta por la suma de S/ 85 062 319,00 (OCHENTA Y CINCO MILLONES SESENTA Y DOS MIL TRESCIENTOS DIECINUEVE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de la operatividad, continuidad, supervisión y acreditación de los Centros de Acogida Residencial (CAR) para niñas, niños y adolescentes.

El MIMP presenta al Ministerio de Economía y Finanzas (MEF), en un plazo de hasta noventa (90) días calendario contados a partir de la vigencia de la presente ley, la primera etapa del "Sistema Integrado Información de Niñas, Niños y Adolescentes sin Cuidados Parentales o en Riesgo de Perderlos". Dicho Sistema, en su primera etapa, debe permitir la trazabilidad de casos de los niños, niñas y adolescentes a nivel nominado, de al menos CAR públicos.

24.5   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Salud y gobiernos locales, hasta por la suma de S/ 60 000 000,00 (SESENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para la organización y desarrollo del servicio de visitas domiciliarias con la finalidad de lograr adherencia en el uso y consumo oportuno del suplemento de hierro para la prevención de la anemia, conforme al siguiente detalle:

a)   Hasta por la suma de S/ 55 000 000,00 (CINCUENTA Y CINCO MILLONES Y 00/100 SOLES), en la Actividad 5005983: Acciones de los municipios que promueven el cuidado infantil y la adecuada alimentación del Programa Presupuestal 0001 Programa Articulado

Nutricional, por la fuente de financiamiento Recursos Ordinarios, en el presupuesto institucional de los gobiernos locales, para financiar, de forma adicional a los recursos que se les otorguen por el Programa de Incentivos a la Mejora de la Gestión Municipal (PI), para el financiamiento del desarrollo del servicio de visitas domiciliarias en sus jurisdicciones, según corresponda, a familias con niños y niñas entre cuatro (4) y doce (12) meses de edad.

b)   Hasta por la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, en el presupuesto institucional del Ministerio de Salud para financiar la organización y monitoreo del servicio de visitas domiciliarias antes mencionado.

24.6   Para dicho propósito, el Ministerio de Salud, a nivel de Lima Metropolitana, y los gobiernos regionales que correspondan, en el resto del país, garantizan la entrega oportuna de suplementos de hierro a niños a partir de los cuatro (4) meses, y coordinan las acciones de implementación de las visitas domiciliarias con los gobiernos locales correspondientes, asegurando un sistema de capacitación continuo a los actores sociales responsables de realizar las visitas domiciliarias, de acuerdo a los "Lineamientos para la implementación de las visitas domiciliarias por actores sociales para la prevención, reducción y control de la anemia y desnutrición crónica infantil". De igual forma, el Ministerio de Salud debe asegurar la mejora continua de los aplicativos informáticos para la visita domiciliaria y la asistencia técnica, con cargo a los recursos de su presupuesto institucional.

24.7   Con el fin de asegurar el monitoreo continuo de la implementación de las acciones para reducir anemia, durante el Año Fiscal 2021, el Ministerio de Salud debe remitir mensualmente al Ministerio de Economía y Finanzas la información contenida en las bases de datos nominales del Sistema de Información en Salud (HIS), del Seguro Integral de Salud (SIS), y de visitas domiciliarias con información registrada en aplicativos informáticos elaborados para dicho fin. Asimismo, el Registro Nacional de Identificación y Estado Civil (RENIEC) debe remitir mensualmente al Ministerio de Economía y Finanzas el Padrón Nominal de niños y niñas, actualizado a la fecha de envío, y la base de datos nominal proveniente del sistema de registro de Certificado de Nacido Vivo.

24.8   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 25. Medidas en materia de programas presupuestales y herramientas del presupuesto por resultados

Dispónese que el Ministerio de Economía y Finanzas inicia la revisión del conjunto de programas presupuestales vigentes a fin de determinar si dichos programas presupuestales cumplen con los criterios técnicos de la categoría presupuestaria Programa Presupuestal. El resultado de dicha revisión se presenta como parte del consolidado de estructuras funcionales programáticas de dicha categoría correspondiente a la fase de Programación Multianual Presupuestaria 2022-2024.

El listado de los Programas Presupuestales que se encuentran en el proceso de revisión señalado en el párrafo precedente y los criterios técnicos que se emplean para dicha revisión se aprueban mediante Resolución Directoral de la Dirección General de Presupuesto Público.

Artículo 26. Programas presupuestales en materia de Desarrollo e Inclusión Social

26.1   Con el propósito de asegurar la sostenibilidad del financiamiento para la ejecución del gasto público, es requisito que la ampliación de la meta física del Programa Nacional de Alimentación Escolar Qali Warma del pliego Ministerio de Desarrollo e Inclusión Social, cuente con el informe previo favorable de la Dirección General de Presupuesto Público.

Las solicitudes de informe favorable, en atención a lo regulado en el presente numeral, solo pueden ser presentadas a la Dirección General de Presupuesto Público hasta el 31 de agosto de 2021.

26.2   Mediante Resolución Ministerial del Ministerio de Desarrollo e Inclusión Social (MIDIS), previa opinión favorable de la Dirección General de Presupuesto Público, el MIDIS aprueba y pone en funcionamiento un sistema de seguimiento de usuarios que permita el monitoreo de indicadores de desempeño del Programa Presupuestal 0118: Acceso de hogares rurales con economías de subsistencia a mercados locales. Dicha Resolución Ministerial se publica en el diario oficial El Peruano en un plazo no mayor a los noventa (90) días calendario contados a partir de la vigencia de la presente ley.

Artículo 27. Información para complementar el Registro Nacional para medidas COVID-19 en el marco de la Emergencia Sanitaria

27.1   Dispónese la continuidad del Registro Nacional para medidas COVID-19 en el marco de la Emergencia Sanitaria, manteniéndose la operatividad, administración y soporte tecnológico a cargo del Registro Nacional de Identificación y Estado Civil.

27.2   Dispónese que, a partir de la vigencia de la presente ley, el Ministerio de Desarrollo e Inclusión Social establece los lineamientos técnicos para asegurar la continuidad del Registro Nacional para medidas COVID-19 en el marco de la Emergencia Sanitaria. El Registro Nacional de Identificación y Estado Civil implementa los mecanismos establecidos en dichos lineamientos técnicos aprobados, mediante resolución ministerial, por el órgano designado por el Ministerio de Desarrollo e Inclusión Social.

27.3   Dispónese, a partir de la vigencia de la presente ley, que todas las entidades del sector público que administren bases de datos cuya información complemente los registros contenidos en el Registro Nacional para medidas COVID-19 en el marco de la Emergencia Sanitaria deben proveer, en el más breve plazo, la información y los mecanismos de interconexión que sean requeridos por el Registro Nacional de Identificación y Estado Civil de acuerdo a los lineamientos establecidos por el Ministerio de Desarrollo e Inclusión Social, en el marco de la normatividad vigente en materia de interoperabilidad entre entidades públicas.

Mediante resolución ministerial, el Ministerio de Desarrollo e Inclusión Social establece los lineamientos y procedimientos para la transferencia de información, identificando los sectores, tipo de información, periodicidad de entrega, entre otros.

27.4   Encárguese al Ministerio de Desarrollo e Inclusión Social, a través del órgano designado, la articulación de las acciones a ser ejecutadas, a nivel nacional, por los gobiernos locales a través de las Unidades Locales de Empadronamiento (ULE) como integrantes del Sistema Nacional de Focalización para efectos de actualización de la información del Registro Nacional para medidas COVID-19 en el marco de la Emergencia Sanitaria. Estas acciones incluyen la difusión, capacitación y recojo de información en campo y priorizan a la población que reside en los ámbitos con menor conectividad al internet.

Artículo 28. Medidas en materia de seguimiento al desempeño y evaluaciones de los programas presupuestales

28.1   Dispónese que la Dirección General de Presupuesto Público apruebe el calendario de evaluaciones independientes correspondientes al año 2021, el cual se publica en el portal institucional del Ministerio de Economía y Finanzas en un plazo no mayor a los treinta (30) días calendario contados a partir de la vigencia de la presente ley.



28.2 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos, en el pliego Instituto Nacional de Estadística e Informática (INEI), hasta por la suma de S/ 3 500 000,00 (TRES MILLONES QUINIENTOS MIL Y 00/100), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento del recojo de información para el seguimiento y evaluaciones de intervenciones relacionadas al incremento de acceso de agua clorada en zonas rurales y a la reducción de la tasa de victimización y evaluación de la Estrategia Multisectorial de Barrio Seguro.

El INEI debe remitir las bases de datos, así como los análisis de consistencia, al Ministerio de Economía y Finanzas en un plazo no mayor a cuarenta y cinco (45) días calendario de culminado el recojo de dicha información. Mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el Presidente del Consejo de Ministros, a propuesta de este último, en coordinación con el INEI, de ser necesario, se establecen normas complementarias para la mejor aplicación de lo establecido en el presente numeral.

28.3 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Instituto Nacional de Estadística e Informática (INEI), hasta por la suma de S/ 3 500 000,00 (TRES MILLONES QUINIENTOS MIL Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para la revisión de los cuestionarios y el recojo de información para la Encuesta Nacional sobre Relaciones Sociales (ENARES), que permita obtener los indicadores de resultados y productos del Programa Presupuestal orientado a Resultados de Reducción de la Violencia contra la Mujer (PPoR RVcM) e información vinculada a resultados para la reducción de violencia de género, la cual permita, entre otros, comparar en el tiempo, la evolución de los indicadores de resultados del mencionado Programa Presupuestal.

28.4 Dispónese que, en el marco del presupuesto por resultados, el INEI actualice la información de la Encuesta Nacional sobre Relaciones Sociales, considerando i) revisión de los instrumentos de recolección, ii) definición de las características de la población objetivo, iii) diseño de la muestra con inferencia nacional, iv) revisión de los documentos metodológicos, v) estrategia para el recojo de información, para cuyo efecto realizará las coordinaciones con el Ministerio de la Mujer y Poblaciones Vulnerables (MIMP) y el Ministerio de Economía y Finanzas (MEF).

Artículo 29. Convenios con organismos internacionales

29.1 Autorízase al Ministerio de Economía y Finanzas, durante el Año Fiscal 2021, para aprobar transferencias financieras hasta por la suma de S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES), a favor de organismos internacionales y celebrar convenios de asistencia técnica para el seguimiento y la evaluación de intervenciones públicas, así como la implementación de innovaciones en intervenciones públicas en el marco de la calidad del gasto. Los acuerdos son suscritos por el titular de la entidad o funcionario que este delegue y, previo a su celebración, se requiere contar con un informe técnico de la Dirección General de Presupuesto Público que sustente la necesidad de la intervención, y un informe favorable de la Oficina General de Planeamiento y Presupuesto de la mencionada entidad, en el cual se demuestre la disponibilidad de recursos para su financiamiento.

29.2 Las transferencias financieras autorizadas en el numeral precedente se realizan mediante resolución de titular del pliego Ministerio de Economía y Finanzas, la misma que se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su transferencia conforme al numeral 29.1. La aplicación de lo establecido en el presente numeral se financia con cargo al presupuesto institucional del Ministerio de Economía y Finanzas.

29.3 El Ministerio de Economía y Finanzas, bajo la responsabilidad de su respectivo titular, debe proveer un informe anual sobre la ejecución de lo establecido en el presente artículo a la Contraloría General de la República y a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República.

29.4 Los saldos no utilizados de los recursos transferidos por el Ministerio de Economía y Finanzas, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, costos compartidos u otras modalidades similares, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Artículo 30. Medidas en materia de acceso a la información para el análisis de la calidad del gasto público a programas presupuestales e intervenciones financiadas con presupuesto público

30.1 Dispónese que los responsables técnicos de los programas presupuestales e intervenciones remiten al Ministerio de Economía y Finanzas las bases de datos nominadas y no nominadas, así como el acceso permanente a los sistemas de información empleados para la generación de los indicadores de desempeño de los programas presupuestales, conforme a los lineamientos que para tal efecto aprueba la Dirección General de Presupuesto Público, mediante resolución directoral. La remisión de dicha información se realiza con una periodicidad mensual a partir de los veinte (20) días calendario contados desde la fecha de publicación de la mencionada resolución directoral.

30.2 En el marco del calendario de evaluaciones independientes correspondientes al Año Fiscal 2021 al que se refiere el numeral 28.1 del artículo 28 de la presente ley, las instituciones públicas cuyos programas, intervenciones, políticas, entre otros, que hayan sido seleccionados para evaluación durante el Año Fiscal 2021, deben remitir al Ministerio de Economía y Finanzas las bases de datos nominadas y no nominadas, así como el acceso a los sistemas de información necesarios, para llevar a cabo dichas evaluaciones, en un plazo no mayor a veinte (20) días calendario de efectuado el requerimiento por dicho Ministerio.

30.3 Autorízase, durante el Año Fiscal 2021, al Gobierno Nacional, Regional y Local para realizar transferencias financieras a favor de la Comisión Nacional de Investigación y Desarrollo Aeroespacial (CONIDA), con cargo a los recursos de su presupuesto institucional por las fuentes de financiamiento Recursos Ordinarios, Recursos Directamente Recaudados y Recursos Determinados en el rubro Canon y sobre canon, regalías, rentas de aduanas y participaciones; para financiar la elaboración de estudios y proyectos de investigación en campos relacionados a las aplicaciones con imágenes satelitales; en relación con sus circunscripciones territoriales con la finalidad de fortalecer el seguimiento y evaluación de intervenciones financiadas con presupuesto público.

Las referidas transferencias financieras se aprueban, mediante resolución del titular de la entidad. Dicha resolución se publican en el diario oficial El Peruano.

Dispónese que, como parte del fortalecimiento del seguimiento y evaluación de intervenciones financiadas con presupuesto público a través de la utilización de información satelital, el CONIDA remita al Ministerio de Economía y Finanzas y las entidades que apliquen al numeral precedente, data satelital e información procesada con periodicidad mensual para implementar la Estrategia de Monitoreo Satelital para el seguimiento de indicadores de los Programas Presupuestales; entre otras necesidades que sean identificadas y coordinadas con la CONIDA.

Para tal efecto, en un plazo de cuarenta y cinco (45) días calendario contados a partir de la vigencia de la presente ley, el Ministerio de Defensa aprueba mediante resolución ministerial del titular, el procedimiento y flujo de atención para acceder a data satelital e información procesada a partir de los datos que dispone CONIDA.

30.4 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el Ministerio de Transportes y Comunicaciones (MTC), hasta por la suma de S/ 15 000 000,00 (QUINCE MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de la implementación de un Sistema de Gestión de Activos de la Red Vial Nacional. Los recursos a los que se refiere el presente numeral no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

Mediante resolución ministerial del Ministerio de Transportes y Comunicaciones (MTC), con opinión favorable de la Dirección General de Presupuesto Público, se aprueba el Plan de Implementación del Sistema de Gestión de Activos de la Red Vial Nacional, que debe incluir los mecanismos para el seguimiento del cumplimiento de dicha implementación. Dicha resolución ministerial se publica en el diario oficial El Peruano dentro de los cuarenta (40) días hábiles contados a partir de la vigencia de la presente ley.

Artículo 31. Incentivos Presupuestarios en el marco del Presupuesto por Resultados

31.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 850 000 000,00 (OCHOCIENTOS CINCUENTA MILLONES Y 00/100 SOLES), para el financiamiento de los Incentivos Presupuestarios, conforme al siguiente detalle:

a) Hasta por la suma de S/ 600 000 000,00 (SEISCIENTOS MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, para el financiamiento de los fines del Programa de Incentivos a la Mejora de la Gestión Municipal (PI).
La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (FONCOMUN) y conforme a los lineamientos y metas de dicho Programa.
La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a solicitud de la Dirección General de Presupuesto Público, y se incorporan en los gobiernos locales, en la fuente de financiamiento Recursos Determinados.
El Ministerio de Economía y Finanzas dentro del plazo de quince (15) días calendario contados a partir de la publicación de la presente ley, mediante decreto supremo, establece los procedimientos para el cumplimiento de metas y la asignación de recursos del Programa de Incentivos a la Mejora de la Gestión Municipal.

b) Hasta por la suma de S/ 250 000 000,00 (DOSCIENTOS CINCUENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, destinados, exclusivamente, para el financiamiento de los fines del Reconocimiento a la Ejecución de Inversiones (REI). La transferencia de los recursos autorizados por el presente literal se aprueba utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, a solicitud de la Dirección General de Presupuesto Público, y se incorporan en los gobiernos regionales y gobiernos locales, en la fuente de financiamiento Recursos por Operaciones Oficiales de Créditos, para el financiamiento de proyectos de inversión en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

31.2 El decreto supremo que transfiere los recursos a los que se refiere el literal a) del presente artículo se publican hasta el 30 de abril de 2021.

31.3 Autorízase al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias a nivel institucional en favor del Registro Nacional de Identificación y Estado Civil (RENIEC), hasta por el monto de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto, en el marco del Programa Presupuestal 079: Acceso de la Población a la Identidad a cargo del RENIEC, previo cumplimiento de las acciones que debe efectuar el RENIEC. Dichas modificaciones presupuestarias se aprueban utilizando solo el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440. El decreto supremo se publica hasta el 31 de marzo de 2021.
Mediante resolución directoral de la Dirección General de Presupuesto Público se establecen las metas de desempeño en el marco del PP 079: Acceso de la Población a la Identidad a cargo del RENIEC.

31.4 El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

CAPÍTULO V

DISPOSICIONES ESPECIALES EN MATERIA DE SALUD

Artículo 32. Implementación del Decreto Legislativo 1153

32.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 221 029 968,00 (DOSCIENTOS VEINTIÚN MILLONES VEINTINUEVE MIL NOVECIENTOS SESENTA Y OCHO Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinado a lo siguiente:

a) Hasta por la suma de S/ 98 686 511,00 (NOVENTA Y OCHO MILLONES SEISCIENTOS OCHENTA Y SEIS MIL QUINIENTOS ONCE Y 00/100 SOLES), para realizar las modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales para financiar el pago de la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios alcanzados en el Año Fiscal 2020 en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado.

b) Hasta por la suma de S/ 74 120 624,00 (SETENTA Y CUATRO MILLONES CIENTO VEINTE MIL SEISCIENTOS VEINTICUATRO Y 00/100 SOLES), para el financiamiento del personal de la salud nombrado en el Año Fiscal 2020, y durante el primer semestre del año 2021, en el marco de la Ley 30957.
Los recursos asignados en el presupuesto institucional del Ministerio de Salud, por la fuente de financiamiento Recursos Ordinarios, destinados al nombramiento al que se refiere el presente literal, no pueden ser destinados, bajo responsabilidad, a fines distintos para los cuales son asignados.

c) Hasta por la suma de S/ 3 433 759,00 (TRES MILLONES CUATROCIENTOS TREINTA Y TRES MIL SETECIENTOS CINCUENTA Y NUEVE Y 00/100 SOLES), para el financiamiento del veinte por ciento (20%) del personal de la salud a nombrarse en el Año Fiscal



2021, a que se hace referencia en el literal n) del numeral 8.1 del artículo 8 de la presente ley, el mismo que se efectúa en el cuarto trimestre del presente año.

d) Hasta por la suma de S/ 44 789 074,00 (CUARENTA Y CUATRO MILLONES SETECIENTOS OCHENTA Y NUEVE MIL SETENTA Y CUATRO Y 00/100 SOLES), para el pago de las entregas económicas para el personal de la salud por el cumplimiento de 25 y 30 años de servicios, sepelio y luto y el pago de la compensación por tiempo de servicios, en el marco de lo dispuesto en el Decreto Supremo 015-2018-SA, Decreto Supremo que aprueba el Reglamento del Decreto Legislativo 1153.

32.2 Para la aplicación de lo establecido en el numeral 32.1, es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.

32.3 Dispónese que, para la aplicación de lo establecido en el numeral 32.1 y para efectos de la implementación de las acciones del Decreto Legislativo 1153, durante el Año Fiscal 2021, el Ministerio de Salud, sus organismos públicos, los gobiernos regionales y las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, quedan exonerados de lo establecido en el artículo 6 de la presente ley.

32.4 Autorízase al Ministerio de Salud, en el Año Fiscal 2021, para efectuar modificaciones presupuestarias en el nivel institucional a favor de sus organismos públicos y los gobiernos regionales, con cargo a los recursos señalados en el numeral 32.1, esta autorización incluye, además, a las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, de corresponder. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

32.5 Las propuestas de decreto supremo correspondientes a los literales a) y d) del numeral 32.1, se presentan al Ministerio de Economía y Finanzas, a más tardar hasta el 14 de agosto de 2021, y el decreto supremo se publica hasta el 15 de setiembre de 2021.

32.6 Dispónese que para la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios alcanzados en el Año Fiscal 2021 en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153, cuyo pago se realiza en el Año Fiscal 2022, el Ministerio de Salud aprueba, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último, los criterios técnicos correspondientes para la definición de las metas, indicadores de desempeño a nivel de resultado, producto, insumo o proceso de programas presupuestales asociadas a dichos pagos, así como los criterios técnicos para su aplicación e implementación. Dicho Decreto Supremo se publica hasta el 31 de diciembre de 2020.

Durante el Año Fiscal 2021, con una periodicidad mensual, según corresponda, el Ministerio de Salud debe poner a disposición del Ministerio de Economía y Finanzas las fuentes de verificación correspondientes respecto de la identificación nominal de los beneficiarios de la asignación por cumplimiento de las metas, así como de la programación de turnos, de corresponder.

32.7 Lo dispuesto en el numeral 32.6 del presente artículo entra en vigencia al día siguiente de la publicación de la presente Ley, solo para efecto de la publicación del decreto supremo al que se refiere dicho numeral.

Artículo 33. Fortalecimiento de la Telesalud, Historia Clínica Electrónica y receta electrónica

33.1 Autorízase, de manera excepcional, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias a nivel institucional, a favor del pliego Ministerio de Salud (MINSA), hasta por el monto de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para financiar el fortalecimiento de la Telesalud, historia clínica electrónica y receta electrónica a nivel nacional.

Dichas modificaciones presupuestarias en el nivel institucional se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, debiendo contar con el refrendo del ministro de Salud, a propuesta de este último, previo cumplimiento de las condiciones previstas en el numeral 33.2. El decreto supremo se publica hasta el 31 de marzo de 2021.

33.2 Para la implementación de Telesalud en las IPRESS públicas priorizadas a nivel nacional, e historia clínica electrónica con características de interoperabilidad plena entre sistemas, y módulos asistenciales, de programación de citas y turnos, entre otros; el Ministerio de Salud elabora dentro de los quince (15) días calendario contados a partir de la vigencia de la presente ley:

a) Una inversión de optimización, de ampliación marginal, de rehabilitación y de reposición (IOARR) que debe contener la compra de equipamiento informático y biomédico. La IOARR debe estar registrado en el Banco de Inversiones, ser aprobado y atender la brecha de equipamiento.

b) La relación de metas de implementación a nivel nacional de la Telesalud e Historia Clínica Electrónica.

Adicionalmente, para la implementación de los servicios de teleconsulta, teleseguimiento, telemonitoreo, entre otros, el Ministerio de Salud establece, dentro de los quince (15) días calendario contados a partir de la vigencia de la presente ley, los lineamientos para la organización del personal asignado para Telesalud, a partir de la información que ponen a su disposición sus Organismos Públicos adscritos y los establecimientos de salud de los gobiernos regionales. Para la implementación de estos servicios, el Ministerio de Salud es responsable de la programación y supervisión de los turnos de atención, así como de la asignación de pacientes.

Para la implementación de la historia clínica electrónica a nivel nacional en el primer nivel de atención, el Ministerio de Salud aprueba mediante resolución ministerial dentro de los quince (15) días calendario contados a partir de la vigencia de la presente ley, la lista de establecimientos de salud priorizados, la estrategia de capacitación, y el cronograma de implementación de la historia clínica electrónica correspondiente, en coordinación con los gobiernos regionales, priorizando los establecimientos I-3 e I-4.

Para la implementación de la receta electrónica, dentro de los quince (15) días calendario contados a partir de la vigencia de la presente ley, el Ministerio de Salud elabora la trama estandarizada de datos de la prescripción y dispensación de medicamentos, a fin de garantizar la interoperabilidad de los sistemas de información y la articulación de los procesos de atención de salud y de gestión. La receta electrónica debe cumplir con lo establecido en las normas legales vigentes y contar con la firma digital del profesional prescriptor autorizado.

Mediante Resolución Ministerial, el Ministerio de Salud, dentro de los treinta (30) días calendario contados a partir de la vigencia de la presente ley, emite las disposiciones complementarias que resulten necesarias para la implementación de lo dispuesto en el presente artículo.

33.3 Con el fin de asegurar el monitoreo continuo de la implementación de las acciones para impulsar la Telesalud e Historia Clínica Electrónica a nivel nacional, durante el Año Fiscal 2021, el Ministerio de Salud debe remitir mensualmente al Ministerio de Economía y Finanzas la información nominal registrada en los aplicativos informáticos utilizados para tal fin, y los indicadores de implementación y uso alcanzados.

33.4 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 34. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales

34.1 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 336 387 284,00 (TRESCIENTOS TREINTA Y SEIS MILLONES TRESCIENTOS OCHENTA Y SIETE MIL DOSCIENTOS OCHENTA Y CUATRO Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de los gobiernos regionales, para financiar, durante el Año Fiscal 2021, la operación y mantenimiento de nuevos establecimientos de salud que entraron en funcionamiento a partir del segundo semestre del año 2020. Dichos establecimientos deben implementar la programación de turnos y citas en un aplicativo informático dispuesto para ello.

Las modificaciones presupuestarias autorizadas en el presente numeral se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

Para la aprobación de las modificaciones presupuestarias a que se hace referencia, el Ministerio de Salud debe validar previamente el Plan de Implementación Multianual del nuevo establecimiento de salud, aprobado por el organismo público o el Gobierno Regional, según corresponda. Asimismo, a los gobiernos regionales que se les hayan transferido recursos en el marco del presente numeral, emiten un informe técnico sobre el cumplimiento y avance físico y financiero de la ejecución de dichos recursos, en el marco de su Plan de Implementación Multianual y alineado a la gradualidad de entrada en operación de los servicios. Este informe se remite al Ministerio de Salud y se publica en los portales institucionales de dichas entidades hasta el 24 de febrero de 2022.

34.2 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 73 806 518,00 (SETENTA Y TRES MILLONES OCHOCIENTOS SEIS MIL QUINIENTOS DIECIOCHO Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de los gobiernos regionales, para financiar los productos que correspondan en el marco del Programa Presupuestal 0131: Control y Prevención en Salud Mental, atendidos a través de los servicios de salud mental comunitaria y que comprendan el fortalecimiento de la oferta de servicios de salud mental comunitaria: Instituciones Prestadoras de Servicios de Salud (IPRESS) Centros de Salud Mental Comunitaria, Unidades de Hospitalización en Salud Mental y Adicciones, Hogares Protegidos y servicios de salud mental en centros de salud del primer nivel de atención.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último, el que se publica a más tardar el 29 de enero de 2021, exceptuándose al Ministerio de Salud de lo establecido en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 35. Compra centralizada de productos farmacéuticos, dispositivos médicos y productos sanitarios a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES) a favor de afiliados al Seguro Integral de Salud en el marco del aseguramiento universal en salud

35.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 250 000 000,00 (DOSCIENTOS CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, para que, a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES) de dicho Ministerio, adquiera los productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al Seguro Integral de Salud.

35.2 Para tal efecto, mediante resolución ministerial del Ministerio de Salud, en coordinación con el Seguro Integral de Salud, se aprueba, hasta el 11 de enero de 2021, el proceso operativo de solicitud de estos productos por parte de los establecimientos de salud del Ministerio de Salud, sus Organismos Públicos adscritos y los establecimientos de salud de los gobiernos regionales, así como el uso de los recursos para la adquisición y distribución de estos. Dicha resolución ministerial debe contener un anexo con el detalle del monto disponible para cada pliego y unidad ejecutora para la realización de compras centralizadas a través de CENARES.

El CENARES mensualmente debe publicar en su portal web los recursos disponibles con los que cuenta cada unidad ejecutora para la realización de compras centralizadas y su posterior distribución.

35.3 El Seguro Integral de Salud, como parte del pago que efectúa a las unidades ejecutoras por las prestaciones otorgadas a sus asegurados, considera el gasto incurrido por CENARES en las compras realizadas a favor de cada uno de los pliegos y unidades ejecutoras, según lo dispuesto en el presente artículo.

35.4 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 36. Transferencia de recursos para adquisición de medicamentos a través de la Organización Panamericana de la Salud

36.1 Autorízase, durante el Año Fiscal 2021, al Ministerio de Salud y al Seguro Social de Salud (EsSalud), para efectuar adquisiciones a través de la Organización Panamericana de la Salud (OPS/OMS), el Fondo de las Naciones Unidas para la Infancia (UNICEF), y del Fondo de Poblaciones de las Naciones Unidas (UNFPA), de productos farmacéuticos, vacunas, dispositivos médicos, productos sanitarios y otros bienes necesarios para las intervenciones estratégicas sanitarias definidas por el Ministerio de Salud y EsSalud a través de resolución del titular de la entidad.

Para dicho efecto, los titulares de las entidades suscriben convenios de cooperación técnica u otros de naturaleza análoga, incluidas sus adendas, con los citados organismos internacionales, previo informe técnico del Ministerio de Salud y EsSalud, según corresponda, que demuestre las ventajas del convenio en términos de eficiencia económica, así como las garantías de una entrega oportuna. Dicho informe debe contar con el informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, el cual demuestre la disponibilidad de recursos para su financiamiento así como con un informe legal de la Oficina de Asesoría Jurídica o la que haga sus veces.

36.2 El Ministerio de Salud y EsSalud quedan autorizados para transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otras de naturaleza análoga celebrados en el marco de lo establecido en la presente disposición. Dichas transferencias financieras se autorizan mediante resolución del titular de la entidad, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.



36.3   El Ministerio de Salud y EsSalud, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de Contrataciones del Estado (OSCE). La Contraloría General de la República efectúa control concurrente en las acciones del Ministerio de Salud y EsSalud orientadas a la celebración e implementación de los convenios celebrados en el marco de lo establecido en el presente artículo, de acuerdo a las disposiciones reglamentarias que para tal efecto emita dicho órgano superior de control.

     El Ministerio de Salud y EsSalud informan trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el avance o ejecución de las compras autorizadas en la presente disposición.

36.4   Los saldos no utilizados de los recursos transferidos por el Ministerio de Salud, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, costos compartidos u otras modalidades similares, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Artículo 37. Distribución de medicamentos, oxígeno, EPP y otros para atender la emergencia sanitaria o en beneficio de los afiliados al Seguro Integral de Salud

37.1   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 90 000 000,00 (NOVENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, para financiar la implementación del operador logístico que garantice la distribución, abastecimiento y disponibilidad de los productos farmacéuticos, dispositivos médicos, productos sanitarios y oxígeno, a los que se hace referencia en el artículo 35 y en el literal b) del artículo 62 de la presente ley.

37.2   La adquisición y distribución de estos recursos deben ser realizadas con el objetivo de mantener el nivel de disponibilidad óptimo y en normo-stocks de los medicamentos esenciales, en los establecimientos de salud dependientes del Gobierno Nacional y los gobiernos regionales.

37.3   Las bases de datos de las transacciones involucradas en la implementación de la presente medida, así como lo dispuesto en los artículos 35 y literal b) del artículo 62, lo que incluye la disponibilidad de los niveles de stock de suministros médicos por punto de atención, deben ser publicadas y actualizadas mensualmente en el portal institucional de CENARES, y remitidas con una periodicidad mensual al Ministerio de Economía y Finanzas.

37.4   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

Artículo 38. Fortalecimiento de la formación de médicos

38.1   Dispónese que, en el Ministerio de Salud, para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 27 580 948,00 (VEINTISIETE MILLONES QUINIENTOS OCHENTA MIL NOVECIENTOS CUARENTA Y OCHO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar nuevas plazas para residencia médica. Para tal fin, previo al registro de las plazas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), dentro de los quince (15) días hábiles contados a partir de la vigencia de la presente ley, el Ministerio de Salud debe publicar, a través de una Resolución Ministerial, la priorización de especialidades médicas para incrementar la capacidad de respuesta ante situaciones adversas como el COVID-19, la misma que incluye médicos intensivistas, de emergencia, entre otros; así como para cubrir la brecha de demanda por la expansión de la oferta por nuevos establecimientos de salud y de estrategias priorizadas.

38.2   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 59 100 000,00 (CINCUENTA Y NUEVE MILLONES CIEN MIL Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de los internos de ciencias de la salud que iniciaron su actividad durante el año 2020, en los establecimientos públicos del Ministerio de Salud, sus organismos públicos, de los gobiernos regionales, de las sanidades de la Policía Nacional del Perú y de las Fuerzas Armadas y del Seguro Social de Salud – ESSALUD.

     Los internos de las ciencias de la salud deben estar registrados en el Registro Nacional del Personal de la Salud (INFORHUS) y en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP).

38.3   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

CAPÍTULO VI

DISPOSICIONES ESPECIALES EN MATERIA DE EDUCACIÓN

Artículo 39. Compromisos de desempeño en materia de educación

Autorízase al pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional en el presupuesto del Año Fiscal 2021, a favor de las unidades ejecutoras de educación de los gobiernos regionales, hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), para el financiamiento de las intervenciones priorizadas por el Ministerio de Educación, así como para el financiamiento de los bienes, servicios, equipamiento, acondicionamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población a los servicios educativos públicos de la Educación Básica", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva", "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", "Fortalecimiento de la educación superior tecnológica" y "Reducción de la vulnerabilidad y atención de emergencias por desastres", así como acciones centrales. Lo establecido en el presente párrafo no incluye financiamiento de contratación de personal.

Dichos recursos son transferidos previo cumplimiento de compromisos de desempeño para la adecuada provisión de servicios educativos de calidad. Los compromisos, lineamientos y requisitos son definidos mediante resolución ministerial del Ministerio de Educación, que se encuentran relacionados, entre otros, a las siguientes acciones:

a)   Gestión oportuna de los recursos e insumos educativos que permitan una adecuada provisión del servicio educativo.

b)   Generación de condiciones para la mejora de la calidad de enseñanza y del proceso formativo de los estudiantes, que contribuyan a una mejor provisión del servicio educativo.

c) Fortalecimiento de servicios complementarios enfocados en la atención de las necesidades de los estudiantes.

La resolución ministerial a la que se refiere el párrafo precedente debe ser aprobada en un plazo que no exceda de los treinta (30) días hábiles calendario de la vigencia de la presente ley.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, son transferidos hasta el 31 de agosto de 2021, según cronograma y las disposiciones que establezca el Ministerio de Educación para tal fin. Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente dentro del plazo antes señalado.

Artículo 40. Autorización al Ministerio de Educación para financiar acciones en los gobiernos regionales

40.1 Autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional del Año Fiscal 2021, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales hasta por el monto de S/ 832 300 169,00 (OCHOCIENTOS TREINTA Y DOS MILLONES TRESCIENTOS MIL CIENTO SESENTA Y NUEVE Y 00/100 SOLES), para las siguientes finalidades:

a) El pago de la remuneración íntegra mensual de los profesores, así como las asignaciones temporales y demás derechos, beneficios y conceptos remunerativos correspondientes a los profesores en el marco de la Ley 29944, Ley de Reforma Magisterial; y el pago de la diferencia de jornada de los profesores que acceden a los cargos de las Áreas de Gestión Pedagógica, de Gestión Institucional y de Formación Docente, respectivamente, establecidos en la Ley 29944, Ley de Reforma Magisterial.

b) El financiamiento del pago de encargaturas correspondiente a la asignación por jornada de trabajo adicional y asignación por cargo en el marco de la Ley 29944, Ley de Reforma Magisterial, para los profesores que temporalmente asuman cargos de responsabilidad previstos en las Áreas de Desempeño Laboral establecidas en el artículo 12 de la referida Ley.

c) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la Octava Disposición Complementaria, Transitoria y Final de la Ley 29944; el literal c) del artículo 2 de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y los artículos 1 y 2 de la Ley 30202, Ley que otorga asignación especial por laborar en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) a los profesores contratados y dicta otras disposiciones.

d) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley 30328 y la normatividad complementaria.

e) El pago de los derechos y beneficios de los auxiliares de educación nombrados y contratados en el marco de la Ley 30493, Ley que regula la política remunerativa del Auxiliar de Educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial.

f) El pago de las pensiones bajo el régimen del Decreto Ley 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial, en el marco de la Ley 29944, Ley de Reforma Magisterial, así como de la carrera pública del docente de Institutos y Escuelas de Educación Superior de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes.

g) El pago de la entrega económica y bonificación por otorgamiento correspondiente a los condecorados con las palmas magisteriales, en el marco de lo establecido en la Tercera Disposición Complementaria Final de la Ley 30328.

h) El financiamiento de las nuevas plazas identificadas como necesarias en el marco del proceso de racionalización efectuado en virtud al artículo 74 de la Ley 29944, Ley de Reforma Magisterial, y auxiliares de educación, así como el financiamiento de las plazas creadas y validadas durante los seis (6) últimos años precedentes, para el ejercicio en las áreas de desempeño laboral establecidas en los literales a), b) y c) del artículo 12 de la Ley 29944, Ley de Reforma Magisterial, así como auxiliares de educación y plazas de docentes de Institutos y Escuelas de Educación Superior creadas y validadas en el presente año fiscal, conforme a lo establecido en el literal k) del numeral 8.1 del artículo 8 de la Ley 30693.

i) Pago del incentivo por ingreso de profesores a la Carrera Pública Magisterial.

j) El pago de los derechos y beneficios de los docentes nombrados y contratados, así como de los asistentes y auxiliares contratados de la Ley 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes.

k) Las plazas a las que hace referencia el numeral 6.2 del artículo 6 del Decreto de Urgencia N° 016-2020.

40.2 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, y de conformidad con las disposiciones establecidas por el Ministerio de Educación, en el marco de la normatividad de la materia. Los decretos supremos correspondientes se publican hasta el 26 de noviembre de 2021.

40.3 Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

40.4 Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación y a los gobiernos regionales, de lo dispuesto por el artículo 6 de la presente ley, y para el caso del literal h) del numeral 40.1 de lo dispuesto por el artículo 8 de la presente ley.

Artículo 41. Modificaciones presupuestarias en el nivel institucional para financiamiento de intervenciones y acciones pedagógicas

41.1 Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional en el presupuesto del Año Fiscal 2021 a favor de los gobiernos regionales hasta por el monto de S/ 410 514 950,00 (CUATROCIENTOS DIEZ MILLONES QUINIENTOS CATORCE MIL NOVECIENTOS CINCUENTA Y 00/100 SOLES) mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a propuesta de este último, para financiar las intervenciones y acciones pedagógicas a cargo de los gobiernos regionales, conforme a lo siguiente:

a) La implementación de la jornada escolar completa en las instituciones educativas públicas de nivel secundaria de Educación Básica Regular.



b) Acompañamiento pedagógico en las instituciones educativas focalizadas de la Educación Básica Regular.
c) Implementación de la gestión del currículo.
d) Implementación de la Secundaria en Alternancia.
e) Implementación de la Secundaria con Residencia Estudiantil.
f) El fortalecimiento de las acciones comunes del Programa Presupuestal 0090: Logros de Aprendizaje de Estudiantes de la Educación Básica Regular, Programa Presupuestal 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la Educación Básica y Técnico Productiva, y Programa Presupuestal 0107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria.
g) Implementación de las Redes Educativas de Gestión Escolar.
h) La implementación de las evaluaciones o concursos previstos en la Ley 29944, Ley de Reforma Magisterial, así como el pago de viáticos, pasajes y movilidad para los integrantes y observadores externos de los Comités de Evaluación y la contratación de los servicios de docentes que formen parte de estos comités, que se constituyan en los gobiernos regionales.
i) Pago de propinas de los Promotores Educativos Comunitarios y el pago de pasajes, viáticos y/o movilidad local de profesores coordinadores en el marco de los programas no escolarizados de educación inicial de gestión directa del ciclo I y II.
j) Atención de las condiciones básicas de las instituciones educativas públicas.
k) Distribución y almacenamiento de los materiales y recursos educativos pedagógicos, así como la adquisición y distribución de material fungible a las instituciones educativas públicas a su cargo, a través de las direcciones y/o gerencias regionales de educación y las unidades de gestión educativa local y/o la que haga de sus veces.
l) Fortalecimiento de los servicios en los centros y programas de la modalidad Educación Básica Especial, en el marco del Programa Presupuestal 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva.
m) Fortalecimiento de las acciones de Programa Presupuestal 107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria, así como la Implementación del Plan de Mejoras para la Gestión Institucional e Infraestructura de las Instituciones de Educación Superior Pedagógica.
n) Cumplimiento de las condiciones básicas de calidad de los Institutos de Educación Superior Tecnológicos, en el marco del Programa Presupuestal 0147: Fortalecimiento de la Educación Superior Tecnológica.
ñ) El fortalecimiento de la gestión administrativa e institucional en las Unidades de Gestión Educativa Local.
o) Implementación del Servicio Educativo Hospitalario.
p) Fortalecimiento para la gestión de la convivencia escolar, la prevención y atención de la violencia en las Direcciones y/o Gerencias Regionales de Educación y Unidades de Gestión Educativa Local, así como en las instituciones educativas focalizadas.
q) Implementación de la Secundaria Tutorial.
r) Supervisión de la prestación del servicio de educación básica de gestión privada.
s) Equipo de protección personal e insumos necesarios para la reapertura de las instancias de gestión educativa descentralizada.
t) Fortalecimiento de las instituciones educativas focalizadas para la mejora de su gestión a través de la contratación de personal administrativo priorizado, en el marco del incremento de matrícula por atención de estudiantes de primer ingreso o que requieran trasladarse a una institución educativa pública.

41.2 El financiamiento al que se hace referencia en el numeral 41.1 se efectúa progresivamente y en etapas hasta el 20 de agosto de 2021. Cada transferencia se efectúa en base a los resultados de la ejecución de los recursos asignados en el presupuesto institucional de los gobiernos regionales y de la ejecución de la última transferencia efectuada para las mencionadas intervenciones, salvo la primera transferencia que se realiza sobre los recursos asignados en el presupuesto institucional de los gobiernos regionales y/o su ejecución, y conforme a las condiciones o disposiciones complementarias para la transferencia y ejecución de los recursos que apruebe el Ministerio de Educación, en el marco de la normatividad de la materia, en un plazo que no exceda de los setenta (70) días calendario contados a partir de la vigencia de la presente ley.
Los recursos que se transfieran en el marco del presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad.
41.3 Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos locales focalizados por el Ministerio de Educación, hasta por el monto de S/ 520 440,00 (QUINIENTOS VEINTE MIL CUATROCIENTOS CUARENTA Y 00/100 SOLES), para financiar la intervención relativa al traslado de los estudiantes y de las estudiantes a las instituciones educativas del nivel de educación secundaria en el ámbito rural de la jurisdicción de los gobiernos locales focalizados, en el marco de la iniciativa rutas fluviales.
Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente en el diario oficial El Peruano, hasta el 26 de febrero de 2021.
Las modificaciones presupuestarias a las que se refiere el presente numeral, se encuentran condicionadas a que los gobiernos locales focalizados soliciten y sustenten la transferencia de recursos respectiva ante el Ministerio de Educación.
41.4 El Ministerio de Educación aprueba, según corresponda, las disposiciones que resulten necesarias para la aplicación de las intervenciones y acciones pedagógicas a que se refiere el numeral 41.1, en un plazo que no exceda de los cuarenta (40) días calendario contados a partir de la vigencia de la presente ley.
41.5 El Ministerio de Educación puede realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales con cargo a los recursos señalados en el numeral 41.1 y lo dispuesto en el numeral 41.2, para la implementación de intervenciones y/o acciones pedagógicas vinculadas a la nivelación de aprendizajes, deserción escolar y servicio educativo no presencial o remoto.
41.6 El Ministerio de Educación debe poner a disposición del Ministerio de Economía y Finanzas, los padrones de las instituciones educativas y/o estudiantes beneficiarios de las intervenciones pedagógicas señaladas en el numeral 41.1, así como las bases de datos del Sistema Integrado de Gestión Administrativa (SIGA) y del Sistema de Información de Apoyo a la Gestión de la Institución Educativa (SIAGIE), para fines de seguimiento y evaluación de la calidad del gasto.
La Dirección General de Presupuesto Público establece la periodicidad así como los medios para la presentación de la información a que se refiere el párrafo precedente, cumpliendo con las disposiciones sobre transparencia y acceso a la información pública.
41.7 El Ministerio de Educación, en un plazo que no exceda el 29 de enero de 2021, mediante resolución del titular, aprueba la relación de materiales educativos para la Educación Básica correspondiente a las dotaciones 2022, 2023 y 2024. Dicha relación debe contener, como mínimo, las cantidades de cada material, así como sus pesos promedios respectivos, beneficiario atendido, nivel educativo y la modalidad de obtención del material; tomando en consideración las Asignaciones Presupuestarias Multianuales (APM) comunicada para los años correspondientes. Asimismo, el Ministerio de Educación, en un plazo no mayor al 1 de octubre del 2021, aprueba el cuadro de distribución

de materiales para el año escolar 2022, a nivel de institución educativa, y las demás disposiciones que fueran necesarias para su adecuada implementación. De ser necesario, la Dirección General de Abastecimiento puede emitir lineamientos para la aplicación de lo establecido en el presente numeral.

41.8   Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales focalizados por el Ministerio de Educación, hasta por el monto de S/ 955 584,00 (NOVECIENTOS CINCUENTA Y CINCO MIL QUINIENTOS OCHENTA Y CUATRO Y 00/100 SOLES), para financiar el alquiler de locales para el funcionamiento de los Colegios de Alto Rendimiento (COAR), en el marco del Modelo de servicio educativo para la atención de estudiantes con habilidades sobresalientes.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente en el diario oficial El Peruano, hasta el 24 de enero de 2021.

Artículo 42. Mantenimiento y acondicionamiento de locales educativos, adquisición de materiales pedagógicos y tecnológicos para la atención de estudiantes con necesidades educativas especiales y la adquisición de kits de higiene

42.1   Autorízase al Ministerio de Educación para financiar, durante el Año Fiscal 2021, con cargo a los recursos de su presupuesto institucional, bajo el mecanismo previsto en el numeral 42.2 del presente artículo, lo siguiente:

   a)   El Programa de Mantenimiento de los Locales Educativos 2021, que incluye el mantenimiento preventivo y/o correctivo de locales educativos públicos, el mejoramiento de los servicios de agua, saneamiento y electricidad, mantenimiento preventivo y/o correctivo de bicicletas en el marco de la iniciativa rutas solidarias, la adquisición, reparación, reposición y/o mantenimiento de mobiliario y equipamiento, la adquisición de útiles escolares y de escritorio, y la adquisición de kits de higiene para mantener condiciones adecuadas de salubridad en los locales educativos hasta por la suma de S/ 365 000 000,00 (TRESCIENTOS SESENTA Y CINCO MILLONES Y 00/100 SOLES), los que consideran hasta S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES) para el mantenimiento de bicicletas entregadas en el marco de la Iniciativa Rutas Solidarias.

   b)   El acondicionamiento de locales educativos para la mejora de condiciones de accesibilidad y adquisición de materiales para uso pedagógico y tecnológico para la atención de estudiantes con necesidades educativas especiales asociadas a discapacidad, hasta por la suma de S/ 5 605 000,00 (CINCO MILLONES SEISCIENTOS CINCO MIL Y 00/100 SOLES), los que consideran hasta S/ 605 000,00 (SEISCIENTOS CINCO MIL Y 00/100 SOLES) para la contratación de servicios de seguimiento, monitoreo, evaluación y asistencia técnica, conforme a la focalización que apruebe el Ministerio de Educación.

42.2   Los montos para los fines señalados en el numeral 42.1, son desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación a nombre del director de la institución educativa pública, titular o encargado, bajo la modalidad de subvenciones.

42.3   El Ministerio de Educación, mediante resolución del titular del pliego, en un plazo no mayor de veinticinco (25) días calendario contados a partir de la vigencia de la presente ley, aprueba las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo, las cuales incluyen los mecanismos para la apertura de cuentas y de devolución ante la no utilización de los recursos, así como el plazo hasta el cual se ejecuta lo dispuesto en los numerales 42.1 y 42.2 del presente artículo.

42.4   El Ministerio de Educación, dentro del primer trimestre del 2022, elabora un informe sobre los resultados de las acciones desarrolladas y el seguimiento de los gastos efectuados en el marco de lo establecido en el presente artículo. Dicho informe se debe publicar en el portal institucional del Ministerio de Educación.

Artículo 43. Autorización al Ministerio de Educación para financiar acciones de las universidades públicas

43.1   Autorízase al Ministerio de Educación, durante el Año Fiscal 2021, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los pliegos universidades públicas, hasta por el monto de S/ 144 176 130,00 (CIENTO CUARENTA Y CUATRO MILLONES CIENTO SETENTA Y SEIS MIL CIENTO TREINTA Y 00/100 SOLES), para las siguientes finalidades:

   a)   Cumplimiento de acciones asociadas a la mejora de calidad del servicio de educación superior universitaria en el marco de la Primera Disposición Complementaria Final de la Ley 30220, Ley Universitaria, de acuerdo a la herramienta de incentivos, sus lineamientos y condiciones que se apruebe mediante resolución del Ministerio de Educación, previa opinión favorable de la DGPP, para tal efecto, dentro de un plazo que no exceda de los sesenta (60) días calendario de la vigencia de la presente ley. Para tal fin, el Ministerio de Educación puede suscribir convenios con las universidades públicas seleccionadas.

   b)   La implementación progresiva de lo dispuesto en el artículo 86 de la Ley 30220, respecto de docentes ordinarios investigadores, de acuerdo a los montos, criterios y condiciones que se aprueben mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, la que se presenta a más tardar hasta el 12 de febrero de 2021, debiendo publicarse el decreto supremo hasta el 1 de marzo de 2021.

   c)   Financiar la sostenibilidad de las plazas de docentes ordinarios creadas en las universidades nacionales Diego Quispe Tito y Daniel Alomía Robles, así como la creación de nuevas plazas de docentes ordinarios en las Universidades Nacionales Amazónica de Madre de Dios, Micaela Bastidas de Apurímac, Toribio Rodríguez de Mendoza de Amazonas, Diego Quispe Tito, de Música y Daniel Alomía Robles.

43.2   Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último. Dicho decreto supremo se publica hasta el 30 de julio de 2021.

43.3   Los recursos a los que se refiere el presente artículo no debe destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

43.4   Para efecto de lo dispuesto en el literal b) del numeral 43.1 del presente artículo, exceptúase a las universidades públicas de lo dispuesto en el artículo 6 de la presente ley.

Artículo 44. Autorización para financiamiento de subvenciones para la implementación de propuestas de servicio educativo en el ámbito rural

Autorízase, excepcionalmente, al Ministerio de Educación con cargo a los recursos de su presupuesto institucional del Año Fiscal 2021, para otorgar subvenciones, hasta por el monto de S/ 8 577 260,00 (OCHO MILLONES QUINIENTOS SETENTA Y SIETE MIL DOSCIENTOS SESENTA Y 00/100 SOLES) a favor de entidades privadas sin fines de lucro e instituciones comprendidas en el Acuerdo Internacional aprobado por Decreto Ley 23211, en el marco de lo dispuesto en la Ley 28044, Ley General de Educación y su Reglamento, aprobado por Decreto Supremo 011-2012-ED, para la implementación de propuestas de servicio educativo en instituciones educativas públicas del nivel de educación primaria o secundaria, ubicadas en el ámbito rural y en instituciones educativas públicas que brindan servicio bajo el modelo de servicio educativo Secundaria con Residencia Estudiantil, Secundaria en Alternancia y Secundaria Tutorial, así como para la implementación de 139 propuestas, planes o modelos para la mejora y fortalecimiento de la gestión escolar en las instituciones educativas que se organizan en redes educativas.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio de Educación, previa suscripción de convenio o adenda al convenio vigente, para lo cual se requiere el informe favorable de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de Educación es responsable de evaluar la implementación de las propuestas de servicio educativo y las propuestas, planes o modelos de gestión escolar, así como de efectuar el monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos y asegurar la rendición de cuentas de los recursos financieros otorgados en la subvención.

El Ministerio de Educación, mediante resolución de su titular, establece los requisitos y disposiciones para el otorgamiento, ejecución y rendición de cuentas de los recursos financieros otorgados mediante subvenciones, la referida resolución debe emitirse en un plazo no mayor de sesenta (60) días calendarios desde la vigencia de la presente ley. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme al presente artículo.

La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público.

Artículo 45. Autorización para uso de canon, sobre canon, regalías mineras y FOCAM de universidades públicas

45.1 Autorízase a las universidades públicas adecuadas a la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria, excepcionalmente durante el Año Fiscal 2021, a destinar hasta el cincuenta por ciento (50%) de los recursos provenientes del canon, sobrecanon, regalías mineras y del Fondo de Desarrollo Socioeconómico de Camisea (FOCAM), así como de saldos de balance generados por dichos conceptos, para financiar las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.
    El saldo restante se ejecuta en el marco de lo establecido en la Ley 27506, Ley del Canon y sus modificatorias, y la Ley 28451, Ley del FOCAM y sus modificatorias.

45.2 Autorízase, durante el Año Fiscal 2021, a los pliegos gobiernos regionales a destinar hasta el sesenta por ciento (60%) de sus recursos provenientes del canon, sobrecanon, regalías mineras y del Fondo de Desarrollo Socioeconómico de Camisea (FOCAM), así como los saldos de balance generados por dichos conceptos, para financiar proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de proyectos que no se encuentran bajo el ámbito del mencionado Sistema Nacional, de instituciones de educación superior tecnológica pública; así como a destinar hasta el diez por ciento (10%) dichos conceptos en la elaboración de sus estudios de preinversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones.
    El saldo restante se ejecuta en el marco de lo establecido en la Ley 27506, Ley del Canon y sus modificatorias, y la Ley 28451, Ley del FOCAM y sus modificatorias.

45.3 Asimismo y solo para el Año Fiscal 2021, autorízase a las universidades públicas que se encuentren en proceso de constitución al que se refiere el artículo 29 de la Ley 30220, Ley Universitaria, que cuentan con recursos provenientes del canon, sobrecanon, regalías mineras y del Fondo de Desarrollo Socioeconómico de Camisea (FOCAM), así como de saldos de balance generados por dichos conceptos, para destinar hasta el sesenta por ciento (60%) de dichos recursos en proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones; así como, destinar hasta el diez por ciento (10%) en la elaboración de sus estudios de preinversión, bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Asimismo, destinar hasta el treinta por ciento (30%) para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.
    El saldo restante se ejecuta en el marco de lo establecido en la Ley 27506, Ley del Canon y sus modificatorias, y la Ley 28451, Ley del FOCAM y sus modificatorias.

45.4 Excepcionalmente, durante el año 2021, autorízase a los pliegos universidades públicas, que cuentan con saldos de balance provenientes de las transferencias de canon efectuadas por los gobiernos regionales que se incorporaron en la fuente de financiamiento Donaciones y Transferencias, para destinar hasta el cincuenta por ciento (50%) de dichos recursos al financiamiento de proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.
    El saldo restante se ejecuta en el marco de lo establecido en la Ley 27506, Ley del Canon y sus modificatorias, y la Ley 28451, Ley del FOCAM y sus modificatorias.

45.5 Asimismo, y solo para los fines del presente artículo, exceptúase a las universidades públicas de lo establecido en el numeral 13.3 del artículo 13 de la presente ley, y en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 46. Acuerdos entre el Ministerio de Educación y Organismos Internacionales

Autorízase al Ministerio de Educación, durante el Año Fiscal 2021, para aprobar transferencias financieras hasta por la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES), a favor de Organismos Internacionales y celebrar convenios de asistencia técnica y/o adendas para la formulación, ejecución, gestión, monitoreo y evaluación de programas de formación, mentoría, capacitación y evaluación docente y de directivos, de iniciativas orientadas a mejorar la calidad de la gestión escolar, así como análisis de experiencias nacionales e internacionales exitosas e investigación aplicada, para la mejora de los aprendizajes de niños y niñas, y la gestión de riesgos de desastres, lo que incluye las contrataciones necesarias a efecto de asegurar la operatividad y cumplimiento de las acciones antes mencionadas, que se desarrollen en el marco del Proyecto Educativo Nacional al 2036 y los planes estratégicos del sector.

Los acuerdos son suscritos por el titular de la entidad, y previo a su celebración se requiere contar con un informe técnico que demuestre las ventajas y beneficios del acuerdo, como mejor alternativa; un informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento; y un informe legal. El Ministerio de Educación, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitados por estos.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución de titular del pliego Ministerio de Educación, la misma que se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

La aplicación del presente artículo se financia con cargo al presupuesto del Ministerio de Educación sin demandar recursos adicionales al Tesoro Público.

Los saldos no utilizados de los recursos transferidos por el Ministerio de Educación, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de asistencia técnica y/o adendas, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Artículo 47. Subvenciones a Federaciones Deportivas

Autorízase, en el Año Fiscal 2021, al Instituto Peruano del Deporte (IPD), según los resultados alcanzados en la evaluación de los indicadores de desempeño establecidos en la normativa interna que regula el otorgamiento de subvenciones a favor de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú aprobada con opinión favorable del Ministerio de Educación, para modificar el Anexo A de la presente ley, en cuanto a las subvenciones otorgadas a favor de Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú señaladas en dicho Anexo, mediante decreto supremo refrendado por el Ministerio de Educación, el cual se publica en los portales electrónicos institucionales del IPD y del Ministerio de Educación, dentro de los tres (03) días hábiles contados a partir de la publicación del citado decreto supremo en el diario oficial El Peruano.

Para la aplicación de lo dispuesto en el párrafo precedente, las instituciones antes señaladas suscriben convenios con el IPD, según los criterios técnicos que este último establezca respecto del otorgamiento de las referidas subvenciones. Dichos convenios se publican en el portal institucional del IPD.

El IPD remite a la Dirección General de Presupuesto Público, en el mes de julio de 2021 y en el mes de enero de 2022, informes conteniendo la evaluación de los resultados alcanzados en los indicadores de desempeño establecidos en los Planes Anuales de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú, así como la evaluación del cumplimiento de lo establecido en los convenios a los que se refiere el párrafo precedente.

Artículo 48. Autorización al Ministerio de Educación a realizar modificaciones presupuestarias a nivel institucional

Autorízase, durante el Año Fiscal 2021, al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 25 900 000,00 (VEINTICINCO MILLONES NOVECIENTOS MIL Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor del Instituto Peruano del Deporte, para financiar la participación de deportistas de alta competencia en los Juegos Olímpicos y Paraolímpicos de Tokio, los Juegos Sudamericanos Escolares y los Juegos Nacionales Absolutos, así como para un programa informático de gestión de la información del Instituto Peruano del Deporte.

Las modificaciones presupuestarias autorizadas en el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, exceptuándose al Ministerio de Educación de lo establecido en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Para la aprobación de las modificaciones presupuestarias autorizadas en el presente artículo, el Ministerio de Educación aprueba las disposiciones necesarias para su implementación.

Artículo 49. Subvenciones económicas a favor de graduados y estudiantes de pregrado para el desarrollo de actividades académicas y de investigación

49.1   Autorízase, excepcionalmente, durante el Año Fiscal 2021, a las universidades públicas, con cargo a los recursos de su presupuesto institucional por toda fuente de financiamiento, para otorgar subvenciones económicas a favor de graduados y estudiantes de pregrado para el desarrollo de actividades académicas y de investigación, a través de pasantías, participación en congresos, concursos de investigación e innovación, intercambios estudiantiles nacionales e internacionales, entre otros fines, vinculados a lo señalado en el artículo 48 de la Ley 30220, Ley Universitaria, así como para financiamiento del desarrollo de tesis de investigación para la obtención del grado de Bachiller y/o título profesional. Dichas actividades serán enmarcadas de acuerdo a los lineamientos que apruebe el Ministerio de Educación en el caso de actividades académicas en un plazo máximo de sesenta (60) días calendario de la entrada en vigencia de la presente ley y en el caso de actividades de investigación estas deben estar en concordancia con las líneas de investigación de las universidades, bajo criterios y estándares de calidad establecidos por el Consejo Nacional de Ciencia y Tecnología - CONCYTEC.

       Dichas subvenciones se aprueban mediante resolución del titular del pliego, o a quien éste delegue, requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces.

49.2   Cada universidad pública es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme al presente artículo.



49.3 Mediante resolución del titular, cada universidad pública debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones en el marco del presente artículo.

Artículo 50. Modificaciones presupuestarias en universidades públicas con licencia institucional denegada

50.1 Autorízase a las universidades públicas con licencia institucional denegada, con cargo a su presupuesto institucional del Año Fiscal 2021, a financiar las remuneraciones de los miembros de la comisión reorganizadora designada por el Ministerio de Educación, conforme a los dispuesto en el artículo 2 del Decreto de Urgencia 034-2019, Decreto de Urgencia que modifica la Ley 30220, Ley Universitaria, para el fortalecimiento de la rectoría del Ministerio de Educación.

50.2 Para la aplicación de lo señalado en el numeral precedente, autorízase a las universidades públicas con licencia institucional denegada, para realizar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional del Año Fiscal 2021, en la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" a fin de habilitar las Específicas del Gasto 2.3.2.8.11 "Contrato Administrativo de Servicios", 2.3.2.8.12 "Contribuciones a EsSalud de C.A.S.", 2.3.2.8.14 "Aguinaldos C.A.S".

50.3 Para la implementación de lo establecido en el numeral 50.1, las universidades públicas con licencia institucional denegada quedan exceptuadas de lo establecido en los numeral 9.1 y 9.4 del artículo 9 de la presente ley, y en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 51. Medidas en materia de becas y créditos educativos

Con el propósito de asegurar la sostenibilidad de la ejecución de gasto, es requisito que la creación y/o la ampliación de la meta física de becas y/o créditos, a solicitud del pliego Ministerio de Educación, cuente con previo informe favorable de la Dirección General de Presupuesto Público, salvo en los casos que la ampliación de la meta física sea consecuencia del empate técnico en los resultados de la convocatoria de becas y/o créditos.

Las solicitudes de informe favorable, en atención a lo regulado en el presente artículo, solo pueden ser presentadas a la Dirección General de Presupuesto Público hasta el 31 de mayo de 2021.

Artículo 52. Autorización para modificaciones presupuestarias en el nivel funcional programático

Autorízase, excepcionalmente, durante el Año Fiscal 2021, al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional, hasta por el monto de S/ 750 000 000,00 (SETECIENTOS CINCUENTA MILLONES Y 00/100 SOLES) a fin de financiar, en los casos que fuera necesario, la aplicación de las acciones establecidas en el presente capítulo, así como de acciones vinculadas a la nivelación de aprendizajes, deserción del sistema educativo, servicio educativo no presencial o remoto y reapertura de escuelas, quedando, solo para este fin, exonerado de lo dispuesto por los numerales 9.1 y 9.4 del artículo 9 de la presente ley, así como de lo establecido en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 53. Oferta académica de pregrado en universidades públicas

53.1 Autorízase al Ministerio de Educación, durante el Año Fiscal 2021, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de diversas universidades públicas que cuenten con licencia institucional, hasta por el monto de S/ 88 065 000,00 (OCHENTA Y OCHO MILLONES SESENTA Y CINCO MIL Y 00/100 SOLES), para financiar productos e inversiones vinculados al Programa Presupuestal 0066 "Formación Universitaria de Pregrado" con la finalidad de incrementar la oferta en el nivel académico de pregrado; de acuerdo a las disposiciones que para tal efecto apruebe el Ministerio de Educación mediante resolución del Viceministerio de Gestión Pedagógica, dentro de un plazo que no exceda de los sesenta (60) días calendario contados a partir de la vigencia de la presente ley.

53.2 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, las mismas que se aprueban hasta el 30 de abril de 2021.

53.3 Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

CAPÍTULO VII

DISPOSICIONES ESPECIALES EN MATERIA DE ATENCIÓN DE DESASTRES Y RECONSTRUCCIÓN

Artículo 54. Autorización para efectuar modificaciones presupuestarias para la preparación ante el peligro inminente y la atención de desastres e información sobre bienes de ayuda humanitaria

54.1 Autorízase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional por las fuentes de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, a fin de financiar intervenciones ante el peligro inminente o la atención oportuna e inmediata y/o la rehabilitación en las zonas en desastre producto del impacto de peligros generados por fenómenos de origen natural o inducidos por acción humana, de los niveles 4 y 5 a los que se refiere el artículo 43 del Reglamento de la Ley 29664, Ley que crea el Sistema Nacional de Gestión del Riesgo de Desastres (SINAGERD), aprobado por Decreto Supremo 048-2011-PCM, y que cuenten con declaratoria de estado de emergencia por desastre o peligro inminente por la autoridad competente.

Dichas modificaciones presupuestarias financian intervenciones de la tipología A.3 Tipología de Actividades de Emergencia aprobada en el Decreto Supremo 132-2017-EF y modificatorias, y se ejecutan en el Programa Presupuestal 068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

54.2 Para los fines señalados en el numeral precedente, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales quedan exonerados de lo establecido en el artículo 13 de la presente ley, y en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de las entidades del Gobierno Nacional y

los gobiernos regionales, el uso de los recursos de los programas presupuestales en el marco de la excepción al inciso 4 del numeral 48.1 del artículo 48 antes mencionado, se efectúa hasta el diez por ciento (10%) del Presupuesto Institucional de Apertura (PIA) correspondiente a los programas presupuestales del pliego respectivo, sin perjuicio del cumplimiento de las metas físicas de las actividades de prevención programadas ante la ocurrencia de desastres, siempre y cuando la zona afectada se encuentre declarada en estado de emergencia por desastre o peligro inminente por la autoridad competente.

54.3 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2021, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales deben remitir al Instituto Nacional de Defensa Civil (INDECI) un informe sobre las acciones realizadas y resultados obtenidos en el marco de lo establecido en el numeral 54.1. Teniendo en cuenta estos informes, el INDECI elabora un informe consolidado que contenga los resultados obtenidos por la aplicación de esta disposición, el mismo que debe publicar en su portal institucional.

54.4 Los gobiernos regionales deben informar al INDECI sobre el uso del presupuesto asignado para la adquisición de bienes de ayuda humanitaria, en la Genérica de Gastos 2.2 "Pensiones y otras prestaciones sociales", en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres, de acuerdo con los lineamientos que para tal efecto emita el INDECI.

54.5 Las acciones que se ejecutan con cargo a los recursos autorizados en el presente artículo se sujetan al Sistema Nacional de Control.

Artículo 55. Recursos para contribuir a la reducción del riesgo de desastres

55.1 Autorízase, en forma excepcional, en el Año Fiscal 2021, a los gobiernos regionales y a los gobiernos locales, para utilizar hasta el veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, para ser destinado al financiamiento de actividades destinadas a: i) la limpieza y/o descolmatación del cauce de ríos y quebradas; ii) la protección de márgenes de ríos y quebradas con rocas al volteo; y iii) la monumentación y control de la faja marginal en puntos críticos, dichas actividades se ejecutan en zonas altamente expuestas a inundaciones, deslizamientos de tierras y flujo de detritos (huaycos) identificadas por la Autoridad Nacional del Agua (ANA), el Instituto Geológico, Minero y Metalúrgico (INGEMMET), el Instituto Geofísico del Perú (IGP), el Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), Comisión Nacional de Investigación y Desarrollo Aeroespacial (CONIDA) del pliego Ministerio de Defensa y al Instituto Geográfico Nacional, según corresponda. Esta autorización no alcanza a los gobiernos regionales y a los gobiernos locales si las actividades a las que se refiere el presente artículo se encuentran consideradas en el Plan Integral para la Reconstrucción con Cambios y/o hayan recibido financiamiento con cargo a los recursos del Fondo para intervenciones ante la Ocurrencia de Desastres Naturales (FONDES) para las mismas actividades. Los recursos autorizados por el presente artículo se ejecutan en el Programa Presupuestal 068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.
Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el artículo 13 de la presente ley y en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

55.2 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2021, los gobiernos regionales y los gobiernos locales deben remitir a la Autoridad Nacional del Agua (ANA) un informe sobre las acciones realizadas y resultados obtenidos en el marco de la presente disposición para su consolidación respectiva y posterior publicación en su portal institucional.

Artículo 56. Recursos para financiar estudios e investigaciones para la prevención del riesgo de desastres

56.1 Autorízase, durante el Año Fiscal 2021, a los gobiernos regionales, gobiernos locales y universidades públicas, para realizar transferencias financieras a favor del Instituto Geofísico del Perú (IGP), del Servicio Nacional de Meteorología e Hidrología (SENAMHI), del Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (INAIGEM), del Instituto Geológico, Minero y Metalúrgico (INGEMMET), Centro Nacional de Estimación, Prevención y Reducción del Riesgo de Desastres (CENEPRED), de la Comisión Nacional de Investigación y Desarrollo Aeroespacial (CONIDA) del pliego Ministerio de Defensa y del Instituto Geográfico Nacional (IGN), con cargo a los recursos de su presupuesto institucional por las fuentes de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro Canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, para financiar la elaboración de estudios y proyectos de investigación en campos relacionados a peligros generados por fenómenos de origen natural, comportamiento de los glaciares y ecosistemas de montaña, así como para la implementación de sistemas de observación y alerta temprana; en relación con sus circunscripciones territoriales.
Los recursos autorizados por el presente artículo se ejecutan en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

56.2 Las referidas transferencias financieras se aprueban, en el caso de las universidades públicas, mediante resolución del titular y, para el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente. La resolución del titular y el acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

56.3 Las transferencias financieras autorizadas por el presente artículo se aprueban previa suscripción de convenio, requiriéndose el informe favorable previo de la oficina de presupuesto, o la que haga sus veces, del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa las transferencias financieras es responsable de la verificación, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos, y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

56.4 La autorización otorgada en el presente artículo se financia con cargo al presupuesto institucional de las universidades públicas, gobiernos regionales y gobiernos locales, según corresponda, sin demandar recursos adicionales al Tesoro Público.

56.5 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2021, el IGP, el SENAMHI, el INAIGEM, el INGEMMET, el CENEPRED, la CONIDA y el IGN elaboran un informe sobre las acciones realizadas y los resultados obtenidos por la aplicación del presente artículo, el mismo que deben publicar en su portal institucional.

Artículo 57. Recursos para los fines del FONDES

57.1 Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado hasta por la suma de S/ 8 450 489 581,00 (OCHO MIL CUATROCIENTOS CINCUENTA MILLONES CUATROCIENTOS OCHENTA Y NUEVE MIL QUINIENTOS OCHENTA Y UNO Y 00/100 SOLES), exclusivamente, para el financiamiento de los fines del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), creado por el artículo 4 de la Ley 30458, según el siguiente detalle:

a) Hasta por la suma de S/ 264 000 000,00 (DOSCIENTOS SESENTA Y CUATRO MILLONES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 164 000 000,00 (CIENTO SESENTA Y CUATRO MILLONES Y 00/100 SOLES) por la fuente de financiamiento

Recursos Ordinarios, y hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Instituto Nacional de Defensa Civil (INDECI), para el financiamiento de actividades e inversiones para la mitigación, capacidad de respuesta, rehabilitación, y reconstrucción ante la ocurrencia de fenómenos naturales y antrópicos, priorizados por la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales", y que se ejecutan en el Año Fiscal 2021, conforme a lo establecido en el numeral 4.5 del artículo 4 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de gobiernos regionales y locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales; el numeral 13.4 del artículo 13 de la Ley 30624, Ley que dispone medidas presupuestarias para el impulso del gasto en el Año Fiscal 2017, y el Decreto Supremo 132-2017-EF y modificatorias.

De los recursos antes señalados, hasta por la suma de S/ 69 000 000,00 (SESENTA Y NUEVE MILLONES Y 00/100 SOLES) pueden ser destinados al financiamiento de la ejecución de las inversiones para la vigilancia de peligros generados por fenómenos de origen natural con fines de alerta temprana en ámbitos priorizados por la Red Nacional de Alerta Temprana y el control de inundaciones en cuencas hidrográficas priorizadas, conforme a los estudios elaborados en el marco del artículo 53 de la presente ley y en el marco del artículo 53 del Decreto de Urgencia 014-2019. Para tal fin, los pliegos que constituyen entidades técnico científicas y los gobiernos regionales remiten sus solicitudes de financiamiento a la Secretaría Técnica de la Comisión Multisectorial del FONDES, conforme al procedimiento establecido en las disposiciones reglamentarias aprobadas en el Decreto Supremo 132-2017-EF y modificatorias.

b) Hasta por la suma de S/ 1 003 911 798,00 (MIL TRES MILLONES NOVECIENTOS ONCE MIL SETECIENTOS NOVENTA Y OCHO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, para la sostenibilidad y continuidad de la ejecución de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios y que se encuentran a cargo de dichos pliegos, de acuerdo con el Anexo III de la presente ley.

c) Hasta por la suma de S/ 6 055 675 735,00 (SEIS MIL CINCUENTA Y CINCO MILLONES SEISCIENTOS SETENTA Y CINCO MIL SETECIENTOS TREINTA Y CINCO Y 00/100 SOLES), de los cuales hasta por la suma de S/ 395 956 861,00 (TRESCIENTOS NOVENTA Y CINCO MILLONES NOVECIENTOS CINCUENTA Y SEIS MIL OCHOCIENTOS SESENTA Y UNO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, y hasta por la suma de S/ 5 659 718 874,00 (CINCO MIL SEISCIENTOS CINCUENTA NUEVE MILLONES SETECIENTOS DIECIOCHO MIL OCHOCIENTOS SETENTA Y CUATRO Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios, para el financiamiento de la ejecución de las intervenciones comprendidas en el Plan Integral de la Reconstrucción con Cambios a cargo de la ARCC, y para los gastos correspondientes al cumplimiento de las funciones de la ARCC que incluye el financiamiento de los gastos para el funcionamiento de dicha unidad ejecutora, de acuerdo a lo siguiente:

i. Hasta por la suma de S/ 92 840 133,00 (NOVENTA Y DOS MILLONES OCHOCIENTOS CUARENTA MIL CIENTO TREINTA Y TRES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el funcionamiento de la Unidad Ejecutora Autoridad para la Reconstrucción con Cambios.

ii. Hasta por la suma de S/ 303 116 728,00 (TRESCIENTOS TRES MILLONES CIENTO DIECISEIS MIL SETECIENTOS VEINTIOCHO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para la Asesoría y Asistencia especializada en la Gestión de la Implementación del Plan Integral de la Reconstrucción con Cambios en el marco del acuerdo Gobierno a Gobierno para el Programa de la Reconstrucción celebrado entre el Departamento de Comercio Internacional del Gobierno del Reino Unido de Gran Bretaña e Irlanda del Norte y la Autoridad para la Reconstrucción con Cambios del Gobierno del Perú. De los recursos antes señalados, hasta por la suma de S/ 44 000 000, 00 (CUARENTA Y CUATRO MILLONES Y 00/100 SOLES) pueden ser destinados para la elaboración de planes y estudios de tratamiento de ríos y quebradas, y de drenajes pluviales, comprendidos en el mencionado Acuerdo Gobierno a Gobierno.

iii. Hasta por la suma de S/ 5 659 718 874,00 (CINCO MIL SEISCIENTOS CINCUENTA NUEVE MILLONES SETECIENTOS DIECIOCHO MIL OCHOCIENTOS SETENTA Y CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para la ejecución de intervenciones a ser ejecutadas por la ARCC en el marco del acuerdo Gobierno a Gobierno para el Programa de la Reconstrucción celebrado entre el Departamento de Comercio Internacional del Gobierno del Reino Unido de Gran Bretaña e Irlanda del Norte y la Autoridad para la Reconstrucción con Cambios del Gobierno del Perú.

Autorízase a la Autoridad para la Reconstrucción con Cambios (ARCC) a realizar modificaciones en el nivel funcional programático a favor y entre las inversiones señaladas en el acápite iii del literal c) del presente artículo. Para efecto de las referidas modificaciones presupuestarias, la ARCC queda exceptuada de lo establecido en el artículo 13 de la presente ley.

d) Hasta por la suma de S/ 1 126 902 048,00 (MIL CIENTO VEINTISÉIS MILLONES NOVECIENTOS DOS MIL CUARENTA Y OCHO Y 00/100 SOLES), de los cuales hasta por la suma de S/ 27 700 000,00 (VEINTISIETE MILLONES SETECIENTOS MIL Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, y hasta por la suma de S/ 1 099 202 048,00 (MIL NOVENTA Y NUEVE MILLONES DOSCIENTOS DOS MIL CUARENTA Y OCHO Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios, para el financiamiento de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios.

Autorícese, excepcionalmente, a la Autoridad para la Reconstrucción con Cambios, previa opinión de la Oficina de Presupuesto o la que haga sus veces en la referida Autoridad, y siempre que se asegure el financiamiento de las intervenciones a ser ejecutadas en el marco del Acuerdo Gobierno a Gobierno para el Programa de la Reconstrucción celebrado entre el Departamento de Comercio Internacional del Gobierno del Reino Unido de Gran Bretaña e Irlanda del Norte y la Autoridad para la Reconstrucción con Cambios del Gobierno del Perú, de acuerdo con la programación que establezca dicha Autoridad, a destinar recursos a que se refiere el acápite iii) del literal c) del numeral 57.1 a los fines a que se refiere el presente literal, priorizándose las intervenciones en ejecución a cargo de los gobiernos regionales y gobiernos locales.

57.2 Los recursos a los que se refiere el literal a) del numeral 57.1 y los recursos que fueran habilitados al INDECI para los fines de la Comisión antes mencionada, se transfieren a través de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Defensa, a solicitud del INDECI.

Los recursos a los que se refiere el literal d) del numeral 57.1, incluyendo aquellos recursos del acápite iii del literal c) del numeral 57.1 destinado a los fines del literal d) del numeral 57.1, así como los que fueran habilitados a favor del pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios, se transfieren a través de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas, a solicitud de la Autoridad para la Reconstrucción con Cambios (ARCC).

57.3 En el caso de modificación y/o actualización del Plan Integral de la Reconstrucción con Cambios, y/o actualización en el Banco de Inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones y/o de existir saldos de libre disponibilidad según proyección al cierre del Año Fiscal 2021 de las intervenciones consignadas en el referido Plan, autorízase a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, para realizar modificaciones presupuestarias en el nivel institucional a favor del pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios, de conformidad con las disposiciones que para el efecto imparta esta última. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas, a solicitud de la ARCC. Dichas modificaciones presupuestarias comprenden los recursos a los que se refieren los literales b) y d) del numeral 57.1, los cuales se destinan a financiar los fines establecidos en los acápites ii y iii del literal c) y el literal d) del numeral 57.1.

Los montos de las Asignaciones Financieras que se deriven de las citadas modificaciones presupuestarias, son extornados, de corresponder, por la Dirección General del Tesoro Público a favor del FONDES, a solicitud de la ARCC.

57.4 Los recursos a los que se refieren los literales a), b), c) y d) del numeral 57.1, así como los recursos que fueran habilitados durante el Año Fiscal 2021 a favor de los pliegos Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios e Instituto Nacional de Defensa Civil (INDECI), para los fines del FONDES, según corresponda, se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para las intervenciones mencionadas en los referidos literales, en lo que les fuera aplicable.

57.5 Suspéndase para el Año Fiscal 2021 lo establecido en el artículo 42 de la Ley 30680, Ley que aprueba medidas para dinamizar la ejecución del gasto público y establece otras disposiciones.

57.6 Los recursos a los que se refiere el numeral 57.1 no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

57.7 Autorízase, durante el Año Fiscal 2021, al Ministerio de Vivienda, Construcción y Saneamiento a financiar y/o cofinanciar el componente de fortalecimiento de capacidades en el marco del Plan Integral para la Reconstrucción con Cambios, con cargo a los recursos de su presupuesto institucional distintos a los recursos que se le hubieran asignado a dicho pliego correspondientes al Fondo para intervenciones ante la ocurrencia de desastres naturales (FONDES). Para efecto de lo autorizado en el presente numeral, el Ministerio de Vivienda, Construcción y Saneamiento queda exceptuado únicamente de lo establecido en el numeral 5.1 del artículo 5 de la Ley 30556, Ley que aprueba disposiciones de carácter extraordinario para las intervenciones del Gobierno Nacional frente a desastres y que dispone la creación de la Autoridad para la Reconstrucción con Cambios, debiendo cumplir las demás disposiciones establecidas en la citada ley y sus normas reglamentarias.

Artículo 58. Recursos para la implementación y puesta en marcha del Sistema de Alerta Temprana de Sismos del Perú

58.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en los pliegos del Instituto Nacional de Defensa Civil (INDECI) y del Instituto Geofísico del Perú (IGP), hasta por la suma de S/ 28 191 569,00 (VEINTIOCHO MILLONES CIENTO NOVENTA Y UN MIL QUINIENTOS SESENTA Y NUEVE Y 00/100 SOLES), para financiar las inversiones para la implementación y puesta en marcha del Sistema de Alerta Temprana de Sismos del Perú, con Código Único de Inversiones 2454990, en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, conforme a lo siguiente:

a) El IGP ejecuta los componentes vinculados a la investigación, equipamiento, vigilancia y monitoreo del peligro sísmico, hasta por un monto de S/ 3 184 594,00 (TRES MILLONES CIENTO OCHENTA Y CUATRO MIL QUINIENTOS NOVENTA Y CUATRO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, y hasta por el monto de S/ 6 225 960,00 (SEIS MILLONES DOSCIENTOS VEINTICINCO MIL NOVECIENTOS SESENTA Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito.

b) El INDECI ejecuta los componentes vinculados al equipamiento correspondiente para la difusión y comunicación de alertas, así como para fortalecer las capacidades de respuesta de la población, hasta por un monto de S/ 18 781 015,00 (DIECIOCHO MILLONES SETECIENTOS OCHENTA Y UN MIL QUINCE Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito.

58.2 Dentro de los quince (15) días calendarios siguientes de terminado cada semestre del 2021, el IGP y el INDECI deben elaborar y publicar un informe en su portal institucional sobre las acciones realizadas en el marco de la presente disposición, así como remitir dicho informe a la Presidencia del Consejo de Ministros (PCM) en su calidad de ente rector del Sistema Nacional de Gestión del Riesgo de Desastres (SINAGERD).

58.3 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

Artículo 59. Recursos para impulsar la prevención y reducción del riesgo de inundaciones en cuencas hidrográficas priorizadas

59.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Autoridad Nacional del Agua (ANA), hasta por la suma de S/ 13 782 037,00 (TRECE MILLONES SETECIENTOS OCHENTA Y DOS MIL TREINTA Y SIETE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados a financiar la elaboración de estudios de pre inversión a nivel de perfil y expedientes técnicos para el control de inundaciones en las cuencas de los ríos Quilca- Vitor-Chili, Urubamba-Vilcanota, Huallaga, Mantaro, Coata y una Intercuenca del Bajo Apurímac, priorizadas por la Autoridad Nacional del Agua; como una medida que impulse a ejecución de los procesos de prevención y reducción del riesgo de inundaciones, en beneficio y protección de la población, la infraestructura pública y privada así como las áreas de cultivo expuestas; en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

59.2 Dentro de los quince (15) días calendario siguientes de terminado cada semestre del 2021, la ANA debe elaborar y publicar un informe en su portal institucional sobre las acciones realizadas en el marco de la presente disposición, así como remitir dicho informe a la Presidencia



del Consejo de Ministros en su calidad de ente rector del Sistema Nacional de Gestión del Riesgo de Desastres.

59.3   Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

CAPÍTULO VIII

DISPOSICIONES PARA COADYUVAR A LA REACTIVACIÓN ECONÓMICA Y A LA PREVENCIÓN Y CONTENCIÓN DEL COVID-19

Artículo 60. Financiamiento de la sostenibilidad de acciones para la reactivación económica en el Año Fiscal 2021

60.1   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 1 339 810 373,00 (MIL TRESCIENTOS TREINTA Y NUEVE MILLONES OCHOCIENTOS DIEZ MIL TRESCIENTOS SETENTA Y TRES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 193 942 203,00 (CIENTO NOVENTA Y TRES MILLONES NOVECIENTOS CUARENTA Y DOS MIL DOSCIENTOS TRES Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y hasta por la suma de S/ 1 145 868 170,00 (MIL CIENTO CUARENTA Y CINCO MILLONES OCHOCIENTOS SESENTA Y OCHO MIL CIENTO SETENTA Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la sostenibilidad de inversiones y actividades para la reactivación económica ante la Emergencia Sanitaria producida por el COVID-19 e implementadas en el Año Fiscal 2020, en el marco del Decreto de Urgencia 070-2020, Decreto de Urgencia para la reactivación económica y atención de la población a través de la inversión pública y gasto corriente ante la emergencia sanitaria producida por el COVID-19, según el siguiente detalle:

a)   A favor del Ministerio de Educación, hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de la ejecución de las demoliciones de infraestructura educativa en riesgo y del acondicionamiento de la infraestructura educativa en el marco del numeral 2.1 del artículo 2 del mencionado Decreto de Urgencia; y hasta la suma de S/ 365 583,00 (TRESCIENTOS SESENTA Y CINCO MIL QUINIENTOS OCHENTA Y TRES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de la ejecución de inversiones en el marco del numeral 2.8 del artículo 2 del mencionado Decreto de Urgencia.

b)   A favor del Ministerio de Transportes y Comunicaciones, hasta por la suma de S/ 250 682 920,00 (DOSCIENTOS CINCUENTA MILLONES SEISCIENTOS OCHENTA Y DOS MIL NOVECIENTOS VEINTE Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de los servicios de mantenimiento de la Red Vial Nacional que fueron financiados en el marco del artículo 21 del mencionado Decreto de Urgencia; y hasta la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la contratación de servicios técnicos y administrativos a los que se refiere el numeral 19.1 del artículo 19 del mencionado Decreto de Urgencia.

c)   A favor de los gobiernos regionales, hasta por la suma de S/ 34 284 186,00 (TREINTA Y CUATRO MILLONES DOSCIENTOS OCHENTA Y CUATRO MIL CIENTO OCHENTA Y SEIS Y 00/100 SOLES), de los cuales hasta por la suma de S/ 34 154 379,00 (TREINTA Y CUATRO MILLONES CIENTO CINCUENTA Y CUATRO MIL TRESCIENTOS SETENTA Y NUEVE Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y hasta por la suma de S/ 129 807,00 (CIENTO VEINTINUEVE MIL OCHOCIENTOS SIETE Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de la ejecución de las inversiones que hubieran sido financiadas en el marco del mencionado decreto de urgencia, de acuerdo con el Anexo IV "Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, que recibieron recursos en el marco del Decreto de Urgencia N° 070-2020" de la presente ley.

d)   A favor de los gobiernos locales, hasta por la suma de S/ 168 921 930,00 (CIENTO SESENTA Y OCHO MILLONES NOVECIENTOS VEINTIÚN MIL NOVECIENTOS TREINTA Y 00/100 SOLES), de los cuales hasta por la suma de S/ 159 787 824,00 (CIENTO CINCUENTA Y NUEVE MILLONES SETECIENTOS OCHENTA Y SIETE MIL OCHOCIENTOS VEINTICUATRO Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y hasta por la suma de S/ 9 134 106,00 (NUEVE MILLONES CIENTO TREINTA Y CUATRO MIL CIENTO SEIS Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de la ejecución de las inversiones que hubieran sido financiadas en el marco de las medidas del mencionado Decreto de Urgencia, de acuerdo con el Anexo IV "Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, que recibieron recursos en el marco del Decreto de Urgencia 070-2020" de la presente ley; hasta por la suma de S/ 668 871 911,00 (SEISCIENTOS SESENTA Y OCHO MILLONES OCHOCIENTOS SETENTA Y UN MIL NOVECIENTOS ONCE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de la contratación de los servicios técnicos y administrativos y de los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco de los artículos 21 y 22 del mencionado Decreto de Urgencia, de acuerdo con el Anexo V "Continuidad de la contratación de los servicios técnicos y administrativos y de los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco del Decreto de Urgencia N° 070-2020" de la presente ley; y hasta por la suma de S/ 136 683 843,00 (CIENTO TREINTA Y SEIS MILLONES SEISCIENTOS OCHENTA Y TRES MIL OCHOCIENTOS CUARENTA Y TRES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de los servicios de inspectores necesarios para la ejecución de los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco del mencionado Decreto de Urgencia, de acuerdo con el Anexo VI "Continuidad de los servicios de inspectores necesarios para los servicios de mantenimiento en la Red Vial Vecinal que fueron financiados en el marco del Decreto de Urgencia N° 070-2020" de la presente ley.

60.2   Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 1 353 155 234,00 (MIL TRESCIENTOS CINCUENTA Y TRES MILLONES CIENTO CINCUENTA Y CINCO MIL DOSCIENTOS TREINTA Y CUATRO Y 00/100 SOLES), de los cuales hasta por la suma de S/ 778 147 243,00 (SETECIENTOS SETENTA Y OCHO MILLONES CIENTO CUARENTA Y SIETE MIL DOSCIENTOS CUARENTA Y TRES Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y hasta por la suma de S/ 575 007 991,00 (QUINIENTOS SETENTA Y CINCO MILLONES SIETE MIL NOVECIENTOS NOVENTA Y UNO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar la sostenibilidad de inversiones y actividades para la reactivación económica ante la Emergencia Sanitaria producida por el COVID-19 implementadas en el Año Fiscal 2020, adicionales a las medidas para la reactivación económica establecidas en el Decreto de Urgencia N° 070-2020, Decreto de Urgencia para la reactivación económica y atención de la población a través de la inversión pública y gasto corriente ante la emergencia sanitaria producida por el COVID-19, según el siguiente detalle:

a) A favor de los gobiernos locales, hasta por la suma de S/ 778 147 243,00 (SETECIENTOS SETENTA Y OCHO MILLONES CIENTO CUARENTA Y SIETE MIL DOSCIENTOS CUARENTA Y TRES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, y S/ 367 105 603,00 (TRESCIENTOS SESENTA Y SIETE MILLONES CIENTO CINCO MIL SEISCIENTOS TRES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la sostenibilidad de las inversiones en materia de saneamiento urbano y rural y vías urbanas en el marco de las medidas de reactivación económica a las que hace referencia el presente numeral, de acuerdo con el Anexo VII "Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, adicionales a las medidas establecidas en el Decreto de Urgencia N° 070-2020" de la presente ley.

b) A favor de los gobiernos regionales, hasta por la suma de S/ 38 975 312,00 (TREINTA Y OCHO MILLONES NOVECIENTOS SETENTA Y CINCO MIL TRESCIENTOS DOCE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la sostenibilidad de las inversiones en materia de saneamiento urbano y rural en el marco de las medidas de reactivación económica a las que hace referencia el presente numeral, de acuerdo con el Anexo VII "Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, adicionales a las medidas establecidas en el Decreto de Urgencia N° 070-2020" de la presente ley.

c) A favor de los gobiernos locales, hasta por la suma de S/ 168 927 076,00 (CIENTO SESENTA Y OCHO MILLONES NOVECIENTOS VEINTISIETE MIL SETENTA Y SEIS Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar la continuidad de otros servicios de mantenimiento e inspección en la Red Vial Vecinal que hubieran sido financiadas en el marco de las medidas de reactivación económica a las que hace referencia el presente numeral, de acuerdo con el Anexo VIII "Continuidad de servicios de mantenimiento e inspección en la Red Vial Vecinal de medidas adicionales de reactivación en el 2020" de la presente ley.

60.3 Para efecto de lo establecido en literal b) del numeral 60.2, autorízase, durante el Año Fiscal 2021, al Ministerio de Transportes y Comunicaciones a realizar modificaciones presupuestarias en el nivel institucional a favor de los pliegos de los gobiernos regionales y gobiernos locales, para financiar la ejecución de mantenimiento vial periódico y rutinario. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último. La solicitud se presenta al Ministerio de Economía y Finanzas hasta el 31 de enero de 2021. El decreto supremo se publica hasta el 15 de febrero de 2021. Para efecto de las modificaciones presupuestarias autorizadas en el presente numeral, exceptúese al Ministerio de Transportes y Comunicaciones, de lo establecido en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

60.4 Para efecto de lo establecido en los numerales precedentes, los sectores del Gobierno Nacional a que se hace referencia en el presente artículo son responsables de la verificación y seguimiento de la ejecución de los recursos asignados a los gobiernos regionales y gobiernos locales en el Año Fiscal 2021 para los fines correspondientes. Para tal fin, los gobiernos regionales y los gobiernos locales deben informar trimestralmente a la entidad del Gobierno Nacional correspondiente de los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución.

60.5 Los gobiernos regionales y gobiernos locales, así como Provías Nacional, publican en su portal electrónico, informes trimestrales sobre el avance de la ejecución física y financiera del mantenimiento vial; asimismo, publican en sus portales institucionales en un plazo de hasta cuarenta y cinco (45) días calendario posteriores a la entrada en vigencia de la presente ley: los contratos detallados a nivel tramo, información vectorial georeferenciada de los tramos, costos unitarios y totales, periodo de ejecución detallando el número de meses y cronograma mensual de pagos, a las que hace referencia el presente artículo.

60.6 A propuesta del Ministerio de Transportes y Comunicaciones y el Ministerio de Vivienda, Construcción y Saneamiento, autorízase durante el primer trimestre del Año Fiscal 2021 y en consistencia con los cronogramas de ejecución, a realizar modificaciones presupuestarias en el nivel institucional entre gobiernos regionales y gobiernos locales con cargo a los recursos del Anexo VII "Financiamiento para la continuidad de la ejecución de inversiones, para la reactivación económica, adicionales a las medidas establecidas en el Decreto de Urgencia N° 070-2020" y Anexo VIII "Continuidad de servicios de mantenimiento e inspección en la Red Vial Vecinal de medidas adicionales de reactivación económica en el 2020" de la presente ley, para el financiamiento de inversiones y servicios de mantenimiento a cargo de gobiernos locales. Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, en coordinación con el Gobierno Regional o Gobierno Local respectivo.

60.7 Autorízase al Ministerio de Economía y Finanzas, durante el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos del presupuesto institucional de los gobiernos regionales y los gobiernos locales a los que se refiere el presente artículo, a solicitud del Ministerio del sector correspondiente, previa evaluación de la ejecución de los recursos a los que se refiere el presente artículo al 31 de julio de 2021 y al 31 octubre de 2021, por la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas. Para tal fin, exceptúese a los gobiernos regionales y los gobiernos locales de lo establecido en el artículo 49 del Decreto Legislativo 1440 y del numeral 9.8 del artículo 9 de la presente ley, según corresponda.

60.8 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 61. Financiamiento de acciones para atender la emergencia por coronavirus - COVID- 19

61.1 Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el Ministerio de Salud, los gobiernos regionales y el Seguro Integral de Salud, hasta por la suma de S/ 559 179 890,00 (QUINIENTOS CINCUENTA Y NUEVE MILLONES CIENTO SETENTA Y NUEVE MIL OCHOCIENTOS NOVENTA Y 00/100 SOLES) en la fuente de financiamiento Recursos Ordinarios y S/ 700 000 000,00 (SETECIENTOS MILLONES Y 00/100 SOLES) en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para el financiamiento de acciones de prevención, control, vigilancia y respuesta sanitaria ante la enfermedad causada por COVID-19, destinados a lo siguiente:

a) Hasta por la suma total de S/ 459 179 890,00 (CUATROCIENTOS CINCUENTA Y NUEVE MILLONES CIENTO SETENTA Y NUEVE MIL OCHOCIENTOS NOVENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, de los cuales hasta la suma de S/ 300 000 000,00 (TRESCIENTOS MILLONES Y 00/100 SOLES) han sido asignados al Ministerio de Salud y hasta la suma de S/ 159 179 890,00 (CIENTO CINCUENTA Y NUEVE MILLONES CIENTO SETENTA Y NUEVE MIL OCHOCIENTOS NOVENTA Y 00/100 SOLES) han sido asignados a los gobiernos regionales, para el financiamiento de la contratación de profesionales de la salud bajo la modalidad del régimen del Decreto Legislativo 1057, Decreto Legislativo que regula el Régimen Especial de Contratación Administrativa de Servicios, que preste servicios de salud para la prevención, control, diagnóstico y tratamiento del COVID-19. Para tal fin, los contratos administrativos de servicios que se suscriban en virtud de lo dispuesto en el presente literal tienen naturaleza estrictamente temporal y quedan resueltos automáticamente una vez culminada la Emergencia Sanitaria declarada por el Ministerio de Salud debido a la existencia del COVID-19.

b) Hasta por la suma de S/ 650 000 000,00 (SEISCIENTOS CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para que, a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES) y la Unidad Ejecutora 001 Administración Central del Ministerio de Salud, se adquiera equipos de protección personal – EPP, medicamentos, otros insumos médicos y oxigeno medicinal para atender la emergencia sanitaria por COVID-19.

c) Hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el Seguro Integral de Salud (SIS), para que, durante el Año Fiscal 2021, efectúe transferencias financieras a favor de las unidades ejecutoras con las que tenga convenios suscritos, para otorgar la cobertura de prestaciones económicas de sepelio a favor de sus asegurados, de las personas en situación de calle que no fueron acreditadas por el Ministerio de la Mujer y Poblaciones Vulnerables, así como a los peruanos no residentes, extranjeros, y otros, que se encuentren en territorio nacional, no cuenten con un seguro de salud, y que fallezcan con diagnóstico o sospecha de coronavirus (COVID-19).

d) Hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, en el Ministerio de Salud, para que, durante el Año Fiscal 2021, financie la operación de los centros de atención y aislamiento temporal a nivel nacional implementados durante el año fiscal 2020.

61.2 Autorízase, de manera excepcional, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud y de las unidades ejecutoras de salud de los gobiernos regionales con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para financiar, de manera complementaria, las acciones de prevención, control, vigilancia y respuesta sanitaria ante la enfermedad causada por COVID-19. Dichas modificaciones presupuestarias se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, debiendo contar además con el refrendo del ministro de Salud, a solicitud a este último. Previo a la solicitud de modificaciones presupuestarias en el nivel institucional autorizadas por el presente numeral, el Ministerio de Salud, consolida y valida el requerimiento realizado por las unidades ejecutoras de salud de los gobiernos regionales.

61.3 Autorízase, al Ministerio de Economía y Finanzas, durante el Año Fiscal 2021, a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, a favor del Ministerio de Trabajo y Promoción del Empleo, para luego ser transferidos a favor del Seguro Social de Salud (EsSalud) mediante transferencias financieras, para garantizar la operatividad de los centros de atención y aislamiento temporal a nivel nacional así como de la Villa Panamericana. Dichos recursos se transfieren utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, debiendo contar además con el refrendo del ministro de Trabajo y Promoción del Empleo, a solicitud de este último.

Asimismo, se autoriza, de manera excepcional durante el Año Fiscal 2021, al Ministerio de Trabajo y Promoción del Empleo a realizar transferencias financieras a favor del Seguro Social de Salud (EsSalud) solo para los fines señalados en el presente numeral. Dichas transferencias financieras se aprueban mediante resolución del titular del pliego Ministerio de Trabajo y Promoción del Empleo, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego y se publica en el Diario Oficial El Peruano.

61.4 De manera excepcional, autorízase, al Ministerio de Salud para que, a través de la Unidad Ejecutora 125 Programa Nacional de Inversiones en Salud, y al Seguro Social de Salud – EsSalud, a realizar las contrataciones para la adquisición, arrendamiento, ejecución, instalación y puesta en funcionamiento de infraestructura y equipamiento de salud temporal, servicios médicos de apoyo y módulos de atención temporal y otros similares de naturaleza temporal, para el acondicionamiento de camas de hospitalización temporal y camas de atención crítica temporal, a nivel nacional, para la atención de personas con sospecha o diagnosticadas con COVID-19, en los nuevos centros de atención y aislamiento temporal, en el marco de las acciones de respuesta ante la Emergencia Sanitaria causada por el COVID-19, a nivel nacional.

61.5 Dispónese, que en el Presupuesto del Sector Público para el Año Fiscal 2021, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, se ha considerado hasta la suma de S/ 2 538 219 894,00 (DOS MIL QUINIENTOS TREINTA Y OCHO MILLONES DOSCIENTOS DIECINUEVE MIL OCHOCIENTOS NOVENTA Y CUATRO Y 00/100 SOLES) en la fuente de financiamiento Recursos Ordinarios y S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES) en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito para el financiamiento de las demandas de gastos destinadas a la prevención y contención del COVID-19. Dichos recursos se transfieren utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440.

61.6 Los recursos a los que se refiere el numeral 61.1 no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los establecidos en el presente artículo.

CAPÍTULO IX

DISPOSICIONES ESPECIALES EN MATERIA DE AGRICULTURA

Artículo 62. Fondo AGROPERÚ

62.1 Autorízase, de manera excepcional, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas a realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 400 000 000,00 (CUATROCIENTOS MILLONES Y 00/100 SOLES) a favor del Ministerio de Desarrollo Agrario y Riego, por la fuente de financiamiento Recursos Ordinarios, con cargo a los recursos a que se refiere el artículo 53 del Decreto Legislativo 1440, para los fines del Fondo AGROPERÚ, creado mediante el Decreto de Urgencia 027-2009. Dichas modificaciones presupuestarias se solicitan, como máximo hasta el 31 de agosto de 2021, para lo cual el Ministerio de Desarrollo Agrario y Riego sustenta que ha finalizado la colocación de financiamientos directos y garantías, con cargo al total de los recursos autorizados en el artículo 61 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020.

62.2 Las modificaciones presupuestarias en el nivel institucional autorizadas en el numeral precedente, se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, debiendo contar además con el refrendo del ministro de Desarrollo Agrario y Riego, a solicitud de este último.

Artículo 63. Programa de Compensación para la Competitividad – AGROIDEAS

63.1 Autorízase a los gobiernos regionales y gobiernos locales, durante el Año Fiscal 2021, a aprobar transferencias financieras a favor del Ministerio de Desarrollo Agrario y Riego, para la ejecución de Planes de Negocios a través de convenios de cooperación interinstitucional, en el marco del Programa de Compensación para la Competitividad - AGROIDEAS, a ser implementados en sus respectivos ámbitos territoriales. Dichas transferencias financieras se aprueban mediante acuerdo del Consejo Regional o acuerdo del Concejo Municipal respectivo, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el gobierno regional o gobierno local respectivo. Dicho acuerdo se publica en el diario oficial El Peruano.

63.2 La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional de los gobiernos regionales o gobiernos locales, según corresponda, que participan en dicho programa, por las fuentes de financiamiento Recursos Directamente Recaudados y Recursos Determinados, sin demandar recursos adicionales al Tesoro Público.

63.3 Los recursos públicos transferidos en el marco del presente artículo, bajo responsabilidad, deben destinarse solo a los fines para los cuales se autoriza su transferencia.

DISPOSICIONES COMPLEMENTARIAS FINALES

Primera. Establézcase como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

Segunda. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2020 en el marco del proceso de descentralización y que no hayan sido consideradas en la fase de programación multianual presupuestaria y formulación presupuestaria del Presupuesto del Sector Público para el Año Fiscal 2021 en el pliego correspondiente, se transfieren durante el presente Año Fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la Quinta Disposición Transitoria de la Ley 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2021 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

Tercera. Respecto al financiamiento para pago de obligaciones previsionales a cargo de la Caja de Pensiones Militar Policial:

1. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, en el mes de diciembre del Año Fiscal 2020, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y a los saldos disponibles según proyección al cierre del Año Fiscal 2020 del Presupuesto del Sector Público. Dicha modificación presupuestaria no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 36.5 del artículo 36 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.
   Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las propuestas de decreto supremo deben ser presentadas al Ministerio de Economía y Finanzas a más tardar hasta el 16 de diciembre de 2020.
   Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 28 de diciembre de 2020, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deben autorizar una transferencia financiera por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en el párrafo precedente del presente numeral, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

2. Autorízase, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.
   Dichos recursos se destinan, únicamente, para financiar las transferencias financieras que dichos pliegos deben efectuar a favor de la CPMP para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP. Dichos recursos no pueden utilizarse para fines distintos a los establecidos en la presente disposición. Las referidas transferencias financieras se aprueban mediante resolución del titular, del Ministerio de Defensa y Ministerio del Interior, según corresponda, y se publican en el diario oficial El Peruano.

3. Las transferencias financieras que, en el marco de lo dispuesto por la presente disposición, efectúen los pliegos Ministerio de Defensa y Ministerio del Interior a favor de la Caja de Pensiones Militar Policial (CPMP), son otorgadas en las cuentas que determine la Dirección General del Tesoro Público, para su asignación financiera conforme a los procedimientos del Sistema Nacional de Tesorería, de manera que los recursos de las citadas transferencias no utilizados en el cumplimiento de las indicadas obligaciones previsionales por parte de la CPMP, son devueltos por esta última a los pliegos Ministerio de Defensa y Ministerio del Interior, para que dichos pliegos efectúen la reversión de los citados recursos al Tesoro Público, hasta el mes de marzo de 2021. Los pliegos Ministerio de Defensa y Ministerio del Interior son responsables de la verificación y seguimiento del cumplimiento de la finalidad para la cual son transferidos los recursos.



4. Autorízase a la Caja de Pensiones Militar Policial (CPMP) a restituirse los montos utilizados para el financiamiento de lo establecido en la Ley 30683, en el ejercicio fiscal 2020, con cargo a los recursos que le han sido transferidos por los Ministerios de Defensa e Interior, hasta por los montos que la CPMP hubiere desembolsado para el pago de las obligaciones previsionales a su cargo.

5. Lo establecido en el numeral 1 entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Cuarta. Dispónese que para el Año Fiscal 2021, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del Impuesto General a las Ventas y del Impuesto a la Renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/ 55 689 631,00 (CINCUENTA Y CINCO MILLONES SEISCIENTOS OCHENTA Y NUEVE MIL SEISCIENTOS TREINTA Y UNO Y 00/100 SOLES), los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

Quinta. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, a favor del pliego Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a SERVIR, durante el Año Fiscal 2021, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos que no cuenten con plazas presupuestadas.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos para efectuar transferencias de recursos a favor de SERVIR, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de SERVIR, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego SERVIR, sin demandar recursos adicionales al Tesoro Público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan, en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del gobierno regional; y, en el caso de los gobiernos locales, los recursos se transfieren a través de transferencias financieras que se aprueban mediante acuerdo de Concejo Municipal, requiriéndose el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad.

Únicamente para la aplicación de la presente disposición, se exonera a las entidades receptoras de gerentes públicos de las restricciones señaladas en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. El pliego SERVIR, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 de la presente ley.

Sexta. Dispónese que para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 de la presente ley no es aplicable a las entidades que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo párrafo de la Cuarta Disposición Complementaria Transitoria de la Ley 30057, Ley del Servicio Civil, no incluye los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9, a que se refiere la presente disposición, se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

Sétima. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales a favor de la Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (ENAP), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales y de los gobiernos locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de consejo regional o concejo municipal, según sea el caso, requiriéndose en ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de consejo regional se publica en el diario oficial El Peruano y el acuerdo del concejo municipal se publica en la página web del Gobierno Local respectivo.

Las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle SERVIR a través de la ENAP.

La presente disposición se financia con cargo a los recursos del presupuesto institucional de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, sin demandar recursos adicionales al Tesoro Público.

Octava. Para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, la entidad respectiva debe contar con el Cuadro de Puestos de la Entidad - CPE aprobado. Para dicho efecto y para la aprobación del CPE, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 de la presente ley y en lo establecido en las prohibiciones contenidas en la Ley 28212 y el Decreto de Urgencia 038-2006. Esta exoneración es aplicable únicamente a puestos pertenecientes al Servicio Civil.

Novena. Fondo de inversiones para los gobiernos regionales y gobiernos locales

1. Para garantizar, en el Año Fiscal 2021, la ejecución de los proyectos de inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, a cargo de los gobiernos regionales y gobiernos locales, créase el "Fondo de inversiones" a cargo del Ministerio de Economía y Finanzas, para el financiamiento de lo establecido en el numeral 2, hasta por la suma de S/ 1 818 211 508,00 (MIL OCHOCIENTOS DIECIOCHO MILLONES DOSCIENTOS ONCE MIL QUINIENTOS OCHO Y 00/100 SOLES), de los cuales hasta por la suma de S/ 1 243 000 000,00 (MIL DOSCIENTOS CUARENTA Y TRES MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito y S/ 575 211 508,00 (QUINIENTOS SETENTA Y CINCO MILLONES DOSCIENTOS ONCE MIL QUINIENTOS OCHO Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios.
   Dicho Fondo se constituye en el pliego Ministerio de Economía y Finanzas y sus recursos se transfieren mediante modificaciones presupuestarias en el nivel institucional, que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas. Los decretos supremos que aprueban las modificaciones presupuestarias en el marco del presente artículo se publican hasta el 16 de abril de 2021.
2. El "Fondo de inversiones" financia, en el Año Fiscal 2021, la ejecución de los proyectos de inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, a cargo de los pliegos de los gobiernos regionales y gobiernos locales, que fueron financiados en el Año Fiscal 2020 con la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, y cuyos créditos presupuestarios fueron comprometidos y no devengados al 31 de diciembre de 2020, para ejecutar dichas intervenciones.
   El compromiso se determina en función al registro en el Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP) vinculado a los contratos derivados del procedimiento de selección en el ámbito de aplicación de la Ley de Contrataciones del Estado registrados al 31 de diciembre de 2020, en el Sistema Electrónico de Contrataciones del Estado (SEACE), conforme a las validaciones de la interfaz SIAF-SEACE y a la información que remita formalmente el Organismo Supervisor de las Contrataciones del Estado (OSCE). Para efectos de la determinación del compromiso en el caso de las contrataciones fuera del ámbito del SEACE, la Dirección General de Presupuesto Público puede utilizar información complementaria para la determinación del mencionado compromiso.
3. Lo dispuesto en los numerales 1 y 2 es aplicable siempre que dicho financiamiento no ha sido considerado en el presupuesto institucional del Año Fiscal 2021, por parte del respectivo pliego, para el mismo proyecto de inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Para la determinación del monto que se autorice a los gobiernos regionales y los gobiernos locales en el marco de los numerales antes mencionados se considera el costo total del proyecto de inversión, el monto que se encuentra autorizado en el presupuesto institucional modificado del Año Fiscal 2021, el devengado acumulado al 31 de diciembre de 2020, y la proyección del monto ejecutable en el Año Fiscal 2021 para dicho proyecto de inversión.
4. Cumplido el plazo señalado en el numeral 1, y de existir créditos presupuestarios del "Fondo de inversiones" que no hubieran sido transferidos en el marco de lo señalado en dicho numeral, autorízase al Ministerio de Economía y Finanzas, a partir del 19 de abril de 2021, a realizar modificaciones presupuestarias en el nivel funcional programático, a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Para tal fin, se autoriza al Ministerio de Economía y Finanzas a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los mencionados saldos, las que se aprueban mediante resolución ministerial.
5. Lo establecido en la presente disposición no es aplicable a los proyectos de inversión financiados con cargo al "Fondo para intervenciones ante la ocurrencia de desastres naturales" creado por el artículo 4 de la Ley 30458.

Décima. Autorízase, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas para realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), incluida la participación del Perú en el Programa Regional para América Latina y el Caribe, hasta por el límite de € 1 300 000,00 (UN MILLÓN TRESCIENTOS MIL Y 00/100 EUROS). Dicho monto podría ser incrementado hasta por el monto de € 7 800 000,00 (SIETE MILLONES OCHOCIENTOS MIL Y 00/100 EUROS) en caso el Perú fuera admitido en dicha organización.
Asimismo, autorízase, durante el Año Fiscal 2021, a las entidades del Gobierno Nacional para realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.
Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

Undécima. Respecto a la continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada:

1. Dispónese la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la Sexagésima Novena Disposición Complementaria Final de la Ley 29812, y conformada por Resolución Suprema 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2020, para la cancelación y/o amortización de montos hasta por la suma de S/ 30 000,00 (TREINTA MIL Y 00/100 SOLES) por acreedor, en un plazo de 60 (sesenta) días hábiles contados a partir de la instalación de la Comisión, para continuar con el proceso del pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.
2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2020, de pliegos del Gobierno Nacional y de los gobiernos regionales, que se financian con recursos por la fuente de financiamiento Recursos Ordinarios. Dicho listado se elabora sobre la base de la información presentada por los "Comités Permanentes para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", a que se refiere el artículo 9 del Reglamento de la Ley 30137, aprobado por Decreto Supremo 003-2020-JUS.
   Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los gobiernos regionales deben remitir a la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que se establecen en el reglamento de la presente disposición.

3. La implementación de la presente disposición, por ser de carácter extraordinario, adicional y complementario, se financia con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).
Dichos recursos se transfieren a los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante el procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo, debiendo contar además con el refrendo del ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.
4. Los pliegos a los que se asignen recursos en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2020, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley 30137.
5. Mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de lo establecido en la presente disposición, dentro de los treinta (30) días calendario siguientes a la entrada en vigencia de la presente ley.
6. Adicionalmente a lo establecido en el primer párrafo del numeral 3, la atención del pago de sentencias judiciales en calidad de cosa juzgada del sector Educación, se financia con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).
Dichos recursos se transfieren a los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante el procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo, debiendo contar además con el refrendo del ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.
7. Para efectos de lo establecido en el numeral 6, mediante decreto supremo refrendado por el ministro de Justicia y Derechos Humanos y el ministro de Educación, a propuesta de este último, se aprueban los criterios que deben observar las entidades respectivas para la elaboración de la información a que se refiere el numeral 2 de la presente disposición, y demás normas complementarias. Dicho decreto supremo debe ser aprobado dentro de los treinta (30) días calendario siguientes a la entrada en vigencia de la presente ley.

Duodécima. Facúltase al Poder Ejecutivo para que, durante el primer semestre del Año Fiscal 2021, mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros y refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro del sector correspondiente, se aprueben las incorporaciones presupuestarias en el pliego respectivo, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, de los recursos provenientes de las operaciones de endeudamiento, cuyo decreto supremo de aprobación esté publicado hasta el 31 de marzo de 2021, para las finalidades establecidas en el contrato o convenio respectivo. Los decretos supremos se publican dentro del plazo establecido por el presente artículo.

Décima Tercera. Reactívase la Comisión Especial creada por la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, para el Año Fiscal 2021, manteniendo su conformación, atribuciones y competencias, a fin de continuar con el proceso de evaluación y cuantificación correspondiente a la devolución de los montos que los pliegos presupuestarios hubieren descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia 037-94, por el plazo máximo de 6 (seis) meses. Mediante resolución directoral de la Dirección General de Gestión Fiscal de los Recursos Humanos se establecen las normas necesarias para el cumplimiento de su finalidad.
Para tal efecto, dispónese hasta la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES) en el Presupuesto del Sector Público para el Año Fiscal 2021, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichos recursos se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos Ordinarios, conforme al procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo.
Los recursos a los que se refiere esta disposición se destinan a los mismos fines, así como se sujetan a los procedimientos y condiciones establecidas en la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372. Asimismo, la Comisión Especial que se reactiva en el marco de esta disposición, mantiene la conformación, atribuciones y competencias previstas en la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372.
La presente disposición comprende la evaluación y cuantificación a los trabajadores contratados bajo el régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público, de las instituciones a que se refiere el Decreto Supremo 004-2010-MIMDES. Para efectos del pago de estos trabajadores, dispónese que los recursos sean incorporados en el presupuesto institucional del pliego del Gobierno Local o del Ministerio de la Mujer y Poblaciones Vulnerables, según corresponda, a efectos de su posterior transferencia financiera a las citadas instituciones, resultando aplicable lo establecido en los numerales 16.2 y 16.3 del artículo 16 de la presente ley.

Décima Cuarta. Suspéndase durante el Año Fiscal 2021, la transferencia de recursos a los gobiernos locales provinciales, prevista en el Decreto Supremo 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2021.

Décima Quinta. Autorízase a las siguientes entidades, durante el Año Fiscal 2021, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356, Ley que fortalece la transparencia y el control en los convenios de administración de recursos con organizaciones internacionales:

a) Presidencia del Consejo de Ministros, con el Programa de las Naciones Unidas para el Desarrollo (PNUD) para continuar con la ejecución del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado".
b) Ministerio de Cultura, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), para la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios

complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima". Asimismo, dispónese que los recursos no ejecutados en el marco de los convenios de administración de recursos referidos en el presente literal, por cumplimiento del plazo vigente, disolución o resolución de los citados convenios, se incorporan en el presupuesto institucional del Ministerio de Cultura, en la fuente de financiamiento Donaciones y Transferencias, para destinarlos a la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima".

c) Ministerio del Interior, con la Organización Internacional de Migraciones (OIM) para la continuidad de la ejecución de los proyectos "Ampliación y mejoramiento de la Escuela Técnico Superior Mujeres PNP - San Bartolo" (con Código 2235054), y "Ampliación y mejoramiento del servicio de formación policial de las Escuela de Oficiales de la Policía Nacional del Perú (EO PNP) del distrito de Chorrillos, provincia de Lima, Lima" (con Código 2235055).

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo o a quien éste delegue, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su transferencia conforme a la presente disposición.

Los saldos no utilizados de los recursos transferidos por las entidades a las que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, costos compartidos u otras modalidades similares, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los pliegos autorizados, sin demandar recursos adicionales al Tesoro Público.

Décima Sexta. Autorízase al Ministerio de Transportes y Comunicaciones durante el Año Fiscal 2021, para aprobar transferencias financieras a favor de la Organización de Aviación Civil Internacional (OACI) y suscribir una Adenda al Acuerdo de Asistencia Técnica PER/17/801 celebrado con dicha Organización, con el fin de ampliar sus objetivos, plazo y modificar su presupuesto, para que siga apoyando a la Dirección General de Aeronáutica Civil de dicho Ministerio a seguir cumpliendo adecuadamente con las actividades de su competencia.

La Adenda es suscrita previo cumplimiento del procedimiento establecido para la celebración del acuerdo establecido en la Sexagésima Quinta Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego Ministerio de Transportes y Comunicaciones, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los saldos no utilizados de los recursos transferidos por el Ministerio de Transportes y Comunicaciones a las que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de la Organización de Aviación Civil Internacional en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, costos compartidos u otras modalidades similares, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

Décima Sétima. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los gobiernos regionales y gobiernos locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo 276 y Decreto Legislativo 728; el personal contratado bajo el régimen laboral especial del Decreto Legislativo 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley 30057, de los gobiernos regionales y/o gobiernos locales y/o de las Zonas Económicas Especiales entidades adscritas a los gobiernos regionales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas.

Asimismo, autorízase al Ministerio de Educación y a los gobiernos regionales, con cargo a su presupuesto institucional, a financiar el pago de pasajes y viáticos de los participantes en los concursos, eventos y actividades de formación y capacitación que el sector Educación organice y ejecute, según corresponda, los mismos que deben ser autorizados mediante resolución del titular del pliego que establezca los eventos a realizarse durante el 2021, así como la condición y cantidad de participantes por cada evento.

Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013-EF.

Décima Octava. En el marco de lo dispuesto en el primer párrafo de la Trigésima Novena Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, durante el Año Fiscal 2021, autorízase al Ministerio de Desarrollo e Inclusión Social para realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), a favor de las entidades del Gobierno Nacional y gobiernos regionales para financiar la Estrategia de Acción Social con Sostenibilidad - EASS, la cual incluye, entre otras intervenciones, la operación y mantenimiento de las Plataformas Itinerantes de Acción Social - PIAS. Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo e Inclusión Social, a propuesta de este último. Los recursos a que se refiere la presente disposición no pueden ser destinados a fines distintos a los autorizados, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los gobiernos regionales.

El MIDIS queda facultado a financiar las acciones de coordinación de dicha estrategia y las que correspondan a la operación de las PIAS, con hasta el cinco por ciento (5%) de la suma señalada en el párrafo precedente.



Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que deben realizar las entidades del Gobierno Nacional y gobiernos regionales en el marco de la presente disposición y el monto correspondiente a ser transferido.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del MIDIS, sin demandar recursos adicionales al Tesoro Público.

Décima Novena. Autorízase, durante el Año Fiscal 2021, al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC) y al Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT), al Instituto Geológico Minero y Metalúrgico (INGEMMET), al Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción, al Instituto Tecnológico de la Producción (ITP), Instituto Geofísico del Perú (IGP), a las entidades públicas beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Investigación Tecnológica (FONDECYT), al Instituto Nacional de la Calidad (INACAL), al Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), al Instituto de Investigaciones de la Amazonía Peruana (IIAP), al Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (INAIGEM), al Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI), al Instituto Nacional de Salud (INS), al Ministerio de la Producción, a la Comisión Nacional de Investigación y Desarrollo Aeroespacial (CONIDA), al Instituto Geográfico Nacional (IGN), al Instituto del Mar del Perú (IMARPE), al Instituto Nacional de Estadística e Informática (INEI), al Instituto Nacional de Enfermedades Neoplásicas (INEN), al Instituto Nacional de Investigaciones Agrarias (INIA), al Instituto Peruano de Energía Nuclear (IPEN), y a las Universidades Públicas, para que en el marco de sus competencias, puedan pagar gastos relacionados a pasajes, alimentación y hospedaje a profesionales científicos y técnicos calificados externos a la institución, domiciliados y no domiciliados en el país, dentro y fuera del territorio nacional, con el fin de brindar apoyo técnico en la implementación de políticas nacionales y sectoriales, actividades de promoción de ciencia, tecnología e innovación (CTI), contribuir como evaluadores y/o actuar como jurados en procesos de selección y evaluación relacionados con ciencia, tecnología e innovación.

Lo autorizado en la presente disposición se financia con cargo al FONDECYT, al Fondo Mipyme, al Contrato de Préstamo 3700-OC/PE "Mejoramiento de los niveles de innovación productiva a nivel nacional", de los recursos que las entidades reciben del FONDECYT y a los presupuestos institucionales de los pliegos CONCYTEC, INGEMMET, ITP, IGP, INACAL, SENAMHI, IIAP, INAIGEM, INDECOPI, INS, Ministerio de la Producción, CONIDA, IGN, IMARPE, INEI, INEN, INIA, IPEN, y Universidades Públicas, según corresponda, sin demandar recursos adicionales al Tesoro Público.

Vigésima. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), en el pliego Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN), por la fuente de financiamiento Donaciones y Transferencias, provenientes de la ejecución de las garantías de fiel cumplimiento al concesionario del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano", destinados, exclusivamente, para financiar los gastos producto de la contratación de la administración de los bienes de la concesión del mencionado proyecto.

El Ministerio de Energía y Minas efectúa la transferencia de los citados recursos a favor de OSINERGMIN, conforme a la normatividad del Sistema Nacional de Tesorería.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

EL OSINERGMIN en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o disposiciones contenidas en los convenios y/o adendas correspondientes.

Vigésima Primera. Autorízase, durante el Año Fiscal 2021, al Ministerio del Interior para que los recursos generados por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito provenientes de los convenios suscritos o de los que se suscriban en adelante entre las municipalidades y la Policía Nacional del Perú, puedan ser destinados a la adquisición de bienes y/o servicios y adquisición de activos no financieros, así como a la ejecución de proyectos de inversión en el marco del Decreto Legislativo 1252, a fin de contribuir a la operatividad de la función policial a nivel nacional.

Dichos recursos públicos, bajo responsabilidad del titular de la entidad, deben ser destinados solo a los fines para los cuales se autoriza en la presente disposición.

Vigésima Segunda. Con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación, autorízase, durante el Año Fiscal 2021, al Ministerio de la Producción, a través del Programa Nacional de Innovación para la Competitividad y Productividad, y del Programa Nacional de Innovación en Pesca y Acuicultura, para efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, gobiernos regionales y gobiernos locales, y a otorgar subvenciones a favor de los beneficiarios definidos en el marco de los procedimientos de los citados Programas Nacionales y de las normas que regulan los fondos que estos administran, y con cargo a su presupuesto, con la finalidad de contribuir al desarrollo productivo y del emprendimiento y del sistema de innovación.

Las transferencias financieras y las subvenciones mencionadas a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previa suscripción de convenio o contrato de recursos no reembolsables, según corresponda, y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano. La facultad para la aprobación de las subvenciones a que se refiere la presente disposición, referidas al ámbito de los mencionados Programas Nacionales, puede ser delegada en el funcionario a cargo del respectivo Programa.

El Ministerio de la Producción es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su transferencia u otorgamiento, según corresponda, conforme a la presente disposición.

El Ministerio de la Producción, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y personas jurídicas privadas, así como para la evaluación por parte del Ministerio de la Producción de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición. Asimismo, el Ministerio de la Producción publica, semestralmente, en su portal institucional, la relación de los beneficiarios de las subvenciones otorgadas conforme a la presente disposición.

Vigésima Tercera. Dispónese, durante el Año Fiscal 2021, que las acciones de provisión de alimentos y condiciones de trabajo, a que se refiere la Décima Disposición Complementaria Final del Decreto Legislativo 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, se encuentran a cargo también del pliego Despacho Presidencial.

Vigésima Cuarta. Dispónese, durante el Año Fiscal 2021, que la transferencia de la totalidad de los fondos a que se hace referencia en la Tercera Disposición Transitoria de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, se efectúe con cargo al presupuesto institucional de la Oficina Nacional de Procesos Electorales (ONPE). Para tal efecto, la ONPE queda autorizada a otorgar, a partir de enero de 2021, en forma mensual y proporcional, la subvención que le corresponde a cada partido político beneficiario, cuyos representantes fueron beneficiarios, comprendidos en el marco de la citada Ley 28094. Dichas subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (ONPE), la que se publica en el diario oficial El Peruano.
La Oficina Nacional de Procesos Electorales (ONPE) mediante resolución de su titular dicta las normas reglamentarias de lo dispuesto en la presente disposición, que regulen, entre otros aspectos, los mecanismos de ejecución y rendición de cuentas de los recursos entregados, a los partidos políticos beneficiarios. La resolución a la que se refiere el presente párrafo se publica en el diario oficial El Peruano.

Vigésima Quinta. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 787 848 872,00 (SETECIENTOS OCHENTA Y SIETE MILLONES OCHOCIENTOS CUARENTA Y OCHO MIL OCHOCIENTOS SETENTA Y DOS Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, a favor de los pliegos Oficina Nacional de Procesos Electorales, Registro Nacional de Identificación y Estado Civil, Jurado Nacional de Elecciones, Ministerio de Relaciones Exteriores, Defensoría del Pueblo, Ministerio de Defensa y Ministerio del Interior, exclusivamente, para financiar las acciones a cargo de dichas entidades para el desarrollo de las Elecciones Generales convocadas mediante Decreto Supremo 122-2020-PCM, según el siguiente detalle:

a) Oficina Nacional de Procesos Electorales, hasta la suma de S/ 583 595 598,00 (QUINIENTOS OCHENTA Y TRES MILLONES QUINIENTOS NOVENTA Y CINCO MIL QUINIENTOS NOVENTA Y OCHO Y 00/100 SOLES).

b) Registro Nacional de Identificación y Estado Civil, hasta la suma de S/ 11 743 530,00 (ONCE MILLONES SETECIENTOS CUARENTA Y TRES MIL QUINIENTOS TREINTA Y 00/100 SOLES).

c) Jurado Nacional de Elecciones, hasta la suma de S/ 91 776 623,00 (NOVENTA Y UN MILLONES SETECIENTOS SETENTA Y SEIS MIL SEISCIENTOS VEINTITRES Y 00/100 SOLES).

d) Ministerio de Relaciones Exteriores, hasta la suma de S/ 29 000 000,00 (VEINTINUEVE MILLONES Y 00/100 SOLES).

e) Defensoría del Pueblo, hasta la suma de S/ 1 200 000,00 (UN MILLÓN DOSCIENTOS MIL Y 00/100 SOLES).

f) Ministerio de Defensa, hasta la suma de S/ 56 616 301,00 (CINCUENTA Y SEIS MILLONES SEISCIENTOS DIECISEIS MIL TRESCIENTOS UNO Y 00/100 SOLES).

g) Ministerio del Interior, hasta la suma de S/ 13 916 820,00 (TRECE MILLONES NOVECIENTOS DIECISÉIS MIL OCHOCIENTOS VEINTE Y 00/100 SOLES).

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.
Concluidas las Elecciones Generales convocadas mediante Decreto Supremo N° 122-2020-PCM y de existir recursos no ejecutados en el presupuesto institucional de los pliegos a los que se refiere el primer párrafo de la presente disposición, autorízase al Ministerio de Economía y Finanzas a realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos del presupuesto institucional de los pliegos Oficina Nacional de Procesos Electorales, Registro Nacional de Identificación y Estado Civil, Jurado Nacional de Elecciones, Ministerio de Relaciones Exteriores, Defensoría del Pueblo, Ministerio de Defensa y Ministerio del Interior, a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichas modificaciones presupuestarias se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo N° 1440.

Vigésima Sexta. Dispónese, de manera excepcional, que constituyen recursos del Fondo Especial para la Seguridad Ciudadana (FESC), cuando se cumpla con las siguientes dos condiciones de manera conjunta:

a) Los recursos asignados de dicho Fondo o para los fines del mismo que no se encuentren en el presupuesto institucional de apertura del Año Fiscal 2021 de los distintos pliegos del Gobierno Nacional, gobiernos regionales y los gobiernos locales a los que se les haya realizado asignaciones financieras.

b) La inversión o actividad no haya iniciado ejecución o tenga una ejecución menor al diez por ciento (10%) del monto total asignado.

En el presente Año Fiscal, las entidades públicas que cuenten con saldos de recursos del FESC solo pueden incorporarlos en su presupuesto institucional hasta el 29 de enero de 2021, salvo las entidades que reciban asignación de recursos del FESC o para los fines del FESC durante el Año Fiscal 2021.
Para tal fin, se autoriza a la Dirección General del Tesoro Público a deducir de las asignaciones financieras los montos correspondientes y a depositarlos en la cuenta del FESC, previa comunicación del Ministerio del Interior de los pliegos y montos, que deberá estar contenido en el acta del Comité de Administración del FESC. Dicha comunicación se efectúa, hasta el 30 de abril de 2021, mediante oficio del titular del Ministerio del Interior, en su calidad de Secretario Técnico del mencionado Comité de Administración, la cual incluirá el Acta del Comité Aprobada.



Los recursos que se depositen en la cuenta del FESC, en aplicación de la presente disposición, se destinan al financiamiento de la ejecución de inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación de las entidades del Gobierno Nacional, así como al financiamiento de los proyectos de inversión en materia de seguridad ciudadana aprobados con sujeción a lo dispuesto por el Sistema Nacional de Programación Multianual y Gestión de Inversiones, que se prioricen en el marco de los fines y conforme a los procedimientos del FESC, creado por el Decreto de Urgencia 052-2011.

Para dichos efectos, se autoriza al Ministerio del Interior a incorporar los recursos del FESC a los que se refiere la presente disposición, en la fuente de financiamiento Recursos Determinados, mediante resolución de su titular. Dichos recursos deben ser transferidos a los pliegos y por los montos que determine el Comité de Administración del FESC, mediante modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del Interior, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente hasta el 30 de junio de 2021. La propuesta de decreto supremo debe ser presentada al Ministerio de Economía y Finanzas hasta el 11 de junio de 2021.

La presente disposición no resulta aplicable a las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y a los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, que hayan recibido asignación de recursos del FESC o para los fines del FESC durante el Año Fiscal 2020.

Vigésima Sétima. Respecto a las transferencias de recursos a favor de la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL):

1. Autorízase, en el Año Fiscal 2021, a los gobiernos regionales, a efectuar modificaciones presupuestarias en el nivel institucional con cargo a los recursos de su presupuesto institucional a los que se refiere el artículo 4 de la Ley 30814, Ley de Fortalecimiento del Sistema de Inspección del Trabajo, por la fuente de financiamiento Recursos Ordinarios, a favor de la SUNAFIL. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro de Trabajo y Promoción del Empleo, a propuesta de este último.

2. Autorízase a la SUNAFIL, durante el Año Fiscal 2021, a realizar transferencias financieras, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, a favor de los gobiernos regionales y del Ministerio de Trabajo y Promoción del Empleo, conforme a lo establecido en el artículo 7 de la Ley 30814.
Dichas transferencias financieras se realizan mediante resolución del titular del pliego SUNAFIL, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.

3. Precísese que toda mención a los gobiernos regionales contenida en la Ley 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral, y en la Ley 30814, se entiende referida, asimismo, a la Dirección Regional de Trabajo y Promoción del Empleo de Lima Metropolitana, órgano desconcentrado del Ministerio de Trabajo y Promoción del Empleo, en tanto dure el proceso de transferencia de competencias sectoriales en el marco de la Ley 27867, Ley Orgánica de Gobiernos Regionales y demás normativa conexa.

4. Autorízase a la SUNAFIL, durante el Año Fiscal 2021, a realizar transferencias financieras, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, a favor de los gobiernos regionales y del Ministerio de Trabajo y Promoción del Empleo, para ser destinados al fortalecimiento de las actividades inspectivas, al desarrollo de la infraestructura necesaria y el óptimo desempeño de las funciones, conforme al último párrafo del artículo 21 de la Ley 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL), modifica la Ley 28806, Ley General de Inspección del Trabajo, y la Ley 27867, Ley Orgánica de Gobiernos Regionales.
Dichas transferencias financieras se realizan mediante resolución del titular del pliego SUNAFIL, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.
Las transferencias financieras autorizadas en la presente disposición, comprende el periodo abril de 2014 hasta la fecha en la que concluye la transferencia temporal de competencias y funciones en materia de inspección de trabajo a la SUNAFIL, a que se refiere la Ley 30814. Esta transferencia incluye a los gobiernos regionales que hayan transferido competencias en el marco de la Ley 30814.

5. Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de los gobiernos regionales respectivos, del Ministerio de Trabajo y Promoción del Empleo y de la SUNAFIL, según corresponda, sin demandar recursos adicionales al Tesoro Público.

Vigésima Octava. Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2021, en el pliego Gobierno Regional del departamento de Lambayeque, se han asignado recursos hasta por la suma de S/ 136 348 143,00 (CIENTO TREINTA Y SEIS MILLONES TRESCIENTOS CUARENTA Y OCHO MIL CIENTO CUARENTA Y TRES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para financiar el pago de la retribución por la prestación del servicio de trasvase de agua en el marco de lo establecido en el contrato de concesión del Proyecto 2022232. Construcción, operación y mantenimiento del Túnel Trasandino y la Primera Etapa de la Presa Limón.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

Vigésima Novena. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 55 469 840,00 (CINCUENTA Y CINCO MILLONES CUATROCIENTOS SESENTA Y NUEVE MIL OCHOCIENTOS CUARENTA Y 00/100 SOLES) en el pliego Superintendencia Nacional de Servicios de Saneamiento (SUNASS), por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de Acciones de Política de Saneamiento y Plan Nacional de Saneamiento 2017 – 2021, así como para la continuidad de las nuevas funciones otorgadas a dicho organismo regulador por el Decreto Legislativo 1280, Decreto Legislativo que aprueba la Ley Marco de la Gestión y Prestación de los Servicios de Saneamiento, lo que incluye el financiamiento de las funciones de la SUNASS cuyo cumplimiento se requiera para lograr la continuidad, objetivos, ejes y acciones antes mencionados.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

Trigésima. Autorízase al Ministerio del Interior, durante el Año Fiscal 2021, para continuar otorgando la entrega económica por servicios extraordinarios al personal policial que encontrándose de vacaciones, permiso o franco preste servicios de manera voluntaria en las entidades del sector público y/o del sector privado, previa celebración de convenio, en el marco de lo dispuesto en la Sexta Disposición Complementaria Final del Decreto Legislativo 1267, Ley de la Policía Nacional del Perú, y conforme a lo establecido en el Decreto Supremo 152-2017-EF.

Para tal efecto, el Ministerio del Interior queda exonerado de las restricciones establecidas en el artículo 6 de la presente ley.

Trigésima Primera. Dispónese que los recursos destinados al Fondo Invierte para el Desarrollo Territorial (FIDT) a los que se refiere el literal c) del numeral 19.1 del artículo 19 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, que a la fecha de entrada en vigencia de la presente disposición no hayan sido transferidos conforme a lo previsto en dicho artículo, son depositados por la Dirección General del Tesoro Público, en el Año Fiscal 2020, en la cuenta del FIDT, a solicitud de la Secretaría Técnica del FIDT. Dichos recursos están exceptuados de la aplicación del literal a) del artículo 18 y del literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería. La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el Decreto Legislativo 1435, Decreto Legislativo que establece la implementación y funcionamiento del Fondo Invierte para el Desarrollo Territorial - FIDT.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Trigésima Segunda. Los gobiernos regionales y los gobiernos locales están autorizados para utilizar el 0,5% de su presupuesto institucional, en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, para la realización de obras, mantenimiento, reparación o adecuación destinados a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes regionales y municipales que están al servicio de todos los ciudadanos y prioritariamente a quienes se encuentren en situación de discapacidad.

Asimismo, los gobiernos regionales y gobiernos locales están autorizados para utilizar el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) y las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPED) a favor de la población con discapacidad de su jurisdicción.

Los gobiernos regionales y los gobiernos locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad, y a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego, gerente general y gerente municipal respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS). El plazo para enviar el informe anual para ambas comisiones es de noventa (90) días calendario de culminado el año fiscal correspondiente.

Trigésima Tercera. Autorízase a los gobiernos regionales y gobiernos locales, para utilizar hasta un veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, así como de los saldos de balance generados por dichos conceptos, para ser destinado a acciones de mantenimiento de infraestructura. Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y del numeral 13.3 del artículo 13 de la presente ley.

Los gobiernos regionales o los gobiernos locales que tengan autorización legal expresa respecto al uso de los recursos provenientes del canon, sobrecanon y regalía minera, en porcentaje mayor a lo establecido en la presente disposición, se rigen por lo establecido en dicha autorización.

Trigésima Cuarta. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Defensa hasta por la suma de S/ 15 738 838,00 (QUINCE MILLONES SETECIENTOS TREINTA Y OCHO MIL OCHOCIENTOS TREINTA Y OCHO Y 00/100 SOLES), en la Actividad 5005261 "Servicio de Apoyo a Otras Entidades", por la fuente de financiamiento Recursos Ordinarios, para financiar el apoyo que brinden las Fuerzas Armadas (FFAA) a los pliegos presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales para transporte aéreo, terrestre y fluvial, de pasajeros y/o de bienes, valores y/o suministros, que permitan un mejor cumplimiento de sus funciones.

Asimismo, dispónese que cuando los pliegos presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales reciban el apoyo de las Fuerzas Armadas (FFAA) y/o de la Policía Nacional del Perú (PNP) para transporte aéreo, terrestre y/o fluvial, de pasajeros y/o de bienes, valores, suministros y equipos, entre otros, quedan autorizados, para realizar transferencias financieras a favor del pliego Ministerio de Defensa y/o Ministerio del Interior, según corresponda, solo si el gasto efectuado por el apoyo que brinden las FFAA o la PNP supera el monto máximo que debe ser financiado con cargo al presupuesto institucional aprobado de los pliegos Ministerio de Defensa o Ministerio del Interior, respectivamente.

Los recursos a los que se refiere la presente disposición no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

Trigésima Quinta. Autorízase a los gobiernos regionales y gobiernos locales, durante el Año Fiscal 2021, para realizar modificaciones presupuestarias en el nivel funcional programático, para financiar el pago correspondiente al Régimen de Sinceramiento de Deudas por Aportaciones al EsSalud y a la ONP, y al Régimen de Reprogramación de pago de Aportes Previsionales al Fondo de Pensiones (REPRO - AFP), establecidos por el Decreto Legislativo 1275, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal de los gobiernos regionales y gobiernos locales, quedando autorizados para adecuar el registro del gasto en las categorías presupuestarias correspondientes. Para tal efecto, los gobiernos regionales y gobiernos locales quedan exceptuados de lo establecido en los numerales 9.1 y 9.4 del artículo 9 de la presente ley y del inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de los gobiernos regionales, la exoneración de los numerales 9.1 y 9.4 del artículo 9 de la presente ley, no exime a dichas entidades del requisito de contar con la opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos y de la Dirección General de Presupuesto

Público, establecido en dicho numeral. Para dicho efecto, las solicitudes de informe favorable de la Dirección General de Presupuesto Público, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 29 de octubre de 2021. Asimismo, prohíbase a los gobiernos regionales y gobiernos locales a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional en la categoría presupuestal 9001. Acciones Centrales, actividad 5000003, y las finalidades "Pago de cuotas del REPRO-AFP", "Pago de cuotas del sinceramiento de deudas por aportaciones al EsSalud" y "Pago de cuotas del sinceramiento de deudas por aportaciones a la ONP", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre las finalidades señaladas en el presente párrafo en la indicada categoría presupuestal y actividad del mismo pliego.

Trigésima Sexta. Autorízase a la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas a que, a solicitud de la Secretaría Técnica del Fondo Invierte para el Desarrollo Territorial - FIDT, efectúe las asignaciones financieras correspondientes a los gobiernos regionales y gobiernos locales que suscribieron convenios con el FIDT, cuyos recursos hayan sido asignados y extornados durante el Año Fiscal 2021 a la cuenta del referido Fondo, conforme a los procedimientos vigentes del Sistema Nacional de Tesorería. Estas asignaciones financieras se aprueban hasta por el monto extornado y se realizan en la fuente de financiamiento Recursos Determinados con cargo a los recursos del referido Fondo.

Trigésima Sétima. Autorizase al Gobierno Regional del Departamento de Loreto, durante el Año Fiscal 2021, a utilizar los recursos a los que se refiere el artículo 4 de la Ley 30712, Ley que establece la vigencia de la Ley 29285 y establece una compensación que impulse la conectividad en el Departamento de Loreto, para el financiamiento de proyectos de inversión relacionados con infraestructura y vinculados al sector transportes que sean priorizados por dicho gobierno regional.

Trigésima Octava. Autorizase, en el Año Fiscal 2021, a los gobiernos regionales y gobiernos locales para realizar modificaciones presupuestarias en el nivel funcional programático para el pago del servicio de deuda, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Determinados, destinado a inversiones que se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional.
Para tal efecto, y únicamente para el pago del servicio de deuda, exceptúese a las referidas entidades de lo establecido en el artículo 13 de la presente ley.

Trigésima Novena. Dispónese que el Gobierno Regional del Departamento de Amazonas, durante el Año Fiscal 2021, realiza transferencias financieras hasta por la suma de S/ 2 284 317,00 (DOS MILLONES DOSCIENTOS OCHENTA Y CUATRO MIL TRESCIENTOS DIECISIETE Y 00/100 SOLES), a favor de las Mancomunidades Municipales Los Chillaos, Tilacancha, Alto Utcubamba y Valle de las Cataratas, del departamento de Amazonas, para financiar la operación y mantenimiento de cuatro (04) rellenos sanitarios.
Dichas transferencias financieras se aprueban mediante resolución del gobernador regional, requiriéndose el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La referida resolución se publica en el diario oficial El Peruano.
El Gobierno Regional del Departamento de Amazonas, a través de la Unidad Ejecutora PROAMAZONAS, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfiere los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Cuadragésima. Dispónese que, durante el Año Fiscal 2021, las modificaciones presupuestarias en el nivel institucional que se requieran realizar como consecuencia de los mecanismos de reforma de la estructura del Estado a los que se refiere el Título III del Decreto Supremo 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado", se realizan conforme al mecanismo establecido en el artículo 78 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Cuadragésima Primera. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 23 973 669,00 (VEINTITRÉS MILLONES NOVECIENTOS SETENTA Y TRES MIL SEISCIENTOS SESENTA Y NUEVE Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar las acciones de operación y mantenimiento de las plantas temporales de tratamiento de agua para consumo humano en zonas rurales pobres y de extrema pobreza; y de módulos de captación de agua de lluvia en zonas de selva, implementados en el marco de declaratorias de emergencia, así como la intervención social a través de promotores sociales y supervisores sanitarios para efectos de mantener una participación activa de las comunidades nativas involucradas en la supervisión del buen funcionamiento de los mencionados sistemas, operación y uso de las plantas de tratamiento de agua, higiene y lavado de manos.
Para tal fin, el Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2021, queda facultado a realizar las acciones e intervenciones señaladas en el párrafo precedente.
El Ministerio de Vivienda, Construcción y Saneamiento debe suscribir los convenios que correspondan para garantizar la ejecución de las acciones e intervenciones a las que se refiere la presente disposición.

Cuadragésima Segunda. Dispónese que el otorgamiento de las subvenciones previstas en el Anexo A de la presente ley, a favor de los Centros de Innovación Productiva y Transferencia Tecnológica-CITE Artesanales y Turísticos, se sujeta al cumplimiento de los compromisos estipulados en los convenios de desempeño que para tal efecto suscribe el Ministerio de Comercio Exterior y Turismo, con los referidos CITE Artesanales y Turísticos.

Cuadragésima Tercera. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado en el pliego Organismo de Formalización de la Propiedad Informal (COFOPRI), hasta por la suma de S/ 13 207 500,00

(TRECE MILLONES DOSCIENTOS SIETE MIL QUINIENTOS Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados exclusivamente al financiamiento del Plan Nacional de Catastro Urbano.

Los recursos a los que se refiere la presente disposición no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la referida disposición.

Cuadragésima Cuarta. Establézcase que, en el Año Fiscal 2021, las modificaciones presupuestarias en el nivel funcional programático que realicen los pliegos durante el primer trimestre de dicho año fiscal, en el marco de lo señalado en el literal b) del inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, tienen como plazo para la presentación de solicitudes de informe favorable de la Dirección General de Presupuesto Público hasta el 1 de marzo de 2021, el plazo para la emisión del mencionado informe favorables es hasta el 26 de marzo de 2021, y el plazo para realizar dichas modificaciones presupuestarias es hasta el 31 de marzo de 2021.

Cuadragésima Quinta. Autorizase al Ministerio de Educación, durante el Año Fiscal 2021, a otorgar subvenciones económicas a favor de las personas naturales comprendidas dentro de los alcances de sentencias supranacionales o acuerdos de solución amistosa suscritos por el Estado Peruano, respecto del cumplimiento de las obligaciones o mandatos que por competencia deban ser ejecutadas por el Ministerio de Educación, y siempre que el cumplimiento de dichas obligaciones no pueda ser atendido directamente a través de los servicios que presta el sector.

Las subvenciones a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego, y se sujetan estrictamente a los términos contenidos en las sentencias supranacionales o acuerdos de solución amistosa.

La resolución ministerial referida en el párrafo precedente, que debe contar con el informe previo favorable de la Oficina de Planificación Estratégica y Presupuesto o la que haga sus veces, aprueba el listado de beneficiarios, el monto, las condiciones, la forma de cumplimiento y características de la subvención a otorgar, los mecanismos de rendición de cuentas, el responsable del monitoreo y seguimiento, así como las demás disposiciones que resulten necesarias para su mejor implementación. Dicha resolución se publica en el diario oficial El Peruano.

Los beneficiarios de las subvenciones reguladas en la presente disposición destinan los citados recursos únicamente a los fines para los cuales se autoriza su otorgamiento.

Las subvenciones a que hace referencia la presente disposición se financian con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público.

Cuadragésima Sexta. Dispónese que, durante el Año Fiscal 2021, las disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal previstas en la presente ley no son aplicables para la implementación de lo establecido en la Ley 29816, Ley de Fortalecimiento de la SUNAT.

Cuadragésima Sétima. Autorizase, durante el Año Fiscal 2021, al Programa Nacional de Alimentación Escolar Qali Warma del pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), a utilizar los saldos presupuestales que se generen durante la prestación del servicio alimentario, para la adquisición de alimentos para ser destinados en favor de personas en situación de vulnerabilidad, para lo cual facúltase a dicho Programa Nacional a realizar, excepcionalmente la adquisición de alimentos para ser destinados en favor de personas en situación de vulnerabilidad, en coordinación con las municipalidades distritales, ministerios y el Instituto Nacional de Defensa Civil (INDECI).

Para tal fin, se autoriza al pliego MIDIS, a través del Programa Nacional de Alimentación Escolar Qali Warma, a realizar las modificaciones presupuestarias en el nivel funcional programático que sean necesarias para los fines señalados en el párrafo precedente, quedando exceptuado de las limitaciones contenidas en los literales a), b) y d) del inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Cuadragésima Octava. Autorizase a la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA), durante el año fiscal 2021, para aprobar transferencias financieras a favor de la Oficina de las Naciones Unidas contra la Droga y el Delito (UNODC), y a celebrar el convenio de cooperación técnica con dicho organismo internacional, para la asistencia técnica al Estado Peruano en la implementación del sistema de monitoreo de control de la producción y comercio de cocaína.

El convenio es suscrito por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Presupuesto en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del acuerdo. DEVIDA, bajo responsabilidad de su titular debe proveer información a la Contraloría General de la República, de ser solicitado por esta.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego DEVIDA, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los saldos no utilizados de los recursos transferidos por DEVIDA a los que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de la UNODC en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, costos compartidos u otras modalidades similares, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego DEVIDA, sin demandar recursos adicionales al Tesoro Público.

Cuadragésima Novena. Exceptúese a la Contraloría General de la República, durante el Año Fiscal 2021, de lo dispuesto en los artículos 6 y 8 de la presente ley, a fin de garantizar la implementación de la Ley 30742, Ley de Fortalecimiento de la Contraloría General de la República y del Sistema Nacional de Control, con la incorporación del personal de los órganos de control institucional de las entidades del Gobierno Nacional, gobiernos regionales, gobiernos locales y entidades de tratamiento empresarial, empresas públicas en el ámbito del Fondo Nacional de Financiamiento



de la Actividad Empresarial del Estado (FONAFE), Fondos y otros similares sujetos al Sistema Nacional de Control, a la Contraloría General de la República, de manera progresiva, la incorporación de nuevo personal para el fortalecimiento de la entidad y la incorporación de nuevo personal del Programa de Formación e Incorporación de Nuevos Talentos en Control Gubernamental.

Quincuagésima. Autorízase, durante el Año Fiscal 2021, al Ministerio de Vivienda, Construcción y Saneamiento a realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, por la fuente de financiamiento de Recursos Ordinarios, hasta por la suma de S/ 20 095 000,00 (VEINTE MILLONES NOVENTA Y CINCO MIL Y 00/100 SOLES), para lo cual queda exceptuado de los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, así como del artículo 13 de la presente ley.

Para tal fin, se autoriza al Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2021, a adquirir Módulos Temporales de Vivienda para la atención de la población afectada o damnificada en caso de peligro inminente o desastres, a consecuencia del impacto de peligros generados por fenómenos de origen natural o inducidos por acción humana, en las circunscripciones territoriales que cuenten con declaratoria de estado de emergencia vigente, siempre que se verifique el agotamiento o inminente agotamiento de los bienes adquiridos en mérito al Decreto de Urgencia 061-2020.

Quincuagésima Primera. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2021, para realizar modificaciones presupuestarias en el nivel institucional, a favor de los gobiernos locales, hasta por la suma de S/ 195 875 760,00 (CIENTO NOVENTA Y CINCO MILLONES OCHOCIENTOS SETENTA Y CINCO MIL SETECIENTOS SESENTA Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para el financiamiento de las acciones fortalecimiento de las capacidades de gestión vial, de mantenimiento, ejecución y consultorías de obras de infraestructura vial en el marco del programa de inversión de código PROG-23-2012-SNIP- Gestión del Programa y Otros: Programa de Apoyo al Transporte Subnacional - PATS. Dichas modificaciones presupuestarias se aprueban, previa suscripción de convenio, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y por el ministro de Transportes y Comunicaciones, a propuesta de este último. Los decretos supremos se publican hasta el 30 de marzo de 2021.

El Ministerio de Transportes y Comunicaciones, a través de Provias Descentralizado y los pliegos habilitados, deben suscribir convenios que permitan realizar el seguimiento y monitoreo sobre el avance físico y financiero de los recursos que se transfieren en el marco de lo establecido en la presente disposición y del cumplimento de las acciones contenidas en el convenio al que se refiere el párrafo precedente.

La autorización otorgada por la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su transferencia conforme a la presente disposición.

Dentro de los quince (15) días hábiles posteriores al cumplimiento del plazo señalado para la publicación de los decretos supremos en el primer párrafo de la presente disposición, el Ministro de Transportes y Comunicaciones acude a la Comisión de Presupuesto y Cuenta General de la República a informar sobre las transferencias efectuadas y los saldos de los recursos a los que hace referencia la presente disposición.

Quincuagésima Segunda. Autorízase, durante el Año Fiscal 2021, al Ministerio de Comercio Exterior y Turismo a otorgar subvenciones a favor de las unidades económicas artesanales y de personas naturales y jurídicas privadas que realicen y/o promuevan actividades de promoción, comercialización y/o articulación comercial de artesanías, hasta la suma de S/ 2 500 000,00 (DOS MILLONES QUINIENTOS MIL Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional, por la fuente de financiamiento Recursos Directamente Recaudados, provenientes del treinta por ciento (30%) de la recaudación que se destina al Ministerio de Comercio Exterior y Turismo, en aplicación del literal d) del artículo 42 de la Ley 27153, modificado mediante Decreto Legislativo 1475, Decreto Legislativo que dispone la Reactivación y Promoción de la actividad Artesanal a cargo del Ministerio de Comercio Exterior y Turismo, en el marco de la emergencia sanitaria por el COVID-19, y sin demandar recursos adicionales al Tesoro Público, para la reactivación y promoción de la actividad artesanal en el marco de la Estrategia para Reactivar y Promover la Actividad Artesanal.

Las subvenciones a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de Comercio Exterior y Turismo, previo informe favorable de su oficina de presupuesto o la que haga sus veces en el pliego y se publica en el diario oficial El Peruano.

Para tal efecto, el Ministerio de Comercio Exterior y Turismo, mediante resolución ministerial, aprueba la "Estrategia para Reactivar y Promover la Actividad Artesanal", que tiene por objeto cofinanciar capital de trabajo y la formalización de las unidades económicas artesanales; así como, cofinanciar a personas naturales y jurídicas privadas que realicen y/o promuevan actividades de promoción, comercialización y/o articulación comercial de artesanías.

El Ministerio de Comercio Exterior y Turismo es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su otorgamiento conforme a la presente disposición. Asimismo, el Ministerio de Comercio Exterior y Turismo, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las unidades económicas artesanales, así como para la evaluación por parte del Ministerio de Comercio Exterior y Turismo de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

Quincuagésima Tercera. Dispónese, que en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos hasta por la suma de S/ 51 679 290,00 (CINCUENTA Y UN MILLONES SEISCIENTOS SETENTA Y NUEVE MIL DOSCIENTOS NOVENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, con cargo a los saldos no utilizados del Fondo para la Promoción y Desarrollo Turístico Nacional, creado por la Ley 27889, Ley que Crea el Fondo y el Impuesto Extraordinario para la Promoción y Desarrollo Turístico Nacional, exclusivamente, para los fines de dicho Fondo que comprende el financiamiento de actividades y proyectos destinados a la promoción y desarrollo del turismo nacional, según el siguiente detalle:

a) A favor del Ministerio de Comercio Exterior y Turismo (MINCETUR) hasta por la suma de S/ 9 679 290,00 (NUEVE MILLONES SEISCIENTOS SETENTA Y NUEVE MIL DOSCIENTOS NOVENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar proyectos de inversión destinados al desarrollo del turismo nacional a cargo de la Unidad Ejecutora 004 Plan COPESCO Nacional.

b) A favor de la Comisión de Promoción del Perú para la Exportación y el Turismo (PROMPERU), hasta la suma de S/ 42 000 000,00 (CUARENTA Y DOS MILLONES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, para financiar actividades de promoción del turismo.

Los recursos a los que se refiere el primer párrafo de la presente disposición se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente del referido fondo, en lo que les fuera aplicable. Para tal efecto, la Dirección General del Tesoro Público efectúa la asignación financiera correspondiente, de acuerdo con la normatividad del Sistema Nacional de Tesorería.

Los recursos a los que se refiere la presente disposición no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la misma.

Quincuagésima Cuarta. Autorízase, durante el Año Fiscal 2021, al Ministerio de Vivienda, Construcción y Saneamiento, Ministerio de la Producción; Ministerio de Salud, Ministerio de Comercio Exterior y Turismo, Ministerio de Transportes y Comunicaciones y Ministerio de Defensa a realizar modificaciones presupuestarias en el nivel institucional a favor del Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles (SENACE), a fin de garantizar las transferencias de funciones dispuestas en la Ley 29968, Ley que crea el Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles (SENACE), conforme al cronograma de transferencia de funciones aprobado mediante el Decreto Supremo 006-2015-MINAM y su modificatoria.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del sector respectivo, a propuesta de este último.

La autorización otorgada se financia con cargo al presupuesto institucional de cada uno de los Ministerios mencionados en el primer párrafo de la presente disposición, sin demandar recursos adicionales al Tesoro Público.

Quincuagésima Quinta. Autorízase, durante el Año Fiscal 2021, a las entidades cuyas funciones de evaluación, supervisión, fiscalización, control y sanción en materia ambiental deben ser asumidas por el Organismo de Evaluación y Fiscalización Ambiental (OEFA), conforme lo establecido en la Primera Disposición Complementaria Final de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental, a realizar modificaciones presupuestarias en el nivel institucional a favor del OEFA, con la finalidad de garantizar el financiamiento de las transferencias de funciones dispuestas en la Ley 29325.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del sector respectivo, a propuesta de este último.

La autorización otorgada se financia con cargo al presupuesto institucional de cada una de las entidades a las que se refiere el primer párrafo de la presente disposición, sin demandar recursos adicionales al Tesoro Público.

Quincuagésima Sexta. Medidas para la ejecución del gasto público y recursos para el financiamiento de inversiones:

1. Autorízase al Ministerio de Economía y Finanzas, durante el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel institucional y en el nivel funcional programático, según corresponda, con cargo a los recursos del presupuesto institucional de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, por la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las modificaciones presupuestarias en el nivel institucional se aprueban utilizando solo el mecanismo establecido en el artículo 54 del mencionado Decreto Legislativo, y las modificaciones presupuestarias en el nivel funcional programático se aprueban mediante resolución ministerial del Ministerio de Economía y Finanzas. Para tal fin, exceptúase a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales de lo establecido en el artículo 49 del Decreto Legislativo 1440.

2. Autorízase, durante el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel institucional y en el nivel funcional programático, según corresponda, a favor de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, con cargo a los recursos a los que se refiere el numeral precedente transferidos a favor de la Reserva de Contingencia, por la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito. Las transferencias de recursos a los pliegos presupuestarios con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, señaladas en el presente numeral, en la fuente Recursos por Operaciones Oficiales de Créditos se destinan a financiar proyectos de inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones de acuerdo al cumplimiento de metas de gasto de inversión en base a sus cronogramas de ejecución, y al pago del servicio de deuda pública. Las modificaciones presupuestarias en el nivel institucional se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, y las modificaciones presupuestarias en el nivel funcional programático se aprueban mediante resolución ministerial del Ministerio de Economía y Finanzas.

Quincuagésima Sétima. Dispónese que, en el Año Fiscal 2021, los recursos transferidos a favor del Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC) para cofinanciar programas y proyectos en materia de ciencia, tecnología e innovación tecnológica, en el marco de la Trigésima Cuarta Disposición Complementaria de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, se realizan hasta el 31 de mayo de 2021.

Quincuagésima Octava. Exclúyase a la Procuraduría General del Estado, durante el Año Fiscal 2021, de los límites máximos de incorporación de mayores ingresos públicos a los que se refiere el artículo 50 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para efectos de la incorporación de mayores ingresos públicos destinados a gasto corriente para el financiamiento de la ejecución del Plan de Implementación, al que hace



referencia la Séptima Disposición Complementaria Final del Decreto Legislativo 1326. Asimismo, durante el Año Fiscal 2021, la asesoría legal, jurídica y procesal que requiera la Procuraduría General del Estado y los órganos integrantes del Sistema de Defensa Jurídica del Estado para la defensa del estado en procesos arbitrales y judiciales, se contrate dentro del alcance del literal k) del artículo 27 de la Ley 30225, Ley de Contrataciones del Estado.

Quincuagésima Novena. Autorízase, durante el Año Fiscal 2021, al Ministerio de Cultura a incorporar en su presupuesto institucional los recursos que hayan sido generados por la venta de servicios recreativos y culturales, para ser destinados a la contratación de bienes, servicios y adquisición de activos no financieros. Dichos recursos se incorporan conforme a lo establecido en el artículo 50 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Sexagésima. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2021, se han asignado recursos en el pliego Ministerio de Comercio Exterior y Turismo hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), para financiar el otorgamiento de subvenciones a favor de los beneficiarios ganadores del Concurso Público llevado a cabo en el marco del artículo 15 del Reglamento del Programa Turismo Emprende, aprobado mediante Decreto Supremo 002-2019-MINCETUR; para el seguimiento y monitoreo y/o gastos de implementación del Concurso, pudiendo utilizar hasta el diez por ciento (10%) del monto señalado para los referidos gastos de implementación del Concurso. Dichas subvenciones se autorizan conforme a lo establecido en el Decreto Legislativo 1329, Decreto Legislativo que crea el Fondo "Turismo Emprende".
Los recursos a los que se refiere la presente disposición no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en la misma.

Sexagésima Primera. Autorízase al pliego Ministerio de Justicia y Derechos Humanos, durante el Año Fiscal 2021, a incorporar los recursos provenientes de las transferencias financieras realizadas en el marco de lo dispuesto en el inciso x) del numeral 17.1 del artículo 17 del Decreto de Urgencia 014-2019, por hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES); para ser destinados al financiamiento de inversiones relacionadas al cierre de brechas del servicio de reinserción social de los adolescentes en conflicto con la ley penal, de la defensa pública y acceso a la justicia.

Sexagésima Segunda. Autorízase, durante el Año Fiscal 2021, al pliego Gobierno Regional del Departamento de Apurímac a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, hasta por la suma de S/ 35 000 000,00 (TREINTA Y CINCO MILLONES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional para financiar la ejecución del proyecto de inversión "Fortalecimiento de la atención de los servicios de salud en el segundo nivel de atención, categoría II-2, 6° nivel de complejidad nuevo hospital de Andahuaylas - Apurímac", en el marco del Convenio que ambas entidades suscriben. Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta del pliego Gobierno Regional del Departamento de Apurímac.

Sexagésima Tercera. Autorízase al Ministerio de la Producción, durante el Año Fiscal 2021, para aprobar transferencias financieras, hasta por la suma de S/ 20 000 000,00 (VEINTE MILLONES Y 00/100 SOLES) a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356, Ley que fortalece la transparencia y el control en los convenios de administración de recursos con organizaciones internacionales, con el objeto de continuar con la ejecución del proyecto de inversión "Mejoramiento del Servicio de Comercialización del Gran Mercado de Belén-Iquitos, Provincia de Maynas, Departamento de Loreto" (Código 2274894). Dichas transferencias financieras se realizan mediante resolución de titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.
Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.
Los saldos no utilizados de los recursos transferidos por el Ministerio de la Producción, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público una vez culminada la ejecución objeto de los convenios de administración de recursos, de conformidad con lo establecido por el numeral 8 del artículo 20 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.
Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del pliego Ministerio de la Producción.

Sexagésima Cuarta. Autorízase, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas a realizar modificaciones presupuestarias en el nivel institucional con cargo a los recursos previstos por el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, a favor de la Junta Nacional de Justicia, para financiar los concursos públicos de méritos vinculados a las competencias establecidas a este organismo en la Ley 30916, Ley Orgánica de la Junta Nacional de Justicia, el Texto Único Ordenado de la Ley Orgánica del Poder Judicial, aprobado por el Decreto Supremo 017-93-JUS y el Decreto Legislativo 052, Ley Orgánica del Ministerio Público. Dichas modificaciones presupuestarias se autorizan utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440.

Sexagésima Quinta. Dispónese que las condiciones económicas, no económicas y de productividad que se aprueben mediante los procesos de negociación colectiva que se implementen en el marco de lo dispuesto en el Decreto de Urgencia 014-2020, Decreto de Urgencia que regula disposiciones generales necesarias para la negociación colectiva en el Sector Público se encuentra exonerado de la prohibición establecida en el artículo 6 de la presente ley.
Asimismo, dispónese que las condiciones económicas, no económicas y de productividad que se hayan aprobado en convenios colectivos o laudos arbitrales anteriores a la vigencia del Decreto de Urgencia 014-2020 y que se sujeten a lo

dispuesto en la Primera Disposición Complementaria Transitoria del referido Decreto de Urgencia quedan exceptuadas de lo dispuesto en lo establecido en el artículo 6 de la presente ley.

Sexagésima Sexta. La presente ley está vigente desde el 01 de enero hasta el 31 de diciembre de 2021, salvo el literal a) del inciso 9.12.1 del numeral 9.12 del artículo 9, el numeral 16.6 del artículo 16, el literal a) del numeral 31.1 y el numeral 31.3 del artículo 31, el numeral 32.6 del artículo 32, el numeral 1 de la Tercera y la Trigésima Primera Disposiciones Complementarias Finales, y la Primera y Segunda Disposiciones Complementarias Transitorias, que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.
Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2021, de:

i. Las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia 003-2012 para el Programa Nacional para la Prevención y Erradicación de la Violencia contra las Mujeres e Integrantes del Grupo Familiar - AURORA.
ii. El proceso de transferencia dispuesto por la Novena Disposición Complementaria Final de la Ley 29565, Ley de Creación del Ministerio de Cultura.
iii. La Septuagésima Sétima Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017.
iv. La autorización establecida en la Quincuagésima Octava Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, estableciéndose que, para el caso del Programa Nacional de Innovación para la Competitividad y Productividad, la ejecución del gasto se registra en la Partida de Gasto 2.6.7 Inversiones Intangibles.
v. La Décima Sétima para los saldos de balance del Año Fiscal 2020 y la Nonagésima Sexta Disposición Complementaria Final de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, para la cual el monto de los viáticos se sujeta a lo establecido en el Decreto Supremo 007-2013-EF o norma que lo sustituya.
vi. La Septuagésima Novena, Octogésima, Nonagésima, Nonagésima Sétima, Centésima Décimo Quinta y Centésima Trigésima Disposiciones Complementarias Finales de la Ley 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.
vii. El primer párrafo del numeral 23.1 del artículo 23 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, en cuyo marco se realizan las acciones necesarias para el desarrollo de los contenidos técnicos del Programa Presupuestal Orientado a Resultados para la Seguridad Ciudadana, con énfasis en la optimización del gasto de intervenciones de carácter preventivo social y comunitario.
viii. El artículo 14 del Decreto de Urgencia 039-2019, Decreto de Urgencia que establece medidas extraordinarias en materia presupuestaria que contribuyan a la ejecución del gasto público en los años fiscales 2019 y 2020, y aprueban otras medidas.

Sexagésima Sétima. La presente ley, por la naturaleza especial de la materia que regula, tiene prevalencia en su aplicación sobre cualquier otra norma jurídica de rango legal o infralegal que se oponga a lo establecido por la presente ley o limite su aplicación.

Sexagésima Octava. En los procesos arbitrales y los laudos arbitrales en materia laboral, en donde forma parte las entidades del Sector Público, los árbitros deben sujetarse al cumplimiento de las normas de la administración financiera del sector público, así como las medidas en gastos en ingresos de personal y las medidas en austeridad, disciplina y calidad en el gasto público reguladas en la Ley Anual de Presupuesto, respetando los principios constitucionales de equilibro y programación presupuestaria las reglas macrofiscales y las reglas para la estabilidad presupuestaria para cada año fiscal, bajo responsabilidad.

Sexagésima Novena. Dispónese la conformación de un grupo de trabajo a efectos de identificar las mejoras en los procesos de actualización de la información en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), el que está integrado por un representante de la Autoridad Nacional del Servicio Civil, un representante de la Asamblea Nacional de Gobiernos Regionales, un representante de la Contraloría General de la República, y un representante del Ministerio de Economía y Finanzas quien la preside.
El referido grupo de trabajo se conforma de acuerdo a lo que establezca el Ministerio de Economía y Finanzas, mediante Resolución Ministerial, en un plazo no mayor a los diez (10) días calendarios contados a partir de la vigencia de la presente Ley. Las mejoras en los procesos de actualización de la información del AIRHSP identificadas por dicho grupo de trabajo se remiten a la Comisión de Presupuesto y Cuenta General de República del Congreso de la República, hasta el 26 febrero de 2021. En atención a las mejoras identificadas, la Dirección General de Gestión Fiscal de los Recursos Humanos emite, hasta el 26 de marzo de 2021, una resolución directoral para implementar las mejoras identificadas.

Septuagésima. Dispónese, excepcionalmente, que los límites máximos de incorporación de mayores ingresos públicos a los que se refiere el numeral 50.1 del artículo 50 del Decreto Legislativo 1440, para el Año Fiscal 2021, son establecidos y se modifican conforme a lo dispuesto en los numerales 50.1 y 50.2 del mencionado artículo 50, salvo en lo referido a la consistencia y previa evaluación del cumplimiento de las reglas fiscales. Para el Año Fiscal 2021, dichos límites se establecen y modifican en consistencia con la proyección del gasto no financiero establecido en el Marco Macroeconómico Multianual que esté vigente.

Septuagésima Primera. Modificaciones presupuestarias en el nivel funcional programático en el marco de lo regulado en el Decreto de Urgencia 016 – 2020.

1. Para la aplicación de lo señalado en el numeral 4.2 del artículo 4 del Decreto de Urgencia 016- 2020, Decreto de Urgencia que establece medidas en materia de los recursos humanos del Sector Público, autorízase, en el Año Fiscal 2021, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, para realizar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional en la Genérica del Gasto 2.1. "Personal y Obligaciones Sociales" a fin de habilitar las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios"; 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S."; y, 2.3.2 8.1 4 "Aguinaldos de C.A.S.". Para tal efecto, las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales quedan



exceptuadas de lo dispuesto en los numerales 9.1, 9.4 y 9.5 del artículo 9 de la presente norma.

2. Las modificaciones presupuestarias autorizadas en el numeral precedente deben contar con informe favorable de la Dirección General de Presupuesto Público previo informe técnico de la Dirección General de Gestión Fiscal de los Recursos Humanos conforme al numeral 3 del presente artículo. Para tal fin los pliegos deben presentar sus solicitudes de informe favorable al Ministerio de Economía y Finanzas hasta el 12 de noviembre de 2021.

3. En el caso de las entidades del Gobierno Nacional y los Gobiernos Regionales, se requiere el costo y la validación de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculada a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP), y para el caso de Gobiernos Locales, vinculada al costo que implica el uso de recursos públicos.

Septuagésima Segunda. Prorrógase hasta el 30 de junio de 2021, la autorización conferida al Ministerio de Economía y Finanzas de realizar un estudio sobre la situación del Incentivo Único otorgado a través del Comité de Administración del Fondo de Asistencia y Estímulo – CAFAE, prorrogada por la Quinta Disposición Complementaria Final del Decreto de Urgencia 038-2019.
Para tal efecto, la Dirección General de Gestión Fiscal de los Recursos Humanos (DGGFRH) elabora un Informe Técnico con alternativas para una Gestión Fiscal eficiente del Incentivo Único – CAFAE, en consistencia con los lineamientos de la Administración Financiera del Sector Público.
Los titulares de los pliegos presupuestarios, bajo responsabilidad, que cuenten con servidoras públicas y servidores públicos, sujetos al régimen del Decreto Legislativo 276, que reciban el Incentivo Único - CAFAE, remiten a la DGGFRH, de acuerdo al cronograma que establezca dicha Dirección General, la información que permita realizar este estudio; su incumplimiento o deficiencia en la información entregada constituye infracción de responsabilidad funcional.

Septuagésima Tercera. Para la implementación de lo dispuesto en el artículo 4 y la Cuarta Disposición Complementaria Final del Decreto de Urgencia 038-2019, Decreto de Urgencia que establece reglas sobre los ingresos correspondientes a los recursos humanos del Sector Público, los pliegos del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales quedan exceptuados de las prohibiciones establecidas en el artículo 6 y en los numerales 9.1 y 9.12 del artículo 9 de la presente Ley.
Para tal efecto, el análisis y evaluación a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas se desarrolla hasta el mes de agosto del año 2021 y la emisión de las resoluciones hasta el 31 de diciembre de 2021.

Septuagésima Cuarta. Prorrógase hasta el 31 de diciembre de 2021, lo establecido por la Centésima Décima Disposición Complementaria Final de la Ley 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, prorrogada mediante la Sexta Disposición Complementaria Final del Decreto de Urgencia 038-2019, Decreto de Urgencia que establece reglas sobre los ingresos correspondientes a los recursos humanos del Sector Público.
Para la implementación de lo dispuesto en la presente disposición, autorízase a las entidades públicas a realizar modificaciones presupuestarias en el nivel funcional programático, quedando exceptuadas de lo dispuesto el artículo 6 y en los numerales 9.1 y 9.12 del artículo 9 de la presente Ley, previa opinión de la Dirección General de Presupuesto Público respecto al financiamiento, con informe favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos.
Para tal efecto, el análisis y evaluación a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas se desarrolla hasta el mes de agosto de 2021 y la emisión de las resoluciones hasta el 31 de diciembre de 2021.

Septuagésima Quinta. En el marco del proceso de estandarización del Incentivo Único - CAFAE, autorízase al Ministerio de Economía y Finanzas a establecer el nuevo monto de la Escala Base del Incentivo Único - CAFAE, mediante Decreto Supremo, a propuesta de la Dirección General de Gestión Fiscal de los Recursos Humanos en coordinación con la Dirección General de Presupuesto Público, así como a dictar las disposiciones complementarias que resulten necesarias.
Para cuyo efecto, las entidades públicas quedan exoneradas de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, y en el literal a.5 de la Novena Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.
La implementación de esta disposición se financia con cargo a los recursos del presupuesto institucional de las respectivas entidades y, en caso corresponda, con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichos recursos se transfieren utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440.
La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

Septuagésima Sexta. Dispónese que la creación de las siguientes unidades ejecutoras, durante el Año Fiscal 2021, se sujetan al presupuesto institucional de las entidades respectivas en las que se creen, sin demandar recursos adicionales al Tesoro Público y para tal efecto, los pliegos presupuestarios que propongan su creación quedan exceptuados solo del requisito del monto del presupuesto anual por toda fuente de financiamiento establecido en el inciso 3, numeral 68.4 del artículo 68 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público:

a) Ugel Intercultural Bilingüe y Rural Imaza – Bagua en el gobierno regional del departamento de Amazonas.
b) Hospital Estratégico II – 1 Saul Garrido Rosillo en el gobierno regional de departamento de Tumbes.
c) Hospital Provincia de Ferreñafe en el gobierno regional del departamento de Lambayeque.
d) Hospital de Apoyo Sihuas en el gobierno regional del departamento Ancash.
e) Salud Pataz en el gobierno regional del departamento de La Libertad.
f) Red De Salud Lauricocha en el gobierno regional del departamento de Huánuco.
g) Red De Salud Yarowilca en el gobierno regional del departamento de Huánuco.

h) Red de Salud de San Antonio de Pútina en el gobierno regional del departamento de Puno.
i) Hospital de Lircay en el Pliego Gobierno Regional del departamento de Huancavelica

Septuagésima Sétima. Autorízase, de manera excepcional, durante el Año Fiscal 2021, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor de la Contraloría General de la República, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 55 000 000,00 (CINCUENTA Y CINCO MILLONES Y 00/100 SOLES), para financiar la contratación de personal vinculado a intervenciones de control gubernamental. Dichas modificaciones presupuestarias se aprueban utilizando solo el mecanismo establecido en el artículo 54 del Decreto Legislativo Nº 1440, a solicitud del Titular de la Contraloría General de la República.

Septuagésima Octava. Autorízase a las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, durante el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel funcional programático para financiar las transferencias financieras que efectúen a favor de la Contraloría General de la República, en el marco de la Tercera Disposición Complementaria Final de la Ley 30742, Ley de fortalecimiento de la Contraloría General de la República y del Sistema Nacional de Control.
Para tal efecto, las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales quedan exceptuadas de las restricciones previstas en los numerales 9.4 del artículo 9 de la presente ley.

Septuagésima Novena. Autorízase, durante el Año Fiscal 2021, con cargo a la emisión de bonos aprobada en el artículo 6 de la Ley de Endeudamiento del Sector Público para el Año Fiscal 2021, a financiar gastos de capital y, excepcionalmente, gastos corrientes no permanentes, los cuales contemplan todo gasto que se realice en el marco de prevención y contención del COVID-19, hasta por la suma de S/ 932 338 419,00 (NOVECIENTOS TREINTA Y DOS MILLONES TRESCIENTOS TREINTA Y OCHO MIL CUATROCIENTOS DIECINUEVE Y 00/100 SOLES).

Octogésima. Autorízase al Gobierno Regional del Departamento de La Libertad, en el Año Fiscal 2021, a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Desarrollo Agrario y Riego, con cargo a los recursos de su presupuesto institucional en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para financiar la ejecución del proyecto de inversión "PROYECTO CHAVIMOCHIC TERCERA ETAPA", con código único de inversiones 2077997, en el marco del convenio que ambas entidades suscriben. Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo Agrario y Riego, a propuesta del Gobierno Regional del Departamento de La Libertad. Los decretos supremos se publican hasta el 31 enero de 2021.

Octogésima Primera. Declárese de necesidad pública e interés nacional los siguientes proyectos de inversión: Elaboración de los estudios y ejecución del saneamiento integral de Chiclayo, Autopista Chiclayo Ferreñafe y el Mejoramiento y Ampliación del establecimiento de salud de Tucume, los que se sujetan a la normatividad vigente.

Octogésima Segunda. Autorízase, durante el Año Fiscal 2021, a los gobiernos regionales a asignar los créditos presupuestarios de la Genérica del Gasto "Bienes y Servicios" en la correspondiente cadena funcional programática de los consejos regionales, por la fuente de financiamiento Recursos Ordinarios, con la finalidad de contratar personal a efectos de ejercer la acción fiscalizadora que por mandato de la ley tienen asignado.

Octogésima Tercera. Exceptúase del artículo 6° y de los numerales 9.1 y 9.5 del artículo 9° de la presente Ley a los gobiernos locales, cuyo devengado en las Partidas de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo", 2.2.1 "Pensiones" y 2.3.2.8.1 "Contrato Administrativo de Servicios" del Año Fiscal 2019 fue mayor al 60% del devengado en gasto corriente de dicho año, para la entrega de un incentivo económico a favor de los trabajadores de los gobiernos locales sujetos al régimen del Decreto Legislativo 728 que acuerden disolver su vínculo laboral por mutuo disenso, en el marco de lo dispuesto en el literal d) del artículo 16 del Texto Único Ordenado del Decreto Legislativo 728, aprobado mediante Decreto Supremo 003-97-TR; previa opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos, con opinión técnica de la Dirección General de Presupuesto Público, sobre la verificación del cumplimiento del 60% del devengado antes mencionado.
El mutuo disenso contempla los siguientes requisitos: i) solo pueden ser incluidos en el mutuo disenso los trabajadores menores de 69 años bajo el mismo régimen laboral; ii) que el total de trabajadores que se acogen al mutuo disenso no puede ser mayor al 10% de trabajadores en el Gobierno Local bajo dicho régimen laboral; y, iii) que el monto del incentivo no puede superar el equivalente a una remuneración y media mensual por cada año completo de prestación de servicios, hasta un tope de 12 remuneraciones.
Para fines de la opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos, en coordinación con la Dirección General de Presupuesto Público, el Gobierno Local debe presentar los informes técnicos de los jefes de las oficinas de Presupuesto Público y de Recursos Humanos, o los que hagan sus veces, bajo responsabilidad, sobre el cumplimiento de los requisitos establecidos en la presente disposición.
Mediante Resolución de Alcaldía se regulan los procedimientos internos para la ejecución del incentivo.
Los trabajadores que acuerden su desvinculación por mutuo disenso no pueden tener ningún vínculo laboral o contractual en el mismo gobierno local o en otro gobierno local que haya implementado la presente disposición por un plazo de 5 años. En las plazas que queden vacantes por esta medida, no se puede contratar a nuevo personal.

Octogésima Cuarta. Prorrógase hasta el 31 de diciembre de 2021, lo establecido por la Septuagésima Primera Disposición Complementaria Final de la Ley 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.
Para dicho efecto, mediante Decreto Supremo, refrendado por el Ministro de Economía y Finanzas, a propuesta de la Dirección General de Gestión Fiscal de los Recursos Humanos, se define los ingresos de personal que puedan ser otorgados con cargo a los recursos generados por los centros de producción y similares, los mismos que no tienen carácter remunerativo ni pensionable, no están afectos a cargas sociales ni forman parte de la base de cálculo para



la determinación de cualquier beneficio, compensación u otro de similar naturaleza y son registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP). Para tal efecto, el análisis y evaluación a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas se desarrolla hasta el mes de agosto del año 2021 y la emisión del decreto supremo hasta el 31 de diciembre de 2021.

Para la implementación de lo dispuesto en el segundo párrafo de la presente disposición las universidades públicas quedan exoneradas de lo dispuesto en los artículos 6 y del numeral 9.1 del artículo 9 de la presente Ley.

Octogésima Quinta. Para efectos del proceso de fortalecimiento institucional de la Agencia de Promoción de la Inversión Privada -PROINVERSIÓN, establecido en la Octava Disposición Complementaria Final del Decreto de Urgencia 021-2020, se dispone que se exceptúe a esta entidad de la prohibición establecida en el numeral 8.1 del artículo 8 de la presente ley.

Octogésima Sexta. Financiamiento del servicio de internet para estudiantes y docentes de universidades públicas

1. Autorízase al Pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas, con cargo a su presupuesto institucional, hasta por la suma de S/ 69 070 050,00 (SESENTA Y NUEVE MILLONES SETENTA MIL CINCUENTA Y 00/100 SOLES), para financiar la contratación de servicios de internet para estudiantes y docentes de universidades públicas conforme a lo establecido en el numeral 2. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último. Dicho decreto supremo debe ser publicado hasta el 30 de enero de 2021.

2. Autorízase a las universidades públicas, de manera excepcional durante el Año Fiscal 2021, a efectuar la contratación de servicios de internet, con sus respectivos módems externos, USB o chips, para ser utilizados por los estudiantes de pregrado de las universidades públicas que cuenten con matrícula vigente y se encuentran en situación de vulnerabilidad económica, así como también por sus docentes ordinarios y contratados con carga lectiva vigente, de acuerdo a los criterios que se establezcan mediante decreto supremo del Ministerio de Educación refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último; a fin de garantizar la continuidad del servicio educativo de pregrado en las universidades públicas a través de la prestación de dicho servicio de forma no presencial o remota, en el marco de las acciones preventivas y de control ante el brote del COVID-19.

3. Para la determinación de los montos máximos por universidad pública de las modificaciones presupuestarias autorizadas por el numeral 1 se debe considerar lo establecido en el numeral 2.

Octogésima Sétima. Prorrógase, hasta el 31 de diciembre de 2021, lo siguiente:

i. El artículo 6 del Decreto de Urgencia 002-2017, Decreto de Urgencia que regula medidas para la atención de emergencias ante la ocurrencia de lluvias y peligros asociados durante el año 2017.

ii. El artículo 14 del Decreto de Urgencia 004-2017, Decreto de Urgencia que aprueba medidas para estimular la economía así como para la atención de intervenciones ante la ocurrencia de lluvias y peligros asociados.

iii. Los artículos 2, 3, 4 y 5, y Segunda y Tercera Disposición Complementaria Final del Decreto de Urgencia 010-2017, Decreto de Urgencia que aprueba medidas extraordinarias para el otorgamiento de subsidios destinados a la reconstrucción en las zonas declaradas en emergencia por la ocurrencia de lluvias y peligros asociados del 2017.

iv. Los artículos 4 y 6, y Segunda y Tercera Disposición Complementaria Final del Decreto de Urgencia 013-2017, Decreto de Urgencia que aprueba medidas extraordinarias para la ejecución de "Proyectos de Vivienda de Interés Social" destinados a la reubicación de la población damnificada por la ocurrencia de lluvias y peligros asociados del 2017.

Octogésima Octava. Proceso de implementación de Normas Internacionales de Contabilidad del Sector Público

Dispónese que, en el Año Fiscal 2021, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, quedan autorizadas a destinar recursos de sus respectivos presupuestos institucionales, para financiar la implementación de las Normas Internacionales de Contabilidad del Sector Público, conforme a las disposiciones que emita la Dirección General de Contabilidad Pública.

Para tal efecto, las entidades pueden realizar modificaciones presupuestarias en el nivel funcional programático sujetándose a la normatividad vigente.

Octogésima Novena. Autorízase durante el Año Fiscal 2021, al Ministerio del Interior para realizar transferencias financieras a favor del Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú, creado mediante la Quincuagésima Quinta Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano y se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas.

El Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú puede recibir recursos provenientes de donaciones, cooperación técnica y otras fuentes, en el marco de la normatividad vigente.

Los recursos del referido Fondo se incorporan en el presupuesto institucional del pliego Intendencia Nacional de Bomberos del Perú - INBP, en la fuente de financiamiento Recursos Determinados, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Interior, a propuesta de este último.

El pliego Intendencia Nacional de Bomberos del Perú – INBP queda autorizado al otorgamiento de la subvención única a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en caso de invalidez permanente o fallecimiento en actos de servicio, en los términos previstos en el Reglamento de la Quincuagésima Quinta Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017; así como al otorgamiento de los beneficios póstumos a favor de los sobrevivientes de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú fallecidos en actos de servicio, que a la fecha de entrada en vigencia de la Ley 30684 hayan sido declarados héroes del Cuerpo General de Bomberos Voluntarios del Perú, en los términos previstos en el Reglamento de la Ley 30684, Ley que otorga por única

vez beneficios póstumos a los bomberos declarados héroes del Cuerpo General de Bomberos Voluntarios del Perú, cuyo financiamiento se realiza con cargo al Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú creado mediante la Quincuagésima Quinta Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017.

El otorgamiento de la referida subvención única y los beneficios póstumos se aprueban mediante resolución del titular del pliego Intendencia Nacional de Bomberos del Perú, la cual se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el ministro del Interior, de ser necesario, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición.

Nonagésima. Autorízase, en el Año Fiscal 2021, a los gobiernos locales para incorporar en su presupuesto institucional los recursos provenientes de la fuente de financiamiento Recursos Directamente Recaudados, conforme a lo establecido en el artículo 50 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para financiar en el marco de sus competencias y conforme a la normatividad vigente, la ejecución de proyectos de inversión en tecnología de la información (TI) viables de corta duración y/o la contratación de servicios digitales que permitan el acceso y universalización a servicios como telesalud o telemedicina, teleducación, trabajo remoto y gobierno digital o gobierno en línea.

Nonagésima Primera. Financiamiento para las actividades para la elaboración del Plan de Desarrollo Metropolitano de Lima y Callao

1 Autorízase, en el Año Fiscal 2021, al Ministerio de Vivienda, Construcción y Saneamiento a realizar modificaciones presupuestarias en el nivel funcional programático hasta por la suma de S/ 5 997 233,00 (CINCO MILLONES NOVECIENTOS NOVENTA Y SIETE MIL DOSCIENTOS TREINTA Y TRES Y 00/100 SOLES), para financiar las actividades para la elaboración del Plan de Desarrollo Metropolitano de Lima y Callao.

2 Para tal efecto, exceptúese a dicho Ministerio de lo establecido en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Nonagésima Segunda. Autorízase, de manera excepcional y por única vez, el otorgamiento de un bono para la reactivación económica a favor del siguiente personal:

1. Personal del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales, conforme al siguiente detalle:

    a) Para el personal médico, bajo los alcances de los Decretos Legislativos N°s. 1153 y 1057, el bono para la reactivación económica es equivalente a la suma de S/ 3 000,00 (TRES MIL Y 00/100 SOLES).

    b) Para el profesional de la salud no médico, bajo los alcances de los Decretos Legislativos N°s. 1153 y 1057, el bono para la reactivación económica es equivalente a la suma de S/ 2 500,00 (DOS MIL QUINIENTOS Y 00/100 SOLES).

    c) Para el personal técnico asistencial, auxiliar asistencial y personal administrativo, bajo los alcances de los Decretos Legislativos N°s 1153, 1057 y 276, el bono para la reactivación económica es equivalente a la suma de S/ 1 500,00 (MIL QUINIENTOS Y 00/100 SOLES).

    d) Para los profesionales de la salud que se encuentran realizando el Servicio Rural y Urbano Marginal de Salud - SERUMS y desarrollando la segunda especialización en la modalidad de residentado, el monto del bono para la reactivación económica se otorga conforme a lo señalado en los literales a) y b), según corresponda.

    e) El personal contratado de manera temporal en el marco de la emergencia sanitaria, bajo los alcances del Decreto Legislativo N° 1057, que ingresaron exceptuados del artículo 8 de la citada norma, no se encuentran comprendidos en los alcances del presente numeral.

2. Personal de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, bajo los alcances de los Decretos Legislativos N°s. 276, 728, 1057, 1024 y de la Ley N° 30057, así como el personal comprendido en las normas que regulan las carreras especiales; conforme al siguiente detalle:

    a) Para el personal que percibe como ingreso mensual bruto un monto menor o igual a

       S/ 1500,00 (MIL QUINIENTOS Y 00/100 SOLES), el bono para la reactivación económica es equivalente a la suma de S/ 500,00 (QUINIENTOS Y 00/100 SOLES).

    b) Para el personal que percibe como ingreso mensual bruto un monto superior a S/ 1500,00 (MIL QUINIENTOS Y 00/100 SOLES), el bono para la reactivación económica es equivalente a la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

3. El personal contratado de manera temporal en el marco de la emergencia sanitaria, bajo los alcances del Decreto Legislativo 1057, que ingresaron exceptuados del artículo 8 de la citada norma, percibe el bono a que se refiere el numeral 2 de la presente disposición.

Es incompatible la percepción simultánea del bono establecido en la presente disposición. En caso el personal se encuentre en dos o más supuestos, le corresponde percibir únicamente el monto mayor.

El bono para la reactivación económica se entrega por única vez en el mes de diciembre de 2020, y no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeto a cargas sociales, ni forma parte de la base de cálculo para la determinación de cualquier beneficio, compensación u otro de similar naturaleza.

Para las entidades del Gobierno Nacional y de los Gobiernos Regionales, el personal beneficiario del otorgamiento del bono de reactivación económica, debe encontrarse registrado en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público del Ministerio de Economía y Finanzas.

Para la implementación de lo establecido en la presente disposición, autorízase al Ministerio de Economía y

Finanzas, en el Año Fiscal 2020, a realizar las modificaciones presupuestarias en el nivel institucional, a favor de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, las que se aprueban utilizando solo el mecanismo establecido en el artículo 54 del mencionado Decreto Legislativo. Asimismo, para efectos de lo establecido en la presente disposición exceptúase a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales de lo establecido en el artículo 6 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020.

Exclúyase de los alcances de la presente disposición a los trabajadores de los organismos públicos descentralizados de los Gobiernos Regionales y los Gobiernos Locales, las empresas públicas de los tres niveles de gobierno, las empresas públicas que se encuentran bajo el ámbito del FONAFE, del Seguro Social de Salud - Essalud, del Banco Central de Reserva y de la Superintendencia de Banca y Seguros y AFP. Asimismo, se encuentran excluidos los funcionarios públicos a que se refiere el artículo 52 de la Ley 30057.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

Nonagésima Tercera. Autorízase, durante el Año Fiscal 2020, a la Contraloría General de la República a realizar modificaciones presupuestarias en el nivel funcional programático con cargo a los saldos disponibles según la proyección al cierre del Año Fiscal 2020 de los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, quedando exceptuada de las restricciones previstas en los numerales 9.1, 9.2, 9.4, 9.5 y 9.9 del artículo 9 del Decreto de Urgencia 014-2019, Decreto de Urgencia que aprueba el Presupuesto del Sector Público para el Año Fiscal 2020, para financiar el pago de la deuda pendiente a favor de los integrantes de la Asociación de Cesantes y Jubilados de la Contraloría General de la República.

La exoneración, a que se refiere el primer párrafo, no exime a la Contraloría General de la República del requisito de contar con la opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos y de la Dirección General de Presupuesto Público, según corresponda.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Nonagésima Cuarta. Continuidad de la ejecución de las acciones de mantenimiento de infraestructura vial, y de inversiones en el marco de la reactivación económica

1. Con el objetivo de asegurar la continuidad de la ejecución de las acciones de mantenimiento de infraestructura vial de la Red Vial Nacional y Vecinal financiadas con cargo a los recursos transferidos mediante el numeral 21.1 del artículo 21 del Decreto de Urgencia 070-2020, y de las inversiones financiadas con cargo a los recursos transferidos mediante el numeral 2.2 del artículo 2, el numeral 4.8 del artículo 4, numerales 5.1 y 5.6 del artículo 5, numeral 6.1 del artículo 6, numeral 15.1 del artículo 15 del Decreto de Urgencia 070-2020, y el numeral 2.1 del artículo 2 del Decreto de Urgencia 114-2020, autorízase al Poder Ejecutivo, para incorporar en el presupuesto institucional del Año Fiscal 2021 de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, los créditos presupuestarios que fueron comprometidos y no devengados al 31 de diciembre de 2020, de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, financiados con los Decretos de Urgencia antes señalados. El compromiso se determina en función al registro en el Sistema Integrado de Administración financiera (SIAF) y de los contratos derivados del procedimiento de selección en el ámbito de aplicación de la Ley de Contrataciones del Estado registrados al 31 de diciembre de 2020, en el Sistema Electrónico de Contrataciones del Estado (SEACE), conforme a las validaciones de la interfaz SIAF-SEACE y a la información que remita formalmente el Organismo Supervisor de las Contrataciones del Estado (OSCE) correspondiente a los registros realizados hasta dicha fecha.
2. La incorporación de los recursos a los que se refiere el numeral precedente se autoriza hasta el 31 de marzo de 2021, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente para el caso del Gobierno Nacional y refrendado solo por el Ministro de Economía y Finanzas, para el caso de gobiernos regionales y gobiernos locales. Dichos decretos supremos se publican hasta el 30 de marzo de 2021. La referida incorporación de créditos presupuestarios se realiza con cargo a los saldos provenientes de los montos no devengados al 31 de diciembre de 2020, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, revertidos a las cuentas del Tesoro Público denominadas "COVID-19 2020", en cumplimiento de lo dispuesto por el numeral 5.4 del artículo 5 del Decreto de Urgencia 051-2020.
3. Lo dispuesto en los numerales precedentes es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2021, por parte del respectivo pliego, para las acciones a las que se refiere el numeral 1.
4. Para los fines a los que se refiere el presente artículo, autorízase al Poder Ejecutivo, excepcionalmente, a financiar con los recursos de operaciones de endeudamiento, en el marco del Decreto de Urgencia 070-2020 al que se hace referencia en el numeral 2, los gastos de mantenimiento y de las Inversiones de Optimización, de Ampliación Marginal, de Rehabilitación y de Reposición (IOARR).
5. Los saldos provenientes de montos no devengados al 31 de diciembre de 2021 y los devengados no girados al 31 de enero del 2022, autorizados para el financiamiento de los fines previstos en el presente artículo, revierten a la Cuenta Principal del Tesoro Público, para cuyo efecto se autoriza a la Dirección General del Tesoro Público a extornar los saldos de las Asignaciones Financieras por los mencionados montos.

Nonagésima Quinta. Autorízase, durante el Año Fiscal 2021, a la Presidencia del Consejo de Ministros para efectuar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Cultura en el marco de lo dispuesto por el Decreto Supremo 016-2020-MC, que aprueba el cambio de dependencia del Proyecto Especial Bicentenario de la Independencia del Perú, de la Presidencia del Consejo de Ministros al Ministerio de Cultura. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el Ministro de Economía y Finanzas, el Ministro de Cultura y el Presidente del Consejo de Ministros, a propuesta de este último.

Nonagésima Sexta. Proceso de nombramiento en el Ministerio de Salud, sus organismos públicos, los gobiernos regionales y las comunidades locales de administración en salud (CLAS)

1. Autorízase al Ministerio de Salud, sus organismos públicos, los gobiernos regionales y las comunidades locales de administración en salud (CLAS), a continuar con el proceso de nombramiento de hasta el 40% (cuarenta por ciento) de los profesionales de la salud, técnicos y auxiliares asistenciales de la salud, a que se refiere el artículo 14 del Decreto de Urgencia 016-2020, durante el primer semestre del año 2021.
2. Para el proceso de nombramiento es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro para Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), y en el Presupuesto Analítico de Personal (PAP), según corresponda. Asimismo, que las plazas o puestos a ocupar se encuentren registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (AIRHSP) a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y cuenten con la respectiva certificación del crédito presupuestario.
3. Para efecto de lo establecido en el numeral 1 del presente artículo, autorízase, durante el Año Fiscal 2021, al Ministerio de Salud, a sus organismos públicos y a los gobiernos regionales para realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a su presupuesto institucional, quedando exceptuadas dichas entidades de lo dispuesto en los numerales 9.1 y 9.4 del artículo 9 de la presente Ley. Asimismo, el Ministerio de Salud, sus organismos públicos y los gobiernos regionales quedan exceptuados de lo establecido en el numeral 8.1 del artículo 8 de la presente Ley.
4. El financiamiento de lo dispuesto en la presente disposición se realiza con cargo a los recursos del presupuesto institucional del Ministerio de Salud, sus organismos públicos y los gobiernos regionales en el marco de lo señalado en el numeral 3 del presente artículo y a los recursos a los que se refiere el literal b) del numeral 32.1 del artículo 32 de la presente Ley.

Nonagésima Sétima. Durante el Año Fiscal 2021, en el marco del proceso de absorción de los Órganos de Control Institucional a la Contraloría General de la República, las entidades del Gobierno Nacional, gobiernos regionales, gobiernos locales, así como las entidades de tratamiento empresarial, empresas públicas en el ámbito de FONAFE, fondos y toda entidad o empresa bajo el ámbito del Sistema Nacional de Control, mantienen con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, el financiamiento para la asignación de recursos humanos para el apoyo técnico administrativo, así como de recursos logísticos tales como servicios, mobiliario y materiales; e infraestructura necesaria para garantizar el normal desempeño de las funciones en los órganos de control institucional (OCI).

Excepcionalmente, la Contraloría General de la República podrá incorporar a los OCI de las entidades señaladas en el párrafo anterior, que no hayan realizado la transferencia financiera sin perjuicio de continuar con las gestiones administrativas e identificación de responsabilidades que correspondan.

Nonagésima Octava. Exceptúase al Pliego 028 de lo dispuesto en el artículo 6 de la presente ley a efectos de continuar la implementación de lo establecido en el Acuerdo 080-2019-2020/MESA-CR en el año 2021 y fortalecer su desarrollo institucional en el marco de lo previsto en la Ley 30647. Para tal efecto, se autoriza a dicho pliego para diseñar y ejecutar los lineamientos de compensación y gestión de empleo y rendimiento, organización interna y programa de incentivos por retiro voluntario, a fin de optimizar su política de gestión de recursos humanos y otras acciones afines, de acuerdo con sus documentos de gestión y demás disposiciones que emita para tal fin. Los procedimientos, alcances y montos para la aplicación de las políticas, programas y lineamientos son autorizados por acuerdo de Mesa Directiva y se financian con cargo a su presupuesto institucional. Adicionalmente, precísase que el Pliego 028 se encuentra exonerado del artículo 9 de la presente ley y del artículo 2 del Decreto de Urgencia 038-2006.

Nonagésima Novena. Autorización al Ministerio de Desarrollo Agrario y Riesgo a realizar transferencias financieras a favor de AGROBANCO o empresas autorizadas para desempeñarse como fiduciarias
Autorízase al Ministerio de Desarrollo Agrario y Riego, a través del Programa de Compensaciones para la Competitividad, a realizar transferencias financieras a favor del Banco Agropecuario (AGROBANCO) o empresas autorizadas para desempeñarse como fiduciarios, supervisadas por la Superintendencia de Banca y Seguros y Administradoras Privadas de Fondo de Pensiones, para el cofinanciamiento de proyectos de reconversión productiva agropecuaria a nivel nacional a los que se refiere la Ley 29736, Ley de Reconversión Productiva Agropecuaria. Dichas transferencias financieras se aprueban mediante resolución del titular del pliego, previo informe favorable de su Oficina General de Presupuesto o la que haga sus veces en el Pliego, y se publica en el Diario Oficial El Peruano.

Centésima. Declárese de necesidad pública e interés nacional la infraestructura hidráulica y afianzamiento de los recursos hídricos en el ámbito del Proyecto Especial Chinecas, con la finalidad de impulsar la ampliación de la frontera agrícola, los que se sujetan a la normatividad vigente.

Centésima Primera. Dispónese que lo establecido en el Decreto Supremo 001-2018-EF, resulta aplicable al Tribunal Constitucional, en tanto se implemente el régimen del Servicio Civil en la citada entidad, conforme a lo dispuesto en la Ley 30057, Ley del Servicio Civil. En el marco de la citada implementación, el Tribunal Constitucional deberá aprobar el Cuadro de Puestos de la Entidad (CPE), como máximo, hasta el 31 de diciembre de 2021.
El Titular del Tribunal Constitucional acude ante la Comisión de Presupuesto y Cuenta General de la República y la Comisión de Trabajo y Seguridad Social del Congreso de la República en junio y diciembre del año 2021 a presentar un informe sobre el estado de la implementación del régimen del Servicio Civil del Tribunal Constitucional.


DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS


Primera. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:



a)　En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b)　En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c)　En la empresa Petróleos del Perú (PETROPERÚ S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el FONAFE.

d)　En las empresas de los gobiernos regionales y de los gobiernos locales, mediante acuerdo de directorio.

e)　En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en la presente ley; y en lo que corresponda a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada ley.

f)　En los organismos públicos descentralizados de los gobiernos regionales y gobiernos locales, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en la presente ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada ley.

Las disposiciones que se aprueben conforme a lo señalado en los literales precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2020, y rigen a partir del 1 de enero de 2021. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en la presente ley, según sea el caso.
La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

Segunda. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, hasta el 29 de enero de 2021, para modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas.

Para el caso de los recursos por la fuente de financiamiento Recursos Directamente Recaudados, la autorización a la que se refiere el párrafo precedente se aplica solo para reducir su presupuesto institucional aprobado.

Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2021, que son publicados hasta el 21 de diciembre de 2020, mediante resolución directoral de la mencionada Dirección General.

Asimismo, en los casos que fuera necesario una modificación en las estimaciones de saldos de balance por la fuente de financiamiento Recursos Determinados, autorízase a los gobiernos regionales y gobiernos locales, hasta el 26 de febrero de 2021, para reducir su presupuesto institucional aprobado respecto a los recursos correspondientes a saldos de balance por la fuente de financiamiento Recursos Determinados, previa opinión favorable de la Dirección General de Presupuesto Público. Las solicitudes de modificación deben presentarse hasta el 8 de febrero de 2021 a la Dirección General de Presupuesto Público.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley, solo para efecto de la publicación de la Resolución Directoral de la Dirección General de Presupuesto Público a la que se refiere el tercer párrafo de esta disposición.

Comuníquese al señor Presidente de la República para su promulgación.

En Lima, a los treinta días del mes de noviembre de dos mil veinte.

MIRTHA ESTHER VÁSQUEZ CHUQUILIN
Presidenta a. i. del Congreso de la República

LUIS ANDRÉS ROEL ALVA
Segundo Vicepresidente del Congreso de la República

AL SEÑOR PRESIDENTE DE LA REPÚBLICA

POR TANTO:

Mando se publique y cumpla.

Dado en la Casa de Gobierno, en Lima, a los cuatro días del mes de diciembre del año dos mil veinte.

FRANCISCO RAFAEL SAGASTI HOCHHAUSLER
Presidente de la República

VIOLETA BERMÚDEZ VALDIVIA
Presidenta del Consejo de Ministros

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
PARA EL AÑO FISCAL 2021

FPR40S1S

29/11/2020
23:50:12

PAGINA : 1

FUENTE DE FINANCIAMIENTO :   RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
CULTURA	1 200 000	
003 M. DE CULTURA	1 200 000	
	1 200 000	*ASOCIACIÓN ORQUESTAS INFANTILES Y JUVENILES DEL PERÚ*
AMBIENTAL	9 230 832	
005 M. DEL AMBIENTE	9 230 832	
	9 230 832	*COMUNIDADES NATIVAS - COMUNIDADES CAMPESINAS*
JUSTICIA	2 603 000	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	*IGLESIA CATOLICA*
INTERIOR	1 920 588	
007 M. DEL INTERIOR	1 920 588	
	3 000	*ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)*
	5 000	*ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)*
	88 000	*ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)*
	4 000	*ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941*
	110 449	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	7 000	*C.E. 1149 JORGE CIEZA LACHO*
	7 000	*C.E. 7 DE AGOSTO (AREQUIPA)*
	13 000	*C.E. CAP PNP ALIPIO PONCE VASQUEZ*
	11 000	*C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)*
	13 000	*C.E. FELIX TELLO ROJAS (CHICLAYO)*
	11 000	*C.E. JUAN LINARES ROJAS*
	4 000	*C.E. MARIANO SANTOS MATEOS (TACNA)*
	9 000	*C.E. MARIANO SANTOS MATEOS (TRUJILLO)*
	20 000	*C.E. PRECURSORES DE LA INDEPENDENCIA*
	9 000	*C.E. ROBERTO MORALES ROJAS (SULLANA)*
	12 000	*C.E. SANTA ROSA DE LIMA 2001*
	10 000	*C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)*
	11 000	*C.E. SO. 2DA. JESUS VERA FERNANDEZ*
	20 000	*C.E. SO. 2DA. JUAN INGUNZA VALDIVIA*
	10 000	*C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO*
	11 000	*C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)*
	18 000	*C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)*
	10 000	*C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)*
	9 000	*C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO*
	13 000	*C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)*
	12 000	*C.E. TUPAC AMARU*
	4 000	*C.E. VIRGEN DE FATIMA*
	4 000	*C.E.I. JUAN BENITES LUNA*
	93 449	*CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU*
	1 200 000	*COMITE DE DAMAS PNP*
	3 000	*I.E.I PNP CUNA JARDIN SANTA ROSITA DE LIMA (AREQUIPA)*
	12 000	*I.E.I. ALCIDES VIGO HURTADO*
	10 000	*I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO*
	3 000	*I.E.I. ANGELES DE MARIA (HUANCAYO)*
	3 000	*I.E.I. CUNA JARDÍN N° 1137 "MILAGROSO DIVINO NIÑO JESÚS" (TARAPOTO)*
	3 000	*I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)*
	12 000	*I.E.I. FELIX TELLO R. LA MOLINA*
	4 000	*I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)*
	3 000	*I.E.I. MARIANO LINARES JARAMILLO (JAEN)*
	4 000	*I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)*
	9 000	*I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)*
	63 190	*INSTITUTO LIBERTADOR RAMON CASTILLA*
	2 000	*INSTITUTO SAN MARTINIANO*
	37 500	*OBISPADO CASTRENSE*



ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS PARA EL AÑO FISCAL 2021	FPR40S1S
29/11/2020 23:50:12	PAGINA : 2

FUENTE DE FINANCIAMIENTO :   RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	49 878	
008 M. DE RELACIONES EXTERIORES	49 878	
	49 878	SOCIEDAD PERUANA DE DERECHO INTERNACIONAL
ECONOMIA Y FINANZAS	2 033 626	
009 M. DE ECONOMIA Y FINANZAS	2 033 626	
	1 000 000	CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU
	1 033 626	CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS
EDUCACION	29 861 937	
010 M. DE EDUCACION	9 301 672	
	100 000	ACADEMIA NACIONAL DE CIENCIAS
	255 275	ACADEMIA PERUANA DE LA LENGUA
	1 000 000	ASOCIACION FE Y ALEGRIA DEL PERU - CEFOP
	6 843 997	ASOCIACION FE Y ALEGRIA PROGRAMA NACIONAL
	30 000	CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL
	17 400	EIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"
	90 000	ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"
	80 000	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	25 000	OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC
	860 000	SOCIEDAD GEOGRÁFICA DE LIMA
342 INSTITUTO PERUANO DEL DEPORTE	20 560 265	
	1 584 941	ASOCIACIÓN NACIONAL PARALIMPICA
	2 579 109	FDN ATLETISMO
	1 524 525	FDN BADMINTON
	1 084 456	FDN BOXEO
	1 036 351	FDN CICLISMO
	811 891	FDN ESGRIMA
	1 191 935	FDN GIMNASIA
	673 819	FDN GOLF
	516 057	FDN HANDBALL
	857 119	FDN HOCKEY
	1 619 215	FDN JUDO
	1 553 607	FDN KARATE
	1 519 547	FDN LEVANTAMIENTO DE PESAS
	1 534 555	FDN LUCHA AMATEUR
	519 619	FDN REMO
	407 602	FDN TIRO CON ARCO
	1 545 917	FDN VELA
SALUD	14 105 100	
011 M. DE SALUD	14 105 100	
	150 000	A.O.H. HOGAR CLINICA SAN JUAN DE DIOS DE PIURA
	350 000	ACADEMIA NACIONAL DE MEDICINA
	378 000	ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA
	600 000	ASOCIACIÓN CASA RONALD MC DONALD DEL PERU
	80 000	ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO
	50 000	CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY Nº 10674
	44 500	CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" Nº 42
	80 000	CENTRO DE REHABILITACION DE CIEGOS DE LIMA
	180 000	CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS
	120 000	HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)
	1 139 204	HOGAR CLINICA SAN JUAN DE DIOS - LIMA
	200 000	HOGAR CLINICA SAN JUAN DE DIOS -IQUITOS
	144 000	HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO
	180 000	HOGAR CLINICA SAN JUAN DE DIOS CUSCO
	118 800	LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA

29/11/2020
23:50:12

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
PARA EL AÑO FISCAL 2021

FPR40S1S

PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
SALUD	14 105 100	
011 M. DE SALUD	14 105 100	
	3 584 080	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	6 706 516	UNION DE OBRAS DE ASISTENCIA SOCIAL
DEFENSA	1 673 079	
026 M. DE DEFENSA	1 673 079	
	22 348	ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"
	12 770	ASOCIACIÓN DE CAPITANES DE NAVIO, CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO
	12 770	ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS
	159 627	ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"
	12 770	ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ
	127 702	ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES DEL PERÚ
	18 591	ASOCIACIÓN STELLA MARIS
	166 013	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA
	195 584	CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ
	68 602	COMITE FEMENINO DE APOYO
	20 629	CONGREGACION DE SIERVAS DEL PLAN DE DIOS
	134 236	FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ
	9 295	FUNDACIÓN MIGUEL GRAU
	68 601	IEP PEDRO RUIZ GALLO
	80 046	INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS
	324 054	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	28 733	INSTITUTO SAN MARTINIANO DEL PERÚ
	191 553	OBISPADO CASTRENSE
	19 155	ORDEN DE LA LEGIÓN MARISCAL CÁCERES
OFICINA NACIONAL DE PROCESOS ELECTORALES	7 898 708	
032 OFICINA NACIONAL DE PROCESOS ELECTORALES	7 898 708	
	7 898 708	ORGANIZACIONES POLÍTICAS CON REPRESENTACIÓN EN EL CONGRESO
GOBIERNOS REGIONALES	1 377 421	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	270 000	
	270 000	CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F. LIRA"
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	767 421	
	90 000	APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO
	677 421	HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	340 000	
	110 000	"FUNDACIÓN FRATERNISTAS SINE FINIBUS" - "HOGAR OSCAR ROMERO"
	230 000	HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO
TOTAL RUBRO :	**71 954 169**	



ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS PARA EL AÑO FISCAL 2021

FPR40S1S

PAGINA : 4

29/11/2020
23:50:12

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	19 929 129	
342 INSTITUTO PERUANO DEL DEPORTE	19 929 129	
	55 832	*FDN ACTIVIDADES SUBACUATICAS*
	44 678	*FDN AERODEPORTIVA*
	436 360	*FDN AJEDREZ*
	186 509	*FDN AUTOMOVILISMO*
	523 991	*FDN BEISBOL*
	252 713	*FDN BILLAR*
	232 972	*FDN BOCHAS*
	625 018	*FDN BOWLING*
	279 142	*FDN CANOTAJE*
	618 092	*FDN DEPORTES ECUESTRES*
	204 164	*FDN ESCALADA*
	705 716	*FDN ESQUI ACUATICO*
	347 013	*FDN FISICOCULTURISMO*
	15 673	*FDN KARATE*
	154 292	*FDN KICK BOXING*
	186 838	*FDN KUNG FU*
	41 890	*FDN LEVANTAMIENTO DE POTENCIA*
	214 090	*FDN MOTOCICLISMO*
	191 275	*FDN MOTONAUTICA*
	336 927	*FDN MUAY THAI*
	1 473 899	*FDN NATACION*
	476 431	*FDN PALETA FRONTON*
	356 785	*FDN PATINAJE*
	254 921	*FDN PENTATLON MODERNO*
	675 128	*FDN RUGBY*
	1 013 030	*FDN SOFTBOL*
	757 083	*FDN SQUASH RACKET*
	1 484 400	*FDN TABLA*
	1 473 899	*FDN TAE KWON DO*
	1 101 391	*FDN TENIS*
	771 348	*FDN TENIS DE MESA*
	1 475 006	*FDN TIRO*
	396 744	*FDN TRIATHLON*
	1 807 482	*FDN VOLEIBOL*
	65 119	*FDN DE PATINAJE SOBRE HIELO*
	65 336	*FDN DE PERSONAS CON DISCAPACIDAD INTELECTUAL*
	40 508	*FDN DE PERSONAS CON DISCAPACIDAD VISUAL*
	33 851	*FDN KENDO*
	342 573	*FEDENADIF*
	211 010	*FEDUP*
COMERCIO EXTERIOR Y TURISMO	1 689 800	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	1 689 800	
	1 689 800	*CENTROS DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO - LEY Nº 27153 Y MODIFICATORIAS / REGLAMENTO DEL D.L. N°1228*
TOTAL RUBRO :	21 618 929	

ANEXO B : CUOTAS INTERNACIONALES PARA EL
AÑO FISCAL 2021

29/11/2020
23:50:47

PAGINA : 1

FUENTE DE FINANCIAMIENTO :	RECURSOS ORDINARIOS
(EN SOLES)	

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	707 088	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	275 590	
	126 630	*CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO*
	148 960	*ORGANIZACIÓN PARA LA COOPERACIÓN Y EL DESARROLLO ECONÓMICOS - OCDE*
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	431 498	
	10 500	*CENTRO LATINOAMERICANO DE FÍSICA - CLAF*
	35 000	*CENTRO REGIONAL DE SISMOLOGIA PARA AMÉRICA DEL SUR - CERESIS*
	45 150	*INTERNATIONAL CENTRE FOR GENETIC ENGINEERING AND BIOTECHNOLOGY - ICGEB*
	25 848	*INTERNATIONAL SCIENCE COUNCIL - ISC*
	315 000	*PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED*
CULTURA	1 857 831	
003 M. DE CULTURA	1 587 831	
	101 252	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA - UNESCO*
	1 486 579	*SECRETARIA GENERAL IBEROAMERICANA - SEGIB*
113 BIBLIOTECA NACIONAL DEL PERU	270 000	
	7 368	*AGENCIA INTERNACIONAL DEL ISBN*
	3 507	*AGENCIA INTERNACIONAL DEL ISSN*
	23 724	*ASOCIACIÓN DE ESTADOS AMERICANOS PARA EL DESARROLLO DE LAS BIBLIOTECAS NACIONALES DE IBEROAMERICA (ABINIA)*
	3 316	*FEDERACIÓN INTERNACIONAL DE ASOCIACIONES DE BIBLIOTECARIOS Y BIBLIOTECAS (IFLA)*
	232 085	*PROGRAMA IBEROAMERICANO DE BIBLIOTECAS PUBLICAS (IBERBIBLIOTECAS)*
RELACIONES EXTERIORES	64 723 162	
008 M. DE RELACIONES EXTERIORES	64 723 162	
	200 000	*ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS REFUGIADOS*
	560 082	*ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN*
	130 134	*CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
	50 000	*COMITÉ INTERNACIONAL DE LA CRUZ ROJA*
	9 949	*FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS*
	38 098	*FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA*
	3 980	*FONDO DE POBLACIÓN DE LAS NACIONES UNIDAS*
	282 966	*FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (GENERAL DE PROYECTOS)*
	19 898	*INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL*
	33 732	*INSTITUTO ITALO-LATINO AMERICANO*
	617 686	*ORGANISMO ANDINO DE SALUD-CONVENIO HIPÓLITO UNANUE*
	24 325 640	*ORGANIZACIÓN DE LAS NACIONES UNIDAS*
	2 451 768	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN*
	52 242	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO-OFICINA SEDE LIMA*
	1 696 934	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA (PRESUPUESTO REGULAR)*
	2 890 822	*ORGANIZACIÓN DE LOS ESTADOS AMERICANOS*
	84 261	*ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA DE LIMA*
	2 176 313	*ORGANIZACIÓN INTERNACIONAL DEL TRABAJO*
	307 671	*ORGANIZACIÓN INTERNACIONAL PARA LAS MIGRACIONES*
	2 570 337	*ORGANIZACIÓN MUNDIAL DE LA SALUD*
	1 508 238	*ORGANIZACIÓN MUNDIAL DEL COMERCIO*
	276 475	*ORGANIZACIÓN MUNDIAL DEL TURISMO*
	3 544 700	*ORGANIZACIÓN PANAMERICANA DE LA SALUD*
	7 523 063	*PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO*
	101 113	*PROGRAMA IBEROAMERICANO PARA LA PROMOCIÓN DE LAS ARTESANÍAS*



	ANEXO B : CUOTAS INTERNACIONALES PARA EL AÑO FISCAL 2021	
29/11/2020 23:50:47		PAGINA : 2

FUENTE DE FINANCIAMIENTO :   RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	64 723 162	
008 M. DE RELACIONES EXTERIORES	64 723 162	
	4 159 339	PROGRAMA MUNDIAL DE ALIMENTOS
	7 417 653	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA DE NACIONES
	151 262	SECRETARÍA GENERAL IBEROAMERICANA
	1 538 806	TRIBUNAL DE JUSTICIA DE LA COMUNIDAD ANDINA
EDUCACION	840 437	
010 M. DE EDUCACION	836 728	
	40 103	FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO
	317 000	INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB
	101 100	ORGANIZACION IBEROAMERICANA DE LA JUVENTUD
	176 925	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN , LA CIENCIA Y LA CULTURA - UNESCO
	201 600	ORGANIZACIÓN PARA LA COOPERACIÓN Y EL DESARROLLO ECONÓMICO - OECD
514 U.N. DE INGENIERIA	3 709	
	3 709	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES
AGRICULTURA	365 483	
165 SERVICIO NACIONAL FORESTAL Y DE FAUNA SILVESTRE - SERFOR	365 483	
	27 293	CONVENCIÓN SOBRE EL COMERCIO INTERNACIONAL DE ESPECIES AMENAZADAS DE FAUNA Y FLORA SILVESTRE - CITES
	12 406	CONVENCIÓN SOBRE LA CONSERVACIÓN DE LAS ESPECIES MIGRATORIAS DE ANIMALES SILVESTRES - CMS
	325 784	ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES - OIMT
COMERCIO EXTERIOR Y TURISMO	16 838	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	16 838	
	16 838	PROGRAMA IBEROAMERICANO PARA LA PROMOCION DE LAS ARTESANIAS
TOTAL RUBRO :	**68 510 839**	

ANEXO B : CUOTAS INTERNACIONALES PARA EL AÑO FISCAL 2021

29/11/2020
23:50:47

PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
ECONOMIA Y FINANZAS	74 865	
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	74 865	
	74 865	INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS
ENERGIA Y MINAS	876 643	
016 M. DE ENERGIA Y MINAS	876 643	
	350 000	(FPEG) FORO DE PAISES EXPORTADORES DE GAS
	156 354	GIEC, GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE
	113 283	GIEPZ, GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC
	114 847	IRENA, AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE
	142 159	OLADE, ORGANISMO LATINOAMERICANO DE ENERGÍA.
CONTRALORIA GENERAL	28 993	
019 CONTRALORIA GENERAL	28 993	
	8 581	ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES-INTOSAI
	20 412	ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS-OLACEFS
TRANSPORTES Y COMUNICACIONES	1 715 369	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	1 715 369	
	320 000	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL
	320 000	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)
	454 817	ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)
	309 176	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)
	127 376	UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)
	184 000	UNIÓN POSTAL UNIVERSAL (UPU)
PRODUCCION	663 562	
244 INSTITUTO NACIONAL DE CALIDAD - INACAL	663 562	
	231 769	COMISIÓN ELECTROTÉCNICA INTERNACIONAL-IEC
	7 354	COMISIÓN PANAMERICANA DE NORMAS TÉCNICAS- COPANT
	1 821	CONFERENCIA DE ESTANDARIZACIÓN NACIONAL DE LABORATORIOS INTERNACIONALES- NCSLI
	14 817	COOPERACION INTERNACIONAL PARA LA ACREDITACION DE LABORATORIOS - ILAC
	32 127	COOPERACIÓN DE ACREDITACIÓN DEL PACÍFICO-APAC
	22 217	COOPERACIÓN INTERAMERICANA DE ACREDITACIÓN -IAAC
	5 116	FORO DE METROLOGIA LEGAL DE ASIA Y EL PACÍFICO - APMLF
	9 273	FORO INTERNACIONAL DE ACREDITACIÓN-IAF
	113 600	OFICINA INTERNACIONAL DE PESOS Y MEDIDAS - BIPM
	5 629	ORGANIZACIÓN INTERNACIONAL DE METROLOGÍA LEGAL - OIML
	202 241	ORGANIZACIÓN INTERNACIONAL DE NORMALIZACIÓN-ISO
	17 598	SISTEMA INTERAMERICANO DE METROLOGIA -SIM
TOTAL RUBRO :	**3 359 432**	